frontdoor®

2025 Annual Report







ABOUT FRONTDOOR, INC.

Frontdoor and its family of brands are on a mission to make life easier for every homeowner through innovative technology and quality customer service. With over 55 years of experience, we are the leading provider of home warranties in the United States, handling approximately 3.8 million service requests for more than 2.1 million members through a network of approximately 17,000 qualified and independent service contractors. We also offer new home builder warranty solutions, which deliver value to both builders and homeowners through a suite of builder warranty products and support services.

Our customizable home warranties are annual service plan agreements that cover the repair or replacement for breakdowns due to normal wear and tear of major components. We cover up to 29 home systems and appliances, including electrical, plumbing, HVAC systems, water heaters, refrigerators, dishwashers and ranges/ovens/cooktops, as well as optional coverages for pools, spas and pumps. Our home warranties provide peace of mind, budget protection, convenience, repair expertise and service guarantee. Our non-warranty services provide homeowners greater value through replacement and upgrade programs, as well as other home maintenance offerings.

Our 2-10 new home builder warranty solutions offer flexible builder-backed and insurance-backed warranty options covering workmanship, home distribution systems and structural components.

Frontdoor family of brands include American Home Shield, HSA, OneGuard, Landmark and 2-10 HBW brands. For more information about Frontdoor, Inc., please visit frontdoorhome.com.

This 2025 Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and beliefs, as well as a number of assumptions concerning future events. These statements are subject to risks, uncertainties, assumptions and other important factors. Readers are cautioned not to put undue reliance on such forward-looking statements because actual results may vary materially from those expressed or implied. The reports filed by Frontdoor pursuant to United States securities laws contain discussions of these risks and uncertainties. Frontdoor assumes no obligation to, and expressly disclaims any obligation to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are advised to review Frontdoor's filings with the United States Securities and Exchange Commission (which are available on the SEC's EDGAR database at www.sec.gov and via Frontdoor's website at investors.frontdoorhome.com).

See Part II, Item 7 in the accompanying Annual Report on Form 10-K for the year ended December 31, 2025 for reconciliations of the non-GAAP financial measures Adjusted EBITDA to the nearest U.S. GAAP measures.

A LETTER FROM OUR CHAIRMAN AND CEO



"As we look to the future, our top two strategic goals are to grow warranty and non-warranty services ensuring we are living out our mission to make life easier for every homeowner."

Dear Stockholders,

Frontdoor, Inc. reported another record year of financial results in 2025. Our performance was driven by continued improvements in the member experience, differentiated strategy, and consistent execution.

- Revenue increased 14% year over year to nearly $2.1 billion;
- Gross profit margin increased 150 basis points to a record of 55%;
- Net income grew 9% to $255 million;
- Adjusted EBITDA grew 25% to $553 million;
- We bought back a record $280 million worth of shares; and
- We stabilized member count by growing demand and improving conversion in the direct-to-consumer channel, and we ended the year with momentum in the real estate channel.

Other notable achievements in 2025 include:

- Grew real estate channel member count in the second half of 2025 for the first time in five years.
- DTC remained a source of consistent momentum for the business, driving 3% member growth in that channel.
- Renewal rates increased 150 basis points to 75%.
- Adoption of the American Home Shield app grew to nearly 600,000 member downloads and 80,000 video chats.
- Scaled non-warranty through new HVAC upgrade sales, which grew revenue 48% to $128 million.
- Optimized the 2-10 integration. This was a highly strategic acquisition, and execution has exceeded our expectations.
- Officially launched NewHome Care in 2025 and we see a meaningful opportunity to unlock additional value from the 2-10 builder network.

As the leader in home warranty and new home structural warranty, we are committed to delivering on our mission of making life easier for every homeowner through innovative experiences and quality customer service.

As we look ahead, our long-term goals include:

1. Drive member growth – still the number one priority at Frontdoor;
2. Scale non-warranty revenue streams;
3. Deliver on structurally higher margins; and
4. Remain disciplined with our capital allocation strategy to create long-term value.

We are powered by an amazing team of more than 2,000 associates and 17,000 contractors, serving over 2 million valued members. I am confident in our strategy and our people. Thank you for your commitment and contributions to another exceptional year. We will leverage our 2025 momentum to achieve long-term shareholder value.

Sincerely,

Bill Cobb
Chairman & CEO
Frontdoor, Inc



2025 FORM 10-K



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number 001-38617



Frontdoor, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**82-3871179**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

3400 Players Club Parkway, Memphis, Tennessee 38125
(Address of principal executive offices) (Zip Code)

901-701-5000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12 (b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on which Registered
Common stock, par value $0.01 per share	**FTDR**	**The Nasdaq Stock Market LLC**

Securities registered pursuant to Section 12 (g) of the Act:

None
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
			Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   Yes ☐   No ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

As of June 30, 2025, the last business day of the registrant's most recently completed second quarter, the aggregate market value of the common stock held by non-affiliates of the registrant, computed by reference to the closing price, was approximately $4.3 billion.

As of February 20, 2026, there were 70,617,688 shares outstanding of the registrant's common stock, par value $0.01 per share.

Documents incorporated by reference:

Portions of the registrant's proxy statement to be filed with the Securities and Exchange Commission in connection with the registrant's 2026 annual meeting of stockholders (the "Proxy Statement") are incorporated by reference into Part III hereof. Such Proxy Statement will be filed within 120 days of the registrant's fiscal year ended December 31, 2025.

GLOSSARY OF TERMS AND SELECTED ABBREVIATIONS

In order to aid the reader, we have included certain defined terms and abbreviations used throughout this Annual Report on Form 10-K as set forth in the table below.

Term/Abbreviation	Definition
2-10 HBW	2-10 Holdco, Inc. and its subsidiaries
2-10 HBW Acquisition	Acquisition by Frontdoor, Inc. of all of the issued and outstanding common stock of 2-10 HBW completed on December 19, 2024
Amended Credit Facilities	Credit facilities, which became effective December 19, 2024, upon the execution of the second amendment to the Credit Agreement
AOCI	Accumulated other comprehensive income or loss
ASC	FASB Accounting Standards Codification
ASU	FASB Accounting Standards Update
Code	Internal Revenue Code of 1986, as amended
Credit Agreement	The agreement governing the Amended Credit Facilities, as amended effective on December 19, 2024, by and among the company, certain of our subsidiaries, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent
Credit Facilities	The Term Loan Facilities together with the Revolving Credit Facility
ESPP	Frontdoor, Inc. 2019 Employee Stock Purchase Plan
Exchange Act	Securities Exchange Act of 1934, as amended
FASB	U.S. Financial Accounting Standards Board
home warranty	A home service contract, sometimes called a residential service contract, home warranty, home service plan or home protection contract, provides for the repair and/or replacement of certain home systems and appliances for breakdowns that generally occur as a result of normal wear and tear
HVAC	Heating, ventilation and air conditioning
IRS	U.S. Internal Revenue Service
NASDAQ	Nasdaq Global Select Market
new home builder warranty	A written warranty, or a collection of warranties, a builder provides to a new home buyer to define the standards for certain workmanship, distribution systems (e.g., electrical, piping or venting), and/or structural elements in a new home, and which may be backed by insurance and/or surety coverage
Omnibus Plan	Frontdoor, Inc. 2018 Omnibus Incentive Plan
Parent Company	Frontdoor, Inc.
Prior Revolving Credit Facility	$250 million revolving credit facility, which became effective on June 17, 2021 and was extinguished on December 19, 2024
Prior Term Loan Facilities	$650 million senior secured term loan facilities, which became effective on June 17, 2021 and were extinguished on December 19, 2024
Prior Term Loan A	$260 million term loan A facility, which became effective on June 17, 2021 and was extinguished on December 19, 2024
Prior Term Loan B	$380 million term loan B facility, which became effective on June 17, 2021 and was extinguished on December 19, 2024
Purchase Agreement	Share Purchase Agreement dated June 3, 2024, by and among Frontdoor, Inc., 2-10 HBW Acquisition, L.P. and 2-10 HBW, pursuant to which Frontdoor acquired all of the issued and outstanding stock of 2-10 HBW
Revolving Credit Facility	$250 million revolving credit facility, as amended effective on December 19, 2024
SEC	U.S. Securities and Exchange Commission
Securities Act	Securities Act of 1933, as amended
SOFR	Secured Overnight Financing Rate
Term Loan A	$418 million term loan A facility, which became effective on December 19, 2024
Term Loan B	$800 million term loan B facility, which became effective on December 19, 2024
Term Loan Facilities	The Term Loan A together with the Term Loan B
U.S. or United States	United States of America
U.S. GAAP	Accounting principles generally accepted in the United States of America

In this Annual Report on Form 10-K, unless the context indicates otherwise, references to "Frontdoor," "we," "our," "us," and the "company" refer to Frontdoor, Inc. and all of its subsidiaries. Frontdoor is a Delaware corporation with its principal executive offices in Memphis, Tennessee.

We hold various service marks, trademarks and trade names, such as Frontdoor®, American Home Shield®, HSA™, 2-10 HBW®, OneGuard®, Landmark Home Warranty®, and related logos and designs. Solely for convenience, the service marks, trademarks and trade names referred to in this Annual Report on Form 10-K are presented without the SM, ®, and TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these service marks, trademarks and trade names. All service marks, trademarks and trade names appearing in this Annual Report on Form 10-K are the property of their respective owners.

Certain amounts presented in the tables in this report are subject to rounding adjustments and, as a result, the totals in such tables may not sum.

TABLE OF CONTENTS

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, regarding business strategies, market potential, future financial performance, the 2-10 HBW Acquisition and other matters. The words "believe," "expect," "estimate," "could," "should," "intend," "may," "plan," "seek," "anticipate," "project," "will," "shall," "would," "aim," and similar expressions, among others, generally identify "forward-looking statements," which speak only as of the date the statements were made. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected, anticipated or implied in the forward-looking statements. Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of our management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. Whether any such forward-looking statements are in fact achieved will depend on future events, some of which are beyond our control.

You should read this Annual Report on Form 10-K completely and with the understanding that actual future results may be materially different from expectations. All forward-looking statements made in this report are qualified by these cautionary statements. These forward-looking statements are made only as of the date of this report, and we do not undertake any obligation, other than as may be required by law, to update or revise any forward-looking or cautionary statements to reflect changes in assumptions, the occurrence of events, unanticipated or otherwise, and changes in future operating results over time or otherwise. For a discussion of other important factors that could cause our results to differ materially from those expressed in, or implied by, the forward-looking statements included in this report, you should refer to the risks and uncertainties detailed from time to time in our periodic reports filed with the SEC, including the disclosure included in Item 1A. Risk Factors of this Annual Report on Form 10-K.

SUMMARY OF MATERIAL RISKS

Factors, risks, trends and uncertainties that make an investment in us speculative or risky and that could cause actual results or events to differ materially from those anticipated in our forward-looking statements include the matters described under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this report in addition to the following other factors, risks, trends and uncertainties:

- changes in macroeconomic conditions, including inflation, tariffs and global supply chain challenges and changing interest rates, especially as they may affect existing or new home sales, consumer confidence, demand for our services, labor availability or our costs;

- our ability to successfully implement our business strategies;

- the ability of our marketing efforts to be successful and cost-effective;

- our dependence on our first-year direct-to-consumer and real estate acquisition channels and our renewal channel for home warranty sales;

- our dependence on our existing warranty customer base and strategic partners for non-warranty sales;

- changes in the source and intensity of competition in our market;

- our ability to attract, retain and maintain positive relations with third-party contractors and vendors;

- increases in parts, appliance and home system prices, and other operating costs;

- changes in U.S. tariffs or import/export regulations;

- our ability to attract and retain qualified key employees and labor availability in our customer service operations;

- our dependence on third-party vendors, including business process outsourcers, and third-party component suppliers;

- weather, including adverse conditions, seasonality, along with related environmental regulations;

- compliance with, or violation of, laws and regulations, including consumer protection laws, or lawsuits or other claims by third parties, increasing our legal and regulatory expenses;

- cybersecurity breaches, disruptions or failures in our technology systems;

- our ability to protect the security of personal information about our customers;

- technological developments in artificial intelligence;

- negative reputational and financial impacts resulting from acquisitions or strategic transactions;

- a requirement to recognize impairment charges on goodwill and intangible assets;

- our ability to underwrite risks accurately and to charge adequate prices to builder members, as well as our ability to effectively re-insure a large portion of those risks;

- the availability of reinsurance to manage a substantial portion of our potential loss exposure for our new home builder warranty business;

- evolving corporate governance and disclosure regulations and expectations;

- inappropriate use of social media by us or other parties to harm our reputation;

- our ability to protect our intellectual property and other material proprietary rights;

- third-party use of our trademarks as search engine keywords to direct our potential customers to their own websites;

- special risks applicable to operations outside the United States by us or our business process outsource providers;

- the 2-10 HBW Acquisition may not achieve its intended results;

- any liabilities, losses, or other exposures for which we do not have adequate insurance coverage, indemnification, or other protection;

- a return on investment in our common stock is dependent on appreciation in the price;

- inclusion in our certificate of incorporation a forum selection clause that could discourage an acquisition of our company or litigation against us and our directors and officers;

- the effects of our significant indebtedness, our ability to incur additional debt and the limitations contained in the agreements governing such indebtedness;

- increases in interest rates increasing the cost of servicing our indebtedness and counterparty credit risk due to instruments designed to minimize exposure to market risks;

- increased borrowing costs due to lowering or withdrawal of the credit ratings, outlook or watch assigned to us or our Credit Facilities;

- our ability to generate the significant amount of cash needed to fund our operations and service our debt obligations; and

- other factors described in this report and from time to time in documents that we file with the SEC.

PART I

ITEM 1. BUSINESS

Overview

Frontdoor is the leading provider of home warranties and new home builder warranties in the United States, as measured by revenue, and operates under the American Home Shield, HSA, OneGuard, Landmark and 2-10 HBW brands. Our customizable home warranties help customers protect and maintain their homes, typically their most valuable asset, from costly and unplanned breakdowns of essential home systems and appliances. Our home warranty customers frequently use our services, as we handle approximately 3.8 million home warranty service requests annually utilizing our nationwide network of approximately 17,000 qualified independent professional contractor firms in a wide range of trades and with diverse skills and capabilities. We provide our customers with a compelling value proposition by offering financial protection against unplanned and expensive home repairs, coupled with the convenience of having repairs guaranteed by us and completed by experienced professionals whose quality levels are regularly monitored. In addition to our home warranties, we continue to focus on and expand our non-warranty services, including our New HVAC upgrade program and Moen smart water shut-off value partnership program. We also offer new home builder warranty solutions, which deliver value to both builders and homeowners through a suite of builder warranty products and support services.

As of December 31, 2025, we had approximately 2.1 million active home warranties across all brands in the United States, including our American Home Shield, HSA, OneGuard, Landmark and 2-10 HBW brands. Our home warranty customers usually subscribe to an annual service plan agreement that covers the repair or replacement for breakdowns that generally occur as a result of normal wear and tear of major components of up to 29 home systems and appliances, including electrical, plumbing, HVAC systems, water heaters, refrigerators, dishwashers and ranges/ovens/cooktops, as well as optional coverages for pools, spas and pumps. Given the potentially high cost of a major appliance or home system breakdown, the cumbersome process of vetting and hiring a qualified repair professional and, typically, the lack of a formal guarantee for services performed by repair professionals in retail, our customers place high value on the peace of mind, budget protection, convenience, repair expertise and service guarantee our home warranties deliver.

As home systems and appliances become more complex, and the needs of our customers continue to evolve, we believe our ability to innovate through upgraded and customized product offerings, differentiated service offerings and channel diversification focused on key customer segments will continue to drive customer growth and retention. The expansion of our home warranty offerings, new branding initiatives, and the utilization of dynamic pricing algorithms, as well as our investments in non-warranty services and new home builder warranties, position us for growth.

Our multi-faceted value proposition resonates with a broad consumer demographic. Additionally, our range of product offerings—from extensive home warranty coverage to non-warranty services and maintenance to virtual diagnosis—can meet home warranty customer needs, whether they are seeking peace of mind, protection from unexpected repair costs, assistance in finding a contractor or want only guidance for a do-it-yourself solution. We acquire our home warranty customers through awareness driven by the real estate channel and directly by advertising and marketing our brands through our direct-to-consumer ("DTC") channel. As a result of our strong customer value proposition, 76 percent of our revenue in 2025 was generated through existing customer renewals, which was in line with historical averages, driving consistency and predictability in our revenues. In addition, approximately 84 percent of our home warranty customers are on a monthly auto-pay program.

We leverage our established customer relationships and scalable contractor network to drive growth in our non‑warranty services portfolio. These services include our New HVAC upgrade program, installation of Moen smart water shut‑off devices, and select home maintenance offerings. Non-warranty services are marketed to our existing warranty customer base through our website and the American Home Shield app, as well as through strategic third-party partnerships, including Moen, enabling incremental revenue opportunities beyond traditional warranty coverage.

Our New HVAC upgrade program provides customers with access to discounted pricing on new HVAC systems, supporting replacement demand while leveraging our contractor network and brand presence. Through our partnership with Moen, we deploy our licensed plumbing contractors to install the Moen Flow Smart Water Monitor & Shut-Off, expanding our addressable market and providing customers with technology-enabled solutions designed to help prevent water damage. Our home maintenance offerings, such as HVAC tune-ups and re-key services, further extend our engagement with homeowners outside of covered events.

Additionally, our Virtual Experts service, available through the American Home Shield app, provides real-time video support for home repair and maintenance matters. This capability enhances customer experience, increases service efficiency, and supports scalable delivery across our non-warranty offerings. We continue to invest in and expand our contractor network to support the growth, quality, and consistency of our non-warranty services

Our value proposition to our independent professional contractor network is similarly compelling, as we offer access to meaningful work volume that supports business growth and strengthens the management of their financial and workforce resources. We realize significant economies of scale as a result of our volume of home warranty service requests. We leverage our enhanced customer- and contractor-centric technology platform, robust independent contractor network, existing customer base, purchasing volume for parts, appliances and home systems, and extensive history and deep understanding of the home services industry to generate sustained revenue growth of our home warranty brands and expand our non-warranty services.

We are selective with onboarding new independent contractor firms into our nationwide network and regularly monitor service quality through a set of rigorous performance measures, relying heavily on direct customer feedback. We classify a subset of our independent contractor network for home warranty services as "preferred," representing firms that meet our highest quality standards and are our most cost-effective providers. Our preferred contractor network completed approximately 84 percent of our home warranty service requests in 2025. We believe that increased usage of our preferred contractors leads to higher customer retention rates as well as lower costs. We leverage our preferred contractor base, and our ability to offer virtual diagnosis of issues, to enhance our contractors' and customers' experience, and to expand deeper into home repair and maintenance services.

We also offer new home builder warranty solutions, which deliver value to both builders and homeowners through a suite of builder warranty products and support services. On December 19, 2024, we acquired 2-10 HBW, a leading provider of new home builder warranties and support services. Through 2-10 HBW, we offer flexible builder‑backed and insurance‑backed warranty options covering workmanship, home distribution systems and structural components. Additionally, our add‑on programs provide service request management for homeowner warranty issues, along with full claims administration support for new home builder warranty matters. From January to October 2025, approximately one in six new homes built in the U.S. are covered by a 2-10 HBW new home builder warranty. The majority of our new home builder warranty revenue comes from repeat builder partners and/or builders with multi-year agreements. As of December 31, 2025, our 2-10 HBW new home builder business had approximately 20,000 builder partners.

Our value proposition is attractive to new home builders seeking to transfer the risk of structural failures that may occur within up to ten years of completion, as well as service offerings for those builders seeking administrative services rather than a full transfer of structural risk. These warranties can also include up to one year of workmanship surety protection and up to two years of systems surety protection. We implement a vigorous underwriting process for builder members, particularly those with whom we enter into multi-year contracts, and for each warranty, relying on engineering expertise and decades of structural claims data to help us assess risk. Our ability to diversify our risk through reinsurance further helps us to provide an attractive offering for builders.

For the year ended December 31, 2025, we generated revenue, net income and Adjusted EBITDA of $2,093 million, $255 million and $553 million, respectively. For a reconciliation of net income to Adjusted EBITDA, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Adjusted EBITDA."

Our Opportunity

Frontdoor primarily operates within U.S. home services industry which has an estimated annual revenue of over $500 billion. The home warranty category is currently estimated to represent over $4 billion in annual revenue. We view increased penetration within the U.S. home services industry as a long-term growth opportunity. In addition, we believe consumer preference for peace of mind, budget protection and convenience as home systems and appliances become more complex will emphasize the value proposition of qualified professional repair and maintenance services and, accordingly, the coverage benefits offered by a home warranty. As part of the 2-10 HBW Acquisition, we further expanded to an adjacent category focused on new home builder warranties. New home builder warranties also represent a natural entry point for marketing our home warranty plans and non-warranty home services, enabling us to offer comprehensive home protection solutions and increase revenue opportunities.

We also believe that we are well-positioned to capitalize on our leading position in the home warranty category to provide services to consumers in the broader repair and maintenance sectors in the U.S. home services industry. As consumer demand shifts toward more convenient, outsourced services, we believe we have an opportunity as a reliable, scaled service provider with a nationwide network of qualified professional service providers to expand further into non-warranty home services. We expect to continue to leverage the quality, trust and brand awareness of our brands to grow our non-warranty offerings and to allow us to demonstrate the enhanced value that we can offer to both consumers and contractors.

In order to provide excellent customer service, we remain focused and committed to attracting and retaining high-quality independent contractors for our network of professional service providers. As we continue to refine, scale and leverage our independent contractor network, we will continue to expand our breadth of potential services and enhance our ability to further execute our non-warranty home services delivery model.

Our Competitive Strengths

We believe the following competitive strengths have been instrumental to our success and position us for future growth:

Leader in Large, Fragmented and Underpenetrated Category. We are the leader in the U.S. home warranty category. For more than five decades, we have developed a marketplace reputation built on the strength of our brands, our customer and contractor value proposition, and our service quality. As a result, we enjoy industry-leading brand awareness and offer high-quality customer service, both of which are key drivers of the success of our customer acquisition and retention efforts. Our size and scale help facilitate contractor selection and purchasing volume for parts, appliances and home systems, as well as the ability to realize marketing and operating efficiencies. Our leadership position has been further enhanced by the 2-10 HBW Acquisition in December 2024, the leading provider of new home builder warranties in the United States, as measured by revenue.

High-Value Service Offerings. We provide our customers with a compelling value proposition by offering financial protection against unplanned and expensive home repairs, coupled with the convenience of having repairs guaranteed by us and completed by professionals whose quality levels are regularly monitored. In contrast with insurance products like homeowners' insurance that have low frequency of use, our home warranty customers have almost two claims per year, on average. We believe this high level of engagement reinforces our customer value proposition and leads to improved retention rates. We believe our customer retention rate is further evidence of the value our customers place on our service and the quality of execution that we provide. For our builder members, we provide insurance coverage to protect against homeowner claims of structural failure up to ten years after completion of the home, as well as administrative services to help them manage workmanship, distribution system and structural warranties related to their builds.

Unique and Compelling Independent Contractor Network. We maintain and manage a nationwide network of approximately 17,000 independent professional contractor firms in a wide range of trades and with diverse skills and capabilities. We are selective with onboarding new contractor firms into our nationwide network and monitor service quality through a set of rigorous performance measures, relying heavily on direct customer feedback. We classify a subset of our independent contractor network for home warranty services as "preferred," representing firms that meet our highest quality standards and are our most cost-effective providers. As of December 31, 2025, we had approximately 4,200 preferred contractors. We believe that increased usage of our independent preferred contractors leads to higher customer retention rates as well as lower costs. Our value proposition to our professional contractor network is equally compelling as we provide them access to our significant work volume, thus increasing their business activity while enhancing their ability to manage their financial and human capital resources. We realize significant economies of scale as a result of our volume of home warranty service requests.

Technology-Enabled Platform Drives Efficiency and Quality of Service. We are focused on constantly improving the customer and contractor experience. We continuously develop and refine our advanced customer- and contractor-centric technology platform to enhance the experience for our customers and contractors. From their smartphone or other connected device, our platform allows customers to purchase a home warranty, request a maintenance or repair service, virtually communicate with a representative, learn about home maintenance offerings, manage their account and track the progress of their home service requests. Our American Home Shield app is available to our home warranty customers to offer another avenue for support by using video chat capabilities and virtual diagnostics of the issue, reducing the need for an in-home visit from a professional. Our contractor technology platform makes it easier for contractors to work with us and improves communications between contractors and our customers.

We believe our technology-enabled platform provides a foundation for operational and customer service excellence and differentiation, ultimately driving customer and contractor retention and growth.

Diverse, Recurring and Stable Revenue Channels. We acquire new customers for our home warranty business through two channels, real estate and DTC, which are offered in the continental U.S. We believe our ability to acquire customers through the DTC channel helps to mitigate the effect of potential cyclicality in the home real estate market and our nationwide presence limits the impact of poor regional economic conditions. Our builder members are acquired through our sales program, with a focus on signing multi-year agreements. We also benefit from our predictable and recurring revenue, as our home warranty customers typically sign annual contracts, and 76 percent of our revenue in 2025 was generated through existing customer renewals, which was in line with historical averages. Additionally, 84 percent of our home warranty customers are on a monthly auto-pay program. Auto-pay customers historically have been more likely to renew than non-auto-pay customers. Our home warranty and non-warranty business models continue to prove resilient through various business cycles as evidenced by our compound annual revenue growth rate of seven percent from 2020 to 2025.

Multi-Channel Sales and Marketing Approach Supported by Sophisticated Consumer Analytics. Our multi-channel sales and marketing approach is designed to understand our customers' key decision points during the purchase of home services to generate revenue, better serve their needs, and build brand value. We use this information to help us design product offerings and differentiate our brands and product offerings to meet the diverse and changing needs of consumers.

In the real estate channel for home warranties, we leverage marketing and information service arrangements, as well as a team of inside and field-based sales associates to train, educate and market our home warranties through real estate brokers and agents at both local, regional and national levels.

In the DTC channel for home warranties, we increasingly utilize sophisticated consumer analytics and testing models that allow us to more effectively segment our prospective customers and deliver tailored marketing campaigns and messaging, combined with sophisticated pricing and discounting models. In addition, we have deployed more sophisticated marketing and media tools to attract customers, including content marketing, online reputation management and social media channels.

For our new home builder warranty business, we market through regional sales teams focused on understanding the new home construction business and geographical variations, as well as developing and deepening builder relationships. This team maintains relationships with industry associations and realtors to continue to introduce new builders to the benefits of our services.

Leveraging Dynamic Pricing. We utilize dynamic pricing in our home warranty renewal and DTC channels, which allows us to leverage our proprietary data platform to adjust our plan prices based on factors such as the strength of our independent contractor network or characteristics of homes in a market. We are using these capabilities to offer more attractive pricing overall, enabling us to expand our potential customer base to those previously priced out of the market due to the industry's historical practice of state-level pricing.

Capital-Light Business Model. Our business model generates strong Adjusted EBITDA margins and requires limited capital expenditures. We may, from time to time, make more significant investments in capability-expanding technology, including continued investments in our technology-enabled platform to drive efficiency and quality of service.

Experienced Management Team. We have a management team of highly-experienced leaders who possess deep insight into transforming large consumer discretionary businesses, leveraging technology to innovate and grow businesses, and who have strong track records in marketing and operational excellence for a wide variety of industries and economic conditions. Our management team is highly focused on execution and driving growth and profitability, and, as such, our compensation structure is tied to key performance metrics that are designed to incentivize senior management to drive the long-term success of our business. We believe our management team has the vision and experience to position us for continued success and to implement and execute our business strategies over the long term.

Our Business Strategies

We intend to profitably grow our business by:

Increasing Our Home Warranty Customer Base. We intend to further grow our home warranty business by making strategic investments to educate consumers on, and remind our current customers of, our compelling value proposition, including targeting homeowners more effectively through a variety of product offerings, messaging and retention programs; further improving and differentiating our customer experience from the overall category; and optimizing our strategies with respect to real estate brokers, independent contractor firms and business partners. Further, we believe our new home builder warranties and our non-warranty home services provide us more opportunities to introduce customers to our overall home warranty value proposition. We intend to leverage our analysis of consumer preferences to offer home warranties that meet the needs of consumers who prefer traditional home warranties, as well as those seeking non-warranty services*.*

Providing Customers Access to High-Quality and Convenient Non-Warranty Home Services. Through our non-warranty services business, we offer customers access to the New HVAC upgrade and Moen programs, as well as home maintenance services with convenient scheduling, upfront pricing on select services and ongoing support. For contractors, this product offering provides actual revenue opportunities, not just leads, as well as access to our scheduling services. We believe that non-warranty home services will strengthen our home warranty brands by highlighting the value proposition and convenience of our services.

By offering non-warranty home services, we can provide additional services to our existing customers and reach new customers, including those not currently interested in home warranties. We intend to continue to leverage our existing sales channels and service platform to deliver additional value-added services to our non-warranty home services customers. Our product development teams draw upon the experience of our home warranty brands to both create innovative customer solutions for the existing product suite and identify service and category adjacencies. For example, we offer existing home warranty customers pre-season HVAC tune-ups and a lock re-keying service. Through commercial partners and our scale, we are also able to offer our home warranty customers significant discounts for purchases of new HVAC systems and appliances. More recently, we have partnered with Moen to provide installation of water shut-off monitors for non-home warranty customers, which provides another opportunity to strengthen our relationships with contractors and reach potential new customers. We believe these service offerings will lead to higher customer engagement, ultimately leading to stronger customer loyalty and retention.

Delivering Superior Customer Experience. We will continue to improve the customer experience by investing in our integrated technology platform, self-service capabilities, business intelligence platforms, customer service operations and contractor management systems. This allows us to support our business strategy while continuing to improve our communications related to our products. These targeted investments are expected to result in an enhanced customer experience by providing a more convenient service request process and improving contractor efficiencies and engagement. We believe these initiatives will lead to improved retention rates over time, cost-savings and the opportunity to deliver additional services to a broader base of satisfied customers.

Growing Our Supply Network of Independent Contractors. We are focused on growing our high-quality nationwide network of qualified independent professional contractor firms, particularly our base of preferred contractors for home warranty and non-warranty services as our business grows. These firms are in a wide range of trades and possess diverse skills and capabilities. Our contractor relations team utilizes a selective process to choose new independent contractor firms and regularly monitors their service quality. We are also improving the way in which we do business with our independent contractors by enhancing contractor relations for improved efficiency, allowing our independent contractors to better focus on our customers' experience. We believe growing our independent contractor base within existing service locations and in new geographies, while maintaining service excellence, will drive further penetration of our home warranties and non-warranty home services and differentiate our product offerings relative to competitors. We believe that increased usage of our independent preferred contractors leads to higher customer retention rates as well as lower costs.

Continuing Digital Innovation. We are continuing to invest in digital innovation to further increase the ease-of-use of our technology platform for our customers, contractors and commercial partners. In recent years, we have developed a robust customer technology platform, which makes it easy for customers to purchase from us, including through the use of digital payments, request service, receive personalized shopping experiences and home maintenance tips, learn about service offerings from our commercial partners, and manage their account from the convenience of a smartphone or other connected device, whether through our website or our apps. Our contractor technology platform makes it easier for contractors to work with us and improves communication between contractors and our customers.

We also leverage our technology platform to utilize video chat capabilities, augmented reality, computer vision and machining learning to offer real time help to homeowners from our Virtual Experts who may be able to guide homeowners to fix the repair, reducing the need for an in-home visit from a professional. We believe that leveraging our capabilities to offer upfront diagnostics of home repairs will reduce the time required for completion of repairs.

Providing Home Builders and their Customers with High-Quality New Home Builder Warranty Services. With the 2-10 HBW Acquisition, we have expanded our offerings to include industry-leading new home builder warranties. This business presents additional opportunities, as we leverage our expertise and resources to strengthen our relationships with home builders and provide valuable protection to owners of new homes. Additionally, homeowners who have access to our new home builder warranties represent a natural entry point for marketing our home warranty plans and non-warranty home services, enabling us to offer comprehensive home protection solutions and increase revenue opportunities.

Pursuing Selective Acquisitions. We anticipate that the highly fragmented nature of the home services industry will continue to create strategic opportunities for acquisitions. Historically, we have used acquisitions to grow our customer base in high-growth geographies, and we intend to continue to do so. Most recently, we acquired 2-10 HBW, which provides us more home warranty customers and increased our revenue, net income and adjusted EBITDA, in addition to opportunities for a new sales channel and a more diversified business portfolio. We have also used acquisitions to enhance our technological capabilities and geographic presence. We may also explore opportunities to make strategic acquisitions that will expand or scale our current or potential new service offerings.

Sales and Marketing

We market our brands and services to homeowners on a national and local level through various means, including broadcast, digital, marketing partnerships and affiliate relationships and remarketing. We partner with various participants in the residential real estate marketplace, such as real estate brokers and insurance carriers, to market our home warranties. In addition, we sell through our customer service team, mobile-optimized e-commerce platform and national sales teams. We utilize the following customer acquisition channels:

Real estate channel. Our home warranty plans have historically been used to provide peace of mind to home buyers by protecting them from large, unanticipated out-of-pocket expenses related to the breakdown of major home systems and appliances during the first year after an existing home purchase. We leverage marketing and information service arrangements and a team of internal and field-based sales associates and leaders who focus on defined geographic areas to train and educate real estate brokers and agents within their territory about the benefits of a home warranty by working directly with real estate offices and participating in broker meetings and national sales events. Those brokers and agents then market our home warranties to home buyers and sellers.

In 2025, customers in our real estate channel renewed at a rate of 29 percent after the first contract year. Revenue from this channel was $141 million, $125 million and $141 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Direct-to-consumer channel. We have invested significant resources to develop the DTC channel for home warranties to broaden our reach beyond home real estate transactions. Our value proposition resonates with a wide range of homeowners, from those who find security in a plan protecting against expensive and unplanned breakdowns in the home to those seeking convenient services from qualified contractors. This strong value proposition is promoted to our potential customers through marketing partnerships, search engine marketing, content marketing, social media, direct mail, television, radio, print advertisements and telemarketing, and sold through our customer service team and mobile-optimized e-commerce platform. We continue to strategically invest to expand the DTC channel given its high customer retention rates and customer lifetime value.

In 2025, customers in our DTC channel renewed at a rate of 74 percent after the first contract year. Revenue from this channel was $172 million, $166 million and $194 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Customer renewals. For the year ended December 31, 2025, we generated 76 percent of our home warranty revenue through existing customer renewals compared to 78 and 77 percent for the years ended December 31, 2024 and 2023, respectively. We have made significant investments in our integrated technology platform, self-service capabilities, business intelligence platforms, customer service operations and contractor management systems, which we believe position us to further improve our customer retention rate.

In 2025, customers in our renewal channel for home warranties renewed at a rate of 81 percent. Revenue from renewals was $1,587 million, $1,437 million and $1,367 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Across these three channels, in 2025, customers renewed at a rate of 75 percent, and our overall customer retention rate was 79 percent. We calculate the rates at which our customers renew as the ratio of the number of home warranties renewed during the period to the number of home warranties originally set to expire during the period. We calculate our customer retention rate as the ratio of the number of ending home warranties to the sum of the number of beginning home warranties, new home warranty sales and acquired accounts for the applicable period. The rate at which customers renew and customer retention rate are presented on a rolling, 12-month basis in order to avoid seasonal anomalies.

New Home Builder Warranties. For our new home builder warranty business, we market and sell through inside sales and regional sales teams focused on understanding the new home construction business and geographical variations, as well as developing and deepening builder relationships. This team maintains relationships with industry associations, builders and realtors to continue to introduce new builders to the benefits of our services. For those builders identified as preferred through volume and experience, we seek to enter into multi-year contracts.

Customers, Contractors, Suppliers and Geographies

Customers. As our home warranty customers are predominantly owners of single-family residences, our business is not reliant on any single customer. As of December 31, 2025, we had approximately 2.1 million active home warranties. We believe there is opportunity to market our services to a broader customer base seeking differentiated home warranties, non-warranty services and self-help guidance. As of December 31, 2025, we had approximately 19,000 builder customers; no builder represented more than five percent of revenue for the new home builder warranty business.

Contractors. We have a nationwide network of approximately 17,000 qualified professional contractor firms in a wide range of trades and with diverse skills and capabilities. The qualification process for a contractor includes assessing its online presence and customer reviews, gathering public information about the company, reviewing references from customers and other contractors, and confirming it meets our insurance and licensing standards. In addition, contractors must agree to our service requirements, such as timely appointments and follow-ups with all customers, guaranteed workmanship, professionalism and availability. Our independent contractors are supported by a designated contractor relations representative who guides them through the process of working with us, from onboarding to the first service call and to continuous monitoring and training.

No contractor accounted for more than five percent of our cost of services rendered in 2025. We classify a subset of our independent contractor network as "preferred," representing firms that meet our highest quality standards and are our most cost-effective providers. Our independent preferred contractor network completed 84 percent of our home warranty service requests in 2025. We believe that increased usage of our preferred contractors leads to higher customer retention rates as well as lower costs.

Suppliers. We are dependent on a limited number of suppliers for various key components used in our product offerings, and the cost, quality and availability of these components are essential to our services. Direct supplier spend, which excludes purchases made by our contractors, made up approximately 22 percent of our cost of services rendered in 2025, and we have multiple national supplier agreements in place. We have six national suppliers of parts, appliances and home systems that each account for more than five percent of our supplier spend. We continue to seek to deepen and expand our supplier relationships, improve access to appliances with the highest demand, increase speed of parts acquisition and expand our service provider network.

Geographies. A significant percentage of our revenue is concentrated in the western and southern regions of the United States, including California, Florida and Texas. Our new home builder warranty revenue is diversified across the United States, based on such factors as high growth in new home sales, strength of builder associations, the size of builders in particular geographies and average home costs and density, including states in the southern region of the United States.

Technology

We are continuing to invest in digital innovation to further increase the ease-of-use of our technology platform for our customers and contractors.

Customers. We operate a robust customer technology platform, which makes it easy for home warranty customers to purchase from us, request service and manage their account from the convenience of a smartphone or other connected device. Approximately 47 percent of our home warranty DTC sales in 2025 were made online, and more than 60 percent of our total service request volume for home warranties was entered online or through our interactive voice response system. Our customer MyAccount platform had over 1.5 million active users across our website and app at the end of 2025, allowing customers to manage their account, request service, receive home maintenance tips and electronically communicate with a representative online without having to call our customer service team. In certain instances, our technology platform enables homeowners to use their smartphone cameras to engage in a video chat with one of our Virtual Experts who can remotely see the item that needs attention and capture a variety of important details about the item, potentially helping to reduce the time required for completing repairs and even eliminating the need for a technician to visit the home by offering a simple do-it-yourself solution.

Contractors. Our contractor technology platform makes it easier for contractors to work with us and improves communication between contractors and our customers. Our contractor portal had over 18,000 active users at the end of 2025, and our platform sent approximately 1.3 million "On-My-Way" notifications to customers, letting them know their contractor was en route to their home.

Competition

We compete in the U.S. home warranty category and the broader U.S. home services industry. The home warranty category is highly competitive. While we have a broad range of competitors in each locality and region, we are one of the few companies that provide home warranties nationwide. The broader U.S. home services industry is also highly competitive. We compete against businesses providing non-warranty home services directly and those offering leads to contractors seeking to provide non-warranty home services. The principal methods of competition, and by which we differentiate ourselves from our competitors, are quality and speed of service, contract offerings, brand awareness and reputation, customer satisfaction, pricing and promotions, contractor network and referrals. We believe our nationwide network of qualified independent professional contractor firms, in combination with our large base of contracted customers, differentiate us from other platforms in the home services industry.

Our new home builder warranty business faces competition from other providers of new home builder warranties and builders that self-insure.

Human Capital Management

As of December 31, 2025, we had 2,034 employees, none of whom is represented by a labor union. 1,986 employees were employed in the United States, and 48 employees were employed in India where they provided technology services for our business. We believe our overall relations with our workforce are good. In addition to our employees, we utilize business process outsourcing firms who are independent contractors and handle a range of customer service, administrative and similar tasks for our business.

Health and Safety. We have implemented a virtual-first work environment, resulting in the majority of our employees working remotely with certain teams engaging in travel and in-person meetings on a regular cadence. Our support for employees' health and safety has expanded to focus on key aspects related to working from home, including support for mental health. We include in new employee onboarding training and tips on health and safety risks at home, such as physical risks from poor home office ergonomics. Our regular internal corporate communications feature virtual working tips, employee highlights, health and safety ideas and business discussions, all of which are designed to keep employees connected and engaged.

Employee Benefits and Talent Development. In 2025, we again engaged in a review and update of our employee benefits and paid time off programs to improve our healthcare coverage and provide support for healthcare needs of our employees. We have sponsored mentorship and development programs to support development for our employee population. We embrace diversity in backgrounds, experiences and perspectives of our employees, contractors, customers and other stakeholders. Everyone is valued and appreciated for their distinct contributions to the growth and sustainability of our business. We strive to cultivate a culture and vision that supports and enhances our ability to recruit, develop and retain diverse talent at every level.

Employee Engagement. We seek employee engagement and satisfaction feedback. We actively track and monitor the results of employee surveys in search of trends and opportunities. The surveys inform our human resources strategy so that we can adjust and adapt to our employees' needs as they change and evolve. Leaders receive team-level dashboards; have the opportunity for supplemental training and support to understand how to review, share and discuss their results with their teams; and take meaningful actions together to continuously improve employee experiences. We also monitor employee turnover.

Seasonality

The demand for our services, and our results of operations, are affected by weather conditions and seasonality. Such seasonality causes our results of operations to vary considerably from quarter to quarter. Accordingly, results for any quarter are not necessarily indicative of the results that may be achieved for the full fiscal year. Extreme temperatures, typically in the winter and summer months, can lead to an increase in home warranty service requests related to home systems, particularly HVAC systems, resulting in higher costs and lower profitability, while mild temperatures in the winter or summer months can lead to lower home systems claim frequency, resulting in lower costs and higher profitability. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Factors and Trends Affecting Our Results of Operations—Seasonality" in Part II of this Annual Report on Form 10-K for additional information.

Intellectual Property

We hold various service marks, trademarks and trade names, such as Frontdoor, American Home Shield and the Frontdoor, American Home Shield and 2-10 HBW logos, that we deem particularly important to our advertising and marketing activities. We develop the substantial majority of our product and service offerings internally and have extended our product and service offerings and intellectual property through acquisitions of businesses and technologies. We also license intellectual property rights in certain circumstances. We have a number of U.S. patents and pending applications that relate to various aspects of our technology. While we believe that our patents have value, no single patent is essential to us or to any of our principal businesses. Rapid technological advances in cloud, software and hardware development, evolving standards in computer hardware and software technology, changing customer needs and frequent new product introductions, offerings and enhancements characterize the markets in which we compete. We plan to continue to dedicate resources to research and development efforts to maintain and improve our current products and services offerings.

Insurance

We maintain insurance coverage that we believe is appropriate for our business, including workers' compensation, general liability and property insurance. In addition, following the 2-10 HBW Acquisition, we maintain reinsurance policies to transfer a significant portion of the risk that we assume pursuant to our new home builder warranties. We also provide insurance for our home warranty claims in Texas via our wholly-owned captive insurance company.

Regulatory Compliance

We are subject to various federal, state and local laws and regulations, compliance with which increases our operating costs, limits or restricts the services we provide or the methods by which we may offer, sell and fulfill those services or conduct our business, or subjects us to the possibility of regulatory actions or proceedings. Noncompliance with these laws and regulations can subject us to fines, cease and desist orders, loss of licenses or registrations or various forms of civil or criminal prosecution, any of which could have a material adverse effect on our reputation, business, financial position, results of operations and cash flows.

These federal, state and local laws and regulations include laws relating to consumer protection, unfair and/or deceptive trade practices, service contracts, home warranties, home service plans, real estate settlement services, wage and hour requirements, contractors, the employment of immigrants, labor relations, licensing, building code requirements, workers' safety, environmental protection, privacy and data protection, securities, insurance coverages, sales tax collection and remittance, healthcare, employee benefits, marketing (including, without limitation, telemarketing) and advertising. In addition, at the federal level, we are regulated by the Consumer Financial Protection Bureau, and in certain states, both our home warranty business and the new home builder warranty business are regulated by applicable state insurance regulatory authorities, including but not limited to the California Department of Insurance, District of Columbia Department of Insurance, Securities & Banking, the Florida Office of Insurance Regulation, and the Texas Department of Insurance. Our home warranty business may also be regulated by other state regulatory bodies, such as the Virginia Department of Agriculture and Consumer Services and the Texas Department of Licensing and Regulation.

We are subject to federal, state and local laws and regulations designed to protect consumers, including laws governing deceptive trade practices, consumer privacy and fraud, the collection and use of consumer data, auto-renewal telemarketing and other forms of solicitation. The rules adopted by the Federal Communications Commission pursuant to the Telephone Consumer Protection Act and the Telemarketing Sales Rule issued by the Federal Trade Commission govern our telephone sales practices. In addition, some states and local governing bodies have adopted laws and regulations targeted at direct telephone sales, i.e., "do-not-call" regulations. The implementation of these marketing regulations requires us to rely more extensively on other marketing methods and channels. In addition, if we were to fail to comply with any applicable law or regulation, we could be subject to substantial fines or damages, be involved in lawsuits, enforcement actions and other claims by third parties or governmental authorities, suffer losses to our reputation and our business or suffer the loss of licenses or registrations or incur penalties that may affect how the business is operated, any of which, in turn, could have a material adverse effect on our financial position, results of operations and cash flows.

Available Information

Our corporate website address is www.frontdoorhome.com. We use our website as a channel of distribution for company information. We will make available free of charge on the Investor section of our website our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act. We also make available through our corporate website other reports filed with or furnished to the SEC under the Exchange Act, including our proxy statements and reports filed by officers and directors under Section 16(a) of the Exchange Act, as well as our Code of Conduct and Financial Code of Ethics. Financial and other material information regarding Frontdoor is routinely posted on our website and is readily accessible. We do not intend for information contained on our website to be part of this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS

In addition to the other information contained in this Annual Report on Form 10-K and the exhibits hereto, you should carefully consider the following risk factors in evaluating our business. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The selected risks described below, however, are not the only risks we face. Additional risks and uncertainties, not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition or results of operations. The risk factors generally have been separated into four groups: risks related to our business, risks related to the 2-10 HBW Acquisition, risks related to our common stock and risks related to our significant indebtedness.

The materialization of any risks and uncertainties set forth below or identified in "Cautionary Statement Concerning Forward-Looking Statements" contained in this report and our other filings with the SEC or those that are presently unforeseen could result in significant adverse effects on our financial condition and results of operations. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II of this Annual Report on Form 10-K and "Cautionary Statement Concerning Forward-Looking Statements" above.

Risks Related to Our Business

Changing macroeconomic conditions, including inflation, tariffs, global supply chain challenges and changing interest rates, especially as they may affect existing or new home sales, consumer confidence, demand for our services, labor availability or our costs, may adversely impact our business, financial position, results of operations and cash flows.

Our results of operations are dependent upon consumer spending. Changes in general economic conditions and consumer confidence, particularly in our largest regions—California, Florida and Texas—could adversely affect the demand for our services. Consumer spending and confidence tend to decline during times of declining economic conditions. Unfavorable changes in economic conditions, which are typically beyond our control, including without limitation, as a result of weak existing or new home sales, higher home foreclosures, inflation, tariff policies, restriction on imports of components and raw materials applicable to our business, slowing growth, rising interest rates, recession, changes in the political climate, international conflict, supply chain or labor market disruptions, banking or financial market disruptions, declining consumer confidence, rising unemployment rates, pandemics or other global health crises or other adverse changes, could adversely affect consumer spending levels, our costs, reduce demand for our services and adversely impact our business, financial position, results of operations and cash flows.

While the Federal Reserve lowered interest rates three times over the course of 2024 and three times over the course of 2025, it has expressed an expectation that the pace any such decreases may be slower going forward. Accordingly, significant uncertainty remains regarding the timing and extent of future interest rate changes. The sustained level of higher interest rates has in recent years caused buyer apprehension and affordability concerns, resulting in a decrease in home sales in 2022, 2023, 2024 and flat home sales in 2025 compared to 2024 and has negatively impacted our business. Changing interest rates could continue to affect mortgage rates and negatively impact our business.

We may not successfully implement our business strategies, including achieving our growth objectives.

We may not be able to fully implement our business strategies or realize, in whole or in part within the expected time frames, the anticipated benefits of various new business, growth or other initiatives, including the expected benefits of the 2-10 HBW Acquisition. Our business strategies and initiatives, including increasing and retaining our home warranty customers, delivering superior customer experience, growing our supplier network of independent contractors, leveraging dynamic pricing, expanding our non-warranty revenue, integrating and growing the 2-10 HBW business, leveraging technology for support of our business strategies and pursuing selective acquisitions, including those that complement our existing business and provide cross-selling opportunities for home warranties and our non-warranty services, are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. For example, as part of our non-warranty services, we have leveraged our nationwide network of independent contractors in our partnership with Moen to offer installation of their smart water shut-off valve, including where supported by home insurers. The success of this opportunity depends in part on Moen's marketing of their product and support of this program by home insurers. Operational challenges, delays in product availability, or changes in Moen's strategic direction, or changes in home insurers' support for installation of water shut-off valves, all of which are beyond our control, could result in delays in achieving our anticipated growth objectives and adversely affect our business, financial position, results of operations and cash flows.

In addition, our financial performance is affected by changes in the services and products we offer to customers. We may incur significant costs to implement our strategies, service and product offerings, which may not succeed in increasing revenue, growing our customer base or growing profitability. For example, in 2025, we incurred significant costs when we acquired 2-10 HBW to access a business opportunity in the new home builder warranty space to complement our existing business and provide cross-selling opportunities for home warranties and our non-warranty services. In addition, in 2024, we incurred significant expense when we relaunched the American Home Shield brand through an updated look and feel. Similarly, in 2023, we launched the Frontdoor app, which required a substantial marketing investment. We cannot provide any assurance that these rebranding initiatives will be effective. An unsuccessful execution of strategies, including the rollout of new, or the adjustment of any existing, services or products or sales and marketing plans, could cause us to reevaluate or change our business strategies and could have a material adverse impact on our reputation, business, financial position, results of operations and cash flows.

We will incur certain costs or may offer certain discounts to achieve efficiency improvements and growth in our business, and we may not meet anticipated implementation timetables or stay within budgeted costs or plans. As these efficiency improvement and growth initiatives are implemented, we may not fully achieve expected cost savings and efficiency improvements or growth rates, or these initiatives could adversely impact customer retention or our operations. Also, our business strategies may change in light of our ability to implement new business initiatives, competitive pressures, economic uncertainties or developments or other factors.

Marketing efforts to increase home warranty and non-warranty sales through our real estate and DTC channels may not be successful or cost-effective.

Attracting consumers, professional contractor firms and real estate brokers to our brands and businesses involves considerable expenditures for marketing. We have made, and expect to continue to make, significant expenditures on branding, app and website design, marketing partnerships, search engine marketing, content marketing, social media, direct mail, broadcast, television, radio, print advertisements and telemarketing. These efforts may not be successful or cost-effective. Historically, we have had to increase marketing expenditures over time to attract and retain customers and professional contractors and sustain growth.

With respect to our marketing efforts, we may also include certain discounts or other promotional rates in order to attract and retain customers. These efforts may become more costly or be offered at increasing frequency over time. Certain factors including the nature and type of our services offered, potential and existing customers' perception of the value of our services, and other macroeconomic factors like general economic conditions and consumer sentiment may impact our efforts. These efforts may not be successful or cost-effective or remain effective over time.

With respect to our digital marketing efforts, rapid and frequent changes in the pricing and operating dynamics of search engines, changing policies and guidelines applicable to keyword advertising (which may unilaterally be updated by search engines without advance notice), as well as the use of new or improved technology such as generative artificial intelligence powered search platforms, could adversely affect our paid search engine marketing efforts and free search engine traffic. Such changes could adversely affect paid listings (both their placement and pricing), as well as the ranking of our brands and businesses within paid and organic search results, any or all of which could increase our marketing expenditures (particularly if free traffic is replaced with paid traffic).

In addition, evolving consumer behavior can affect the availability of profitable marketing opportunities. For example, as traditional television viewership declines and media is increasingly consumed through various digital means, the reach of traditional advertising channels is contracting, and the number of digital advertising channels is expanding. To continue to reach and engage with customers and professional contractors and grow in this environment, we will need to identify and devote more of our overall marketing expenditures to newer digital advertising channels (such as social media, online video and other digital platforms), as well as target customers, professional contractors and real estate brokers via these channels. Generally, the opportunities in (and the sophistication of) newer advertising channels are undeveloped and unproven relative to traditional channels, which could make it difficult for us to assess returns on our marketing investment in newer channels. Additionally, as we increasingly depend on newer digital channels for traffic, these efforts will involve challenges and risks similar to those we face in connection with our search engine marketing efforts.

We also enter into various third-party affiliate agreements in an effort to drive traffic to our various brands and businesses. These arrangements are generally more cost-effective than traditional marketing efforts. If we are unable to renew existing and enter into new arrangements of this nature, our sales and marketing as a percentage of revenue could increase.

We cannot provide any assurance that we will be able to continue to appropriately manage our marketing efforts in response to any or all of the events and trends discussed above, and the failure to do so could adversely affect our reputation, business, financial position, results of operations and cash flow.

We depend on our first-year DTC acquisition and real estate channels for a significant percentage of our home warranty sales.

Consumer demand for services purchased through our first-year DTC channel can fluctuate and, as such, is subject to changes in macroeconomic conditions, including interest rates and inflation, as well as consumer sentiment about the value of home warranties and our reputation as a home warranty provider. Consumer demand may also be significantly influenced by the success of marketing and promotions by us or by our competitors. If we are unsuccessful in attracting consumers to our home warranties, we could experience a material adverse impact to our business, financial position, results of operations and cash flows.

A significant percentage of our sales is generated through our first-year real estate and DTC home warranty acquisition channels, which feed our renewal channel. In our real estate channel, our strategic relationships with top real estate brokers and agents are important to our business because they provide marketing and information services that are useful to our real estate customer acquisition channel. These brokers and agents are independent parties that we do not control, and we cannot guarantee that our strategic partnership arrangements with them will continue at current levels or at all. An inability to maintain these relationships could have a material adverse effect on our business, financial position, results of operations and cash flows.

Demand for our home warranty services is affected by existing home sales, as our services are frequently purchased in connection with real estate transactions. As a result, in periods when home sales are fast-moving, declining or of low inventory levels, demand for our services may be adversely impacted. In addition, changes in the real estate market could also affect the demand for our services if a reduced number of home buyers elect not to purchase our services, which could have a material adverse impact on our business, financial position, results of operations and cash flows. Among others, the number of real estate transactions in which our services are purchased could also decrease in the following situations:

- when mortgage interest rates are high or rise, as they did in recent periods;

- when the availability of credit, including commercial and residential mortgage funding, is limited; or

- conversely, when demand for existing homes exceeds supply.

We depend on our existing warranty customer base and strategic partners for a significant portion of our non‑warranty sales.

Our ability to grow our non‑warranty services business depends in part on our ability to maintain and deepen engagement with our existing warranty customers and to successfully cross‑sell non‑warranty offerings. If customers elect to seek these services from competitors or delay discretionary home improvement spending, demand for our non‑warranty services may decline.

In addition, certain non‑warranty services rely on strategic third‑party relationships, including partnerships with product manufacturers such as Moen, as well as our network of independent, licensed contractors who perform installation and maintenance services. Any deterioration in these relationships, inability to attract or retain qualified independent contractors, failure to maintain service quality or consistency, or disruption in partner‑provided products or programs could adversely affect customer satisfaction, our reputation, and demand for our non‑warranty services.

If we are unable to effectively manage these risks or adapt our non‑warranty offerings, pricing, or delivery model in response to these risks, our non‑warranty services business may not grow as expected, which could have a material adverse impact on our business, financial position, results of operations and cash flows.

We depend on our renewal channel for a substantial percentage of our home warranty sales.

Our largest home warranty sales channel is our renewal channel. Sales in this channel are dependent upon the flow of sales from our first-year real estate and DTC channels, as well as our customers' perceptions of the value of our home warranties, and accordingly, their willingness to renew their plans. Any decrease in sales from period to period in our first-year real estate and DTC channels may have a negative impact on future growth opportunities in our renewal channel. Whether existing customers choose to renew their home warranties is driven by both external factors such as macroeconomic conditions, our reputation and actions of our competitors, as well as internal factors such as their experience with our home warranties, including whether they have used their home warranties and their satisfaction with any services we provided, and how they perceive the value of our home warranties in light of the cost of a renewal.

Our industry is highly competitive. Competition could reduce demand for our services and adversely affect our reputation, business, financial position, results of operations and cash flows.

We operate in a highly competitive industry. Changes in the sources and intensity of competition in the industry in which we operate may impact the demand for our services and may also result in additional pricing pressure. Heightened industry competition could adversely affect our business operations by impacting our contractor selection and purchasing power for parts, appliances and home systems. Regional and local competitors operating in a limited geographic area may have lower labor, employee benefits and overhead costs than us. The principal measures of competition in our business include customer service, brand awareness and reputation, fairness of contract terms, including contract price and coverage scope, contractor network and quality, technical expertise and speed of service. We may be unable to compete successfully against current or future competitors, and the competitive pressures that we face may result in reduced demand for our services, reduced pricing and other adverse impacts to our reputation, business, financial position, results of operations and cash flows.

Our future success depends on our ability to attract, retain and maintain our network of third-party contractors and vendors and their performance.

Our ability to conduct our operations is in part impacted by reliance on a network of third-party contractors. Our future success and financial performance depend substantially on our ability to attract and retain qualified third-party contractors, and their availability, and ensure third-party contractor compliance with our policies, standards and performance expectations. However, these third-party contractors are independent parties that we do not control, and who own, operate and oversee the daily operations of their individual businesses. If third-party contractors do not successfully operate their businesses in a manner consistent with required laws, standards and regulations, we could be subject to claims from regulators or legal claims for the actions or omissions of such third-party contractors. In addition, our relationship with our third-party contractors could become strained (including resulting in litigation) as we impose new standards or assert more rigorous enforcement practices of our existing standards and performance expectations. When a contractor relationship is terminated, there is a risk that we may not be able to enter into a similar agreement with an alternate contractor in a timely manner or on favorable terms. We could incur costs to transition to other contractors, and these costs could materially adversely affect our results of operations and cash flows. We could also fail to provide service to our customers if we lose contractors that we cannot replace in a timely manner, which could lead to customer complaints and possible claims and litigation. Additionally, laws and regulations, such as restrictive immigration laws may limit our ability to attract, retain or replace contractors. Furthermore, our third-party contractors interact directly with our customers, and if our third-party contractors do not provide satisfactory services, our retention rate, reputation and business may be adversely affected. These potential impacts may be exacerbated upon termination of a relationship with a preferred contractor, as approximately 84 percent of our home warranty service requests were completed by our preferred contractor network in 2025.

We are also dependent on vendors for parts, appliances and home systems and the ability to rely on the pricing for such goods in the contracts we negotiate with these vendors. In recent years, global supply chain challenges, including as a result of pandemics or other public health crises, such as the COVID-19 pandemic, have led to industry-wide price increases for parts and equipment as well as availability challenges across our trades as demand has outpaced production. If we cannot obtain the parts, appliances or home systems from vendors within our existing stable of vendors to satisfy consumer claims in a timely manner, we may be forced to obtain parts, appliances and home systems from other vendors or through our third-party contractors at higher costs, which could have a material adverse impact on our business, financial position, results of operations and cash flows. In addition, if we cannot obtain parts to satisfy consumer claims in a timely manner, we may be forced to obtain replacement appliances or systems at a higher cost compared to the cost of appliance parts.

Increases in parts, appliance and home system prices and other operating costs could adversely impact our business, financial position, results of operations and cash flows.

Our financial performance may be adversely affected by increases in the level of our operating expenses, such as refrigerants, appliances, equipment, parts, raw materials, wages and salaries, employee benefits, healthcare, contractor costs, costs of repair, self-insurance costs and other insurance premiums, as well as various regulatory compliance costs, all of which may be subject to inflationary and other pressures. For example, in recent years, we have experienced a rapid increase in the cost of parts, appliance and home system costs due to inflation, changes in U.S. tariff and import/export regulations and global supply chain challenges, which, in turn, increased our contract claims costs. Such increase in operating expenses, including contract claims costs, could have a material adverse impact on our business, financial position, results of operations and cash flows.

Prices for raw materials, such as steel and fuel, are subject to market volatility. We cannot predict the extent to which we may experience future increases in costs of refrigerants, appliances, equipment, parts, raw materials, wages and salaries, employee benefits, healthcare, contractor costs, self-insurance costs and other insurance premiums, or of various regulatory compliance costs and other operating costs. In recent years, we have adjusted our pricing strategies in response to these rising costs. To the extent our pricing strategies are ineffective, demand for our services may suffer. Moreover, to the extent such costs continue to increase, we may be prevented, in whole or in part, from passing these cost increases through to our existing and prospective customers, which could have a material adverse impact on our business, financial position, results of operations and cash flows.

Changes to U.S. tariff and import/export regulations may increase the costs of parts, appliances and home systems and, in turn, adversely impact our business.

Tariff policies are under continuous review and subject to change. The current U.S. administration has voiced strong concerns about imports from countries that it perceives as engaging in unfair trade practices and has made governmental policy and regulatory changes in a variety of areas, including tariffs and other trade barriers on components and raw materials that are applicable to our business from countries it perceives as engaging in unfair trade practices. Such tariffs or trade barriers, or the perception that they could occur, may materially and adversely affect our business by increasing our costs or reducing global trade. For example, rising costs due to blanket tariffs on imported steel and aluminum, or blanket tariffs on goods from countries that are key suppliers of replacement parts for appliances and home systems, have increased and may continue to increase the costs of parts associated with our repair and replacement of home systems and appliances, which could have a material adverse effect on our business, financial position, results of operations and cash flows. The United States has proposed, and in some cases has imposed, significant increases to tariffs on goods imported into the U.S, including from countries where we have sourced replacement parts for appliances and home systems covered by our home warranties. Moreover, new tariffs and changes to U.S. trade policy have prompted, and could prompt retaliation from affected countries, potentially triggering the imposition of tariffs on U.S. goods. Such a "trade war" could lead to general economic downturn or could materially and adversely affect the demand for our services, thus negatively impacting our business, financial position, results of operations and cash flows. We cannot predict how or what tariffs will be imposed or what retaliatory measures other countries may take in response to tariffs proposed or imposed by the U.S. There is uncertainty as to further actions that may be taken by the U.S. with respect to U.S. trade policy, including with respect to the proposed tariffs. Further tariffs or countermeasures may increase our costs, decrease our margins or reduce the competitiveness of our products and services.

We may not be able to attract and retain qualified key employees, which could adversely impact us and our business and inhibit our ability to operate and grow successfully.

The execution of our business strategy and our financial performance will depend in significant part on our executive management team, home services experts and other key personnel. Our future success will depend in large part on our success in attracting new talent; utilizing current, experienced senior leadership; and smoothly transitioning responsibilities to and implementing the goals and objectives of our management team. Our objectives with respect to integrating and achieving the benefits of the 2-10 HBW Acquisition may be affected by our ability to retain, integrate and motivate employees who have joined from 2-10 HBW. Since the closing of the 2-10 HBW Acquisition, we have lost certain key employees from 2-10 HBW. Any inability to attract or retain qualified key executives in a timely manner, or retain or recruit other key personnel, could have a material adverse impact on our business, financial position, results of operations and cash flows.

We are dependent on labor availability in our customer service operations.

Our ability to conduct our operations is in part affected by our ability to scale our labor force, including on a seasonal basis in our customer service operations, which may be adversely affected by a number of factors. While we employ both domestic and overseas third-party customer service resources to help fulfill our service and other obligations, the effectiveness of such resources may be adversely affected by the availability of labor in such markets and the continuing viability of contract relations with such third parties. Additionally, laws and regulations, such as restrictive immigration laws may limit our ability to attract, retain or replace talent. In the event of a labor shortage affecting our own customer service personnel or our third-party service providers, we could experience difficulty in responding to customer inquiries in a timely fashion or delivering our services in a high-quality or timely manner and could be forced to increase wages to attract and retain employees, which would result in higher operating costs and reduced profitability. Long call and service wait times by customers during peak operating times could have a material adverse impact on our reputation, business, financial position, results of operations and cash flows.

Our business process outsourcing initiatives increase our reliance on third-party vendors and may expose our business to harm upon the termination or disruption of our third-party vendor relationships.

Our strategy to maintain or reduce our costs of operations includes the implementation of certain business process outsourcing initiatives, including offshore outsourcing of certain aspects of our customer service, administrative and other service operations, some of which are located near regions that have previously been affected by Acts of God, such as earthquakes, wildfires, hurricanes and typhoons, and outsourcing of certain technology development initiatives. Additionally, most of this outsourcing occurs in developing countries. Any disruption, termination or substandard performance of these outsourced services, including possible breaches by third-party vendors of their agreements with us, could delay or limit our ability to successfully implement our business strategies and adversely affect our brands, reputation, customer relationships, financial position, results of operations and cash flows. Also, to the extent a third-party vendor relationship is terminated, there is a risk of disputes or litigation and that we may not be able to enter into a similar agreement with an alternate provider in a timely manner or on terms that are acceptable to us or at all. Even if we find an alternative provider, or choose to insource such services, there are significant risks associated with any transitioning activities. In addition, to the extent we decide to terminate outsourcing services and insource such services, there is a risk that we may not have the capabilities to perform these services internally, resulting in a disruption to our business, which could adversely impact our reputation, businesses, financial position, results of operations and cash flows. We could also incur costs, including personnel and equipment costs, to insource previously outsourced services like these, and these costs could adversely affect our results of operations and cash flows.

Furthermore, offshore outsourcing of certain aspects of our customer service operations may induce negative public reaction. Offshore outsourcing has traditionally been a politically sensitive topic in the United States. For example, there are concerns in the United States about a perceived association between outsourcing providers and the loss of jobs in the United States. In response to such concerns, federal legislative measures have been proposed in the past, such as limiting income tax credits for companies that offshore American jobs. In addition, there is ongoing publicity about some negative experiences that companies have had with outsourcing, such as theft and misappropriation of sensitive client data. Such negative perceptions, or amplification of such negative perceptions, that may be associated with using an offshore provider could adversely impact our reputation, businesses, financial position, results of operations and cash flows.

We depend on a limited number of third-party components suppliers. Our reputation, business, financial position, results of operations and cash flows may be harmed if these parties do not perform their obligations, if they suffer interruptions to their own operations, if alternative component sources are unavailable, or if there is an increase in the costs of these components.

We are dependent on a limited number of suppliers for various key components used in the services and products we offer to customers, and the cost, quality and availability of these components are essential to our services. In particular, we have six national suppliers of parts, appliances and home systems that each account for more than five percent of our supplier spend. We are subject to the risk of shortages, increased costs and long lead times in the supply of these components and other materials, and the risk that our suppliers discontinue or modify, or increase the price of, the components used. If the supply of these components were to be delayed or constrained, or if one or more of our main suppliers were to go out of business, alternative sources or suppliers may not be available on acceptable terms or at all. Further, if there were a shortage of supply, the cost of these components may increase and harm our ability to provide our services on a cost-effective basis. In connection with any supply shortages in the future, reliable and cost-effective replacement sources may not be available on short notice or at all, and this may force us to increase prices and face a corresponding decrease in demand for our services. In the event that any of our suppliers was to discontinue production of our key product components, developing alternate sources of supply for these components would be time consuming, difficult and costly. This would harm our ability to market our services in order to meet market demand and could materially and adversely affect our reputation, business, financial position, results of operations and cash flows.

We have limited control over these parties on which our business depends. If any of these parties fails to perform its obligations on schedule, or breaches or ends its relationship with us, we may be unable to satisfy demand for our services. Delays, product shortages and other problems could impair our distribution and brand image and make it difficult for us to attract new customers. If we experience significantly increased demand, or if we need to replace an existing supplier, we may be unable to supplement or replace such supply capacity on terms that are acceptable to us or at all, which may undermine our ability to deliver our services to customers in a timely and cost-efficient manner. Accordingly, a loss or interruption in the service of any key party could adversely impact our reputation, business, financial position, results of operations and cash flows.

Weather, including the frequency and intensity of weather conditions, natural disasters and seasonality, as well as related environmental regulations, can affect the demand for our services, our ability to operate and our results of operations and cash flows.

The demand for our services, and our results of operations, are affected by the frequency and intensity of weather conditions and seasonality. Seasonality causes our results of operations to vary considerably from quarter to quarter. Accordingly, results for any quarter are not necessarily indicative of the results that may be achieved for the full fiscal year. Extreme temperatures, typically in the winter and summer months, can lead to an increase in home warranty service requests related to home systems, particularly HVAC systems, resulting in higher costs and lower profitability, while mild temperatures in the winter or summer months can lead to lower home systems claim frequency, resulting in lower costs and higher profitability. For example, favorable weather trends in 2025 as compared to 2024 resulted in a lower number of home warranty service requests per customer, which favorably impacted contract claims costs.

Major weather events and other similar Acts of God, or natural disasters are typically addressed by homeowners' and other forms of insurance as opposed to the home warranties that we offer and therefore do not increase our obligations to provide service. Nevertheless, major weather events and other similar Acts of God, or natural disasters such as typhoons, hurricanes, tornadoes, wildfires or earthquakes, may affect the demand for our services and our results of operations. Such weather events could affect our facilities, or those of our major suppliers or business process outsource providers, which could affect our costs, our ability to meet supply requirements, our ability to provide services and our ability to access our data and other records. Extreme or unpredictable weather conditions could materially adversely impact our business, financial position, results of operations and cash flows.

New environmental regulations or interpretations of existing laws may result in enhanced disclosure obligations, which could negatively affect us and materially increase our regulatory burden. Increased regulations generally increase our costs, and we could continue to experience higher costs if new laws require us to spend more time, hire additional personnel or buy new technology to comply effectively. New environmental regulations or guidance, as well as the perspectives of shareholders, employees and other stakeholders regarding these standards, may affect our business activities and operations, or increase disclosure and compliance requirements, which may increase our costs.

Laws and government regulations applicable to our business and lawsuits, enforcement actions and other claims by third parties or governmental authorities could increase our legal and regulatory expenses and impact our business, financial position, results of operations and cash flows.

Our business is subject to significant federal, state and local laws and regulations. These laws and regulations include but are not limited to laws relating to consumer protection, unfair and/or deceptive trading practices, service contracts, home warranties, home service plans, real estate settlement services, wage and hour requirements, state contractor laws, the employment of immigrants, labor relations, licensing, building code requirements, workers' safety, environmental, privacy and data protection, securities, insurance coverages, sales tax collection and remittance, healthcare reforms, employee benefits, marketing (including, without limitation, telemarketing) and advertising. In addition, we are regulated by the Consumer Financial Protection Bureau and in certain states by the applicable state insurance regulatory authority or other state regulatory bodies, such as the Virginia Department of Agriculture and the Texas Department of Licensing and Regulation, with respect to our home warranty business, and by the Department of Insurance for the District of Columbia and other state insurance bodies, with respect to our new home builder warranty business nationwide. Some of these laws and regulations require that we obtain regulatory approval prior to implementing changes in our pricing, contract terms and claims handling processes, which may limit or slow our ability to adjust our business strategies to address evolving challenges or opportunities. Failure to comply with such laws and regulations may have a material adverse impact on our business, financial position, results of operations and cash flows. Additionally, a portion of our business operates as an insurance company, and the IRS or state agencies could deem us to be taxed across our company as such, which could adversely impact the timing of our tax payments.

We are also subject to various federal, state and local laws and regulations designed to protect consumers, including laws governing deceptive trade practices, consumer privacy and fraud, the collection and use of consumer data, telemarketing and other forms of solicitation. From time to time, we have received and we expect that we may continue to receive inquiries or investigative demands from regulatory bodies, including state attorneys general and other federal and state agencies. The telemarketing rules adopted by the Federal Communications Commission pursuant to the Telephone Consumer Protection Act and the Telemarketing Sales Rule issued by the Federal Trade Commission, or FTC, govern our telephone sales practices. In addition, some states and local governing bodies have adopted laws and regulations targeted at direct telephone sales, i.e., "do-not-call" regulations. The implementation of these marketing regulations requires us to rely more extensively on other marketing methods and channels and may have a material adverse impact on our business, financial position, results of operations and cash flows.

We are also subject to different consumer protection laws, including laws that regulate the offering of automatically renewing subscription offers at both the state and federal level. For example, the FTC, previously implemented the "Click-to-Cancel" rule that would have prohibited covered businesses from, among other things, impeding consumers from canceling recurring subscriptions and memberships. While the U.S. Court of Appeals for the Eight Circuit vacated the entirety of the "Click-to-Cancel" rule on July 8, 2025 due to a finding of flaws in the FTC's rulemaking process, it is possible that the FTC may propose similar rules in the future.

Various federal, state and local governing bodies may propose additional legislation and regulation that may be detrimental to our business or may substantially increase our operating costs, including: increases in the minimum wage; environmental regulations, equipment efficiency standards, certain refrigerant production and use and other environmental matters; healthcare coverage; "do-not-call" or other marketing regulations; or regulations implemented in response to business practices in our industry. It is difficult to predict the future impact of the broad and expanding legislative and regulatory requirements affecting our business, and changes to such requirements may adversely affect our business, financial position, results of operations and cash flows. In addition, if we were to fail to comply with any applicable law or regulation, we could be subject to substantial fines or damages, be involved in lawsuits, enforcement actions and other claims by third parties or governmental authorities, suffer harm to our reputation, suffer the loss of licenses or incur penalties that may affect how our business is operated, any of which, in turn, could have a material adverse impact on our business, financial position, results of operations and cash flows.

Disruptions or failures in our technology systems could create liability for us or limit our ability to effectively monitor, operate and control our operations and adversely impact our reputation, business, financial position, results of operations and cash flows.

Our technology systems facilitate our ability to monitor, operate and control our operations and offer our products and services to customers. Modifications to our technology systems could cause disruption to our operations or cause challenges with respect to compliance with laws, regulations or other applicable standards. As the development and implementation of our technology systems (including our operating systems) continues to evolve, we may elect to modify, replace or abandon certain technology initiatives, which could result in write-downs.

Any disruption in our technology systems, including capacity limitations, instabilities, or failure to operate as expected, could, depending on the magnitude of the problem, adversely impact our business, brands, reputation, customer relationships, financial position, results of operations and cash flows, including by limiting our capacity to monitor, operate and control our operations effectively. Failures of our technology systems could also lead to violations of privacy laws, regulations, trade guidelines or practices related to our customers and associates. If our disaster recovery plans do not work as anticipated, or if the third-party vendors to which we have outsourced certain technology, customer service or other services fail to fulfill their obligations, our operations may be adversely affected, and any of these circumstances could adversely affect our reputation, business, financial position, results of operations and cash flows.

Failure to protect the security of personal information about our customers, associates or third parties could result in the interruption of our business operations, private litigation, reputational damage and costly penalties.

We rely on, among other things, commercially available systems, software, tools and monitoring to provide security for processing, transmission and storage of confidential information of customers, associates and third parties, such as payment cards and personal information. The systems currently used for transmission and approval of payment card transactions, and the technology utilized in payment cards themselves, all of which can put payment card data at risk, are central to meeting standards set by the payment card industry ("PCI"). We continue to evaluate and modify these systems and protocols for PCI compliance purposes, and such PCI standards may change from time to time. At our customers' request, we also use our proprietary technology to capture key information about our customers' appliances, HVAC and other home systems and may, through video chat sessions, capture additional information related to our customer or their home.

Activities by third parties, or our utilization of advances in computer and software capabilities and other technology, new tools and discoveries, as well as other events or developments may facilitate or result in a compromise or breach of these systems. Any compromises, breaches or errors in applications related to these systems or failures to comply with standards set by the PCI could cause damage to our reputation and interruptions in our operations, including customers' ability to pay for services and products by credit card or their willingness to purchase our services and products and could result in a violation of applicable laws, regulations, orders, industry standards or agreements and subject us to costs, penalties and liabilities. We are subject to risks caused by data breaches and operational disruptions, particularly through third-party criminal activity including "ransomware" or other malware, cyber-attack or cyber-intrusion, including by computer hackers, foreign governments and cyber terrorists.

These risks include potential damage and disruption from traditional cyber criminals, malicious code (such as viruses and worms), employee theft, negligence or misuse, social engineering, denial-of-service attacks, as well as sophisticated nation-state and nation-state-supported actors, including advanced persistent threat intrusions. Any cyber or similar attack or unauthorized access to our software or systems that we experience could damage our technology systems and infrastructures, lead to the loss, compromise or corruption of data, prevent us from providing our services, erode our reputation and those of our various brands, lead to the termination of advantageous contracts, result in inaccurate reporting of financial information, result in the disclosure of confidential consumer and professional contractor information, result in erroneous payments to malicious actors, expose us to significant liabilities for the violation of data privacy laws, result in the disclosure of confidential and sensitive business information or intellectual property, result in claims or litigation against us and/or otherwise be costly to mitigate or remedy. The frequency of data breaches of companies and governments has increased in recent years as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. In addition, risk from cyber and data security threats is exacerbated with the advancement of artificial intelligence, which malicious third parties are using to create new, sophisticated and more frequent attacks. The occurrence of any of these events could have a material adverse impact on our reputation, business, financial position, results of operations and cash flows. Although we have insurance to mitigate some of these risks, such policies may not cover the particular cyber or similar attack experienced and, even if the risk is covered, such insurance coverage may not be adequate to compensate for related losses.

The impact of cybersecurity events experienced by third parties with whom we do business (or upon whom we otherwise rely in connection with our day-to-day operations) could have similar effects on us. Moreover, even cyber or similar attacks that do not directly affect us or third parties with whom we do business may result in a loss of consumer confidence in online and/or technology-reliant businesses generally, which could make consumers and professional contractors less likely to use or continue to use our services. The occurrence of any of these events could adversely affect our business, financial position, results of operations and cash flows.

Data protection legislation is also becoming increasingly common in the United States at both the federal and state level. For example, the State of California enacted the California Consumer Privacy Act of 2018 (the "CCPA"), which became effective on January 1, 2020. The CCPA requires companies that process information of California residents to make disclosures to consumers about their data collection, use and sharing practices, allows consumers to opt out of certain data sharing with third parties and provides a new cause of action for data breaches. Additionally, the California Privacy Rights Act (the "CPRA"), which became effective January 1, 2023, revised and significantly expanded the scope of the CCPA. The CPRA also created a new California data protection agency authorized to implement and enforce the CCPA and the CPRA, which could result in increased privacy and information security enforcement.

Additional U.S. states have passed their own comprehensive consumer privacy laws and other states are considering doing so. Additionally, the Federal Trade Commission and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination and security of data. The burdens imposed by the CCPA, CPRA and other similar laws that may be enacted at the federal and state level may require us to further modify our data processing practices and policies and to incur substantial expenditures in order to comply.

Technological developments in artificial intelligence could disrupt our industry and subject us to increased competition, legal and regulatory risks and compliance costs.

Technological developments in artificial intelligence, including machine learning technology and generative artificial intelligence and their current and potential future applications as well as the legal and regulatory frameworks within which they operate, are rapidly evolving. The full extent of current or future risks related thereto is not possible to predict and we may not be able to anticipate, prevent, mitigate or remediate all of the potential risks, challenges or impacts of such changes. Artificial intelligence could significantly disrupt our industry and subject us to increased competition, legal and regulatory risks and compliance costs, which could have a material adverse effect on our business, financial condition and results of operations. Some of our competitors may be more successful than us in the development and implementation of new technologies, including services, platforms and marketing efforts based on artificial intelligence, to address consumer demands or improve operations. If we are unable to adequately advance our capabilities in these areas, or do so at a slower pace than others in our industry, we may be at a competitive disadvantage.

Through our use of artificial intelligence, we intend to avail ourselves of the potential benefits, insights and efficiencies resulting from these technologies. However, these technologies also present a number of potential risks that cannot be fully mitigated. If the data we, or third parties whose services we rely on, use in connection with the possible development or deployment of artificial intelligence is incomplete, inadequate or biased in some way, the performance of our products, services, and businesses could suffer. The volume and reliance on data and algorithms also make artificial intelligence, and in turn, us, more susceptible to cybersecurity threats. We could be exposed to risks to the extent third-party service providers, or any counterparties, use artificial intelligence in their business activities. There is also a risk that artificial intelligence may be misused or misappropriated by our employees and/or third parties engaged by us. In addition, we may not be able to control how third-party artificial intelligence that we choose to use is developed or maintained, or how data we input is used or disclosed, even where we have sought contractual protections with respect to these matters. We may be subject to legal and regulatory investigations and/or actions related to our use of artificial intelligence, including as related to alleged misuse or misappropriation of our data. This could also have an adverse impact on our reputation.

Regulations related to artificial intelligence may also impose on us certain obligations and costs related to monitoring and compliance. Regulators are increasing scrutiny and considering, and in some cases enacting, regulation of the use of artificial intelligence. The use of artificial intelligence by us and others may require compliance with legal and regulatory frameworks that are not fully developed or tested, and we may face litigation and regulatory actions related to our use of artificial intelligence.

Future acquisitions or other strategic transactions could negatively affect our reputation, business, financial position, results of operations and cash flows.

Our business strategy includes the pursuit of opportunistic strategic transactions, which could involve acquisitions or dispositions of businesses or assets. For example, in 2024, we acquired 2-10 HBW to access a business opportunity in the new home builder warranty space, complement our existing business and provide cross-selling opportunities for home warranties and our non-warranty services. Any future strategic transaction could involve integration or implementation challenges, business disruption or other risks, or change our business profile significantly. Any inability on our part to consolidate and manage growth from acquired businesses or successfully implement other strategic transactions could have an adverse impact on our reputation, business, financial position, results of operations and cash flows. Any acquisition that we make may not provide us with the benefits that were anticipated when entering into such acquisition. The process of integrating an acquired business may create unforeseen difficulties and expenses, including: the diversion of resources needed to integrate new businesses, technologies, products, personnel or systems; the inability to retain employees, customers and suppliers; the assumption of actual or contingent liabilities; failure to effectively and timely adopt and adhere to internal control processes and other policies; write-offs or impairment charges relating to goodwill and other intangible assets; unanticipated liabilities; distraction of senior management from other strategic priorities; and potential expense associated with litigation with sellers of such businesses. Any future disposition transactions could also impact our business and may subject us to various risks, including failure to obtain appropriate value for the disposed businesses and post-closing claims.

We may be required to recognize impairment charges on goodwill and intangible assets due to reasons including, among other things, adverse changes in the business climate, expected operating changes, and adverse actions or assessments by regulators.

We have significant amounts of goodwill and intangible assets, such as trade names. In accordance with applicable accounting standards, goodwill and indefinite-lived intangible assets are not amortized and are subject to assessment for impairment on an annual basis, or more frequently if circumstances indicate a potential impairment, including:

- significant adverse changes in the business climate, including economic or financial conditions;

- significant adverse changes in expected operating results;

- adverse actions or assessments by regulators;

- unanticipated competition;

- loss of key personnel; and

- a current expectation that it is more likely than not that a reporting unit or intangible asset will be sold or otherwise disposed of.

Based upon economic and financial market conditions, the operating performance of our reporting units and other factors, including those listed above, we have incurred, and may in the future incur, impairment charges. It is possible that such future impairments, if required, could be material. Any future impairment charges that we are required to record could have a material adverse impact on our results of operations. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates" in Part II of this Annual Report on Form 10-K for additional information.

Success in our new home builder warranty business depends on our ability to underwrite risks accurately and to charge adequate prices to builder members, as well as our ability to effectively reinsure a large portion of those risks.

Our business, financial position, results of operations and cash flows depend on our ability to underwrite and appropriately price the risks of providing new home builder warranties. The role of the pricing function is to ensure that rates are adequate to generate sufficient revenue to pay losses and underwriting expenses and to earn a profit.

We rely on historical loss data for our business, our builder members and the geographies in which they operate, as well as the experience of our underwriting team and engineering experts, to project future warranty claims and expenses, allocate risks to our reinsurers and set the price for new home builder warranties and other services that we provide to our builder members. As a result, our ability to price accurately is subject to a number of risks and uncertainties, including, without limitation: the availability of sufficient reliable data; uncertainties inherent in estimates and assumptions, generally; our ability to conduct a complete and accurate analysis of available data; our ability to timely predict both the severity and frequency of losses with reasonable accuracy; our ability to predict changes in certain operating expenses with reasonable certainty; our ability to retain builder members for multi-year periods and to predict builder member retention accurately; our ability to attract a sufficient number of builder members to allocate risks and price accurately in the event of homebuilder industry consolidation; unanticipated court decisions, legislation or regulatory action; ongoing changes in our claim settlement practices; and unanticipated increases in the cost of reinsurance or an unwillingness of our reinsurers to continue to provide reinsurance coverage to us at the levels for which we have planned.

The realization of such risks may result in our pricing being based on stale, inadequate or inaccurate data or inappropriate analyses, assumptions or methodologies, and may cause us to estimate incorrectly future changes in the frequency or severity of claims. As a result, we could underprice risks, which would negatively affect our margins, or we could overprice risks, which could reduce our volume and competitiveness. In either event, our business, financial position, results of operations and cash flows could be materially adversely affected. In addition, underpricing insurance policies over time could erode the capital position of one or more of our insurance subsidiaries, constraining our ability to write new business.

We depend on the availability of reinsurance to manage a substantial portion of our potential loss exposure for our new home builder warranty business.

If reinsurance is unavailable to us at current levels and prices, our ability to write new business may be limited. Market conditions impact the availability and cost of the reinsurance we purchase. Reinsurance may not remain continuously available to us to the same extent and on the same terms and rates as were historically available or is currently available. Our ability to economically justify reinsurance to reduce our risk may depend on our ability to adjust new home builder warranty pricing to fully or partially recover cost. If we cannot maintain our current level of reinsurance or purchase new reinsurance protection in amounts we consider sufficient at acceptable prices, we would have to either accept an increase in our exposure, reduce our insurance exposure or seek other alternatives.

In addition, reinsurance subjects us to counterparty risk and may not be adequate to protect us against losses arising from ceded insurance. Collecting from reinsurers is subject to uncertainty arising from factors that include whether reinsurers, their affiliates or certain indemnitors have the financial capacity and willingness to make payments under the terms of a reinsurance treaty or contract and whether insured losses meet the qualifying conditions of the reinsurance contract. Our inability to recover from a reinsurer could have a material effect on our business, financial position, results of operations and cash flows.

Our business is subject to evolving corporate governance and public disclosure regulations and expectations that could expose us to numerous risks.

We are subject to changing rules and regulations promulgated by a number of governmental and self-regulatory organizations, including the SEC, NASDAQ and FASB. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by Congress, making compliance more difficult and uncertain. In addition, regulators, customers, investors, employees and other stakeholders may focus on corporate governance, environmental and other related matters and disclosures, including expanding mandatory and voluntary requests for additional reporting, diligence and disclosure on such matters. If we are unable to adequately address such matters or we or our contractors, vendors or suppliers fail to comply with all related laws, regulations and policies, it could negatively impact our reputation, operations and our business results.

Evolving governance rules, regulations and stakeholder expectations have resulted in, and may continue to result in, increased general and administrative expenses and increased management time and attention spent complying with or meeting such regulations and expectations. Developing and acting on initiatives within the scope of corporate governance, and collecting, measuring and reporting related information and metrics can be costly, difficult and time consuming and are subject to evolving reporting standards, including, the new California climate disclosure rules, and similar proposals by other federal and state regulatory bodies. If our corporate governance, environmental or other related data, processes or reporting are incomplete, inaccurate or criticized, our reputation, business, financial performance and growth could be adversely affected.

The use of social media by us and other parties could result in damage to our reputation or otherwise adversely affect us.

We increasingly utilize social media to communicate with current and potential customers, contractors, real estate brokers and employees, as well as other individuals interested in us. Information delivered by us, or by third parties about us, via social media can be easily accessed and rapidly disseminated, and any such information that is not deemed appropriate by the public could result in reputational harm, decreased customer loyalty or other issues that could diminish the value of our brand or result in significant liability.

We may not be able to adequately protect our intellectual property and other proprietary rights that are material to our business.

Our ability to compete effectively depends in part on our rights to proprietary information, service marks, trademarks, trade names, and other intellectual property rights we own or license, particularly our brand names, Frontdoor, American Home Shield and 2-10 HBW. We have not sought to register or protect every one of our marks in the United States. If we are unable to protect our proprietary information and intellectual property rights, including brand names, it could cause a material adverse effect on our reputation, business, financial position, results of operations and cash flows. Litigation may be necessary to enforce our intellectual property rights and protect our proprietary information, or to defend against claims by third parties that our products, services or activities infringe their intellectual property rights.

Third-party use of our trademarks as keywords in Internet search engine advertising programs may direct potential customers to competitors' websites, which could harm our reputation and cause us to lose sales.

Competitors and other third parties purchase our trademarks and confusingly similar terms as keywords in Internet search engine advertising programs in order to divert potential customers to their websites. Preventing such unauthorized use is inherently difficult. If we are unable to protect our trademarks from such unauthorized use and curtail the use of confusingly similar terms, competitors and other third parties may drive potential online customers away from our websites to competing and unauthorized websites, which could harm our reputation and cause us to lose sales.

Our operations outside the United States are subject to special risks that could adversely affect us.

We derive substantially all of our revenue from customers in the United States; however, certain aspects of our customer service operations and other services are conducted outside the United States by business process outsource providers in Colombia, Ghana, Guyana, Mexico, the Philippines and Trinidad and Tobago, and we have a technology collaboration center in India. Accordingly, developments in those parts of the world generally have a more significant effect on our operations than developments in other places. Our operations outside the United States are also subject to special risks, including: fluctuations in currency values and foreign-currency exchange rates, which may affect our net income and the carrying amount of our assets outside the United States; exchange control regulations; changes in local political or economic conditions; other potentially detrimental domestic and foreign governmental practice or policies affecting U.S. companies operating abroad; difficulties in staffing and managing international political instability, operations; and operational and compliance challenges resulting from distance, language and cultural differences. Acts of God, war, terror acts and pandemics or other public health crises, such as the COVID-19 pandemic, may impair our ability to operate or the ability of our business process outsource providers to operate, in particular countries or regions.

Risks Related to Our Acquisition of 2-10 Home Buyers Warranty

The acquisition may not achieve its intended results.

On December 19, 2024, we completed the 2-10 HBW Acquisition, with the expectation that the acquisition would result in various benefits, including, among other things, accelerating Frontdoor's growth trajectory, operating synergies, and a strengthened financial profile. Achieving the anticipated benefits of the acquisition is subject to a number of uncertainties, including whether our business and 2-10 HBW are integrated in an efficient and effective manner. Failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues generated by the combined company and diversion of management's attention and energy away from ongoing business concerns, any of which could have a material adverse effect on our business, financial position, results of operations and cash flows.

Additional risks relating to the 2-10 HBW Acquisition and integration of 2-10 HBW into our business, include, among others, the following:

- general economic and business conditions;

- potential unknown liabilities and unforeseen delays or regulatory conditions associated with the acquisition;

- our inability to successfully or timely integrate 2-10 HBW in a manner that permits us to achieve the benefits anticipated to result from the acquisition;

- disruption to our and 2-10 HBW's business and operations and relationships with service providers, customers, employees and other partners;

- diversion of significant resources from our core product offerings;

- our inability to retain the service of key personnel of 2-10 HBW;

- our inability to effectively diversify and expand into a new line of business and execute on cross-selling opportunities for home warranties and our non-warranty services;

- our inability to successfully integrate 2-10 HBW into our internal control over financial reporting, which could compromise the integrity of our financial reporting; and

- greater than anticipated costs related to the integration of 2-10 HBW's business and operations into ours.

These potential difficulties, some of which are outside of our control, could adversely affect our ability to achieve the anticipated benefits of the acquisition. We cannot guarantee that we will achieve our goals or meet our expectations with respect to the acquisition. The full benefits of the 2-10 HBW Acquisition, including the anticipated financial benefits, synergies and growth opportunities, may not be realized as expected or may not be achieved within the anticipated timeframe, or at all. If our assumptions are inaccurate or we are unable to meet our expectations, our business, financial performance and operating results could be materially and adversely affected. In addition, the market price of our common stock may decline if our assumptions regarding the anticipated benefits of the acquisition are not accurate, or we do not achieve the anticipated benefits of the acquisition as rapidly or to the extent anticipated by financial or industry analysts or at all.

Notwithstanding the due diligence investigation that we performed in connection with our entry into the Purchase Agreement, 2-10 HBW may have liabilities, losses, or other exposures for which we do not have adequate insurance coverage, indemnification, or other protection.

While we performed due diligence on 2-10 HBW prior to our entry into the Purchase Agreement, we were dependent on the accuracy and completeness of statements and disclosures made or actions taken by 2-10 HBW and its representatives during due diligence and during our evaluation of the results of such due diligence. We did not control 2-10 HBW and may be unaware of certain activities of 2-10 HBW before the completion of the acquisition, including those related to other litigation claims or disputes, information security vulnerabilities, violations of laws, policies, rules and regulations, commercial disputes, tax liabilities and other known and unknown liabilities.

Following the completion of the 2-10 HBW Acquisition, the liabilities of 2-10 HBW, including contingent liabilities, are now consolidated with the Company's. If 2-10 HBW has obligations of which we are not aware, our business could be materially and adversely affected. We do not have indemnification rights from the prior owners of 2-10 HBW and instead rely on a limited amount of representation and warranty insurance. Such insurance is subject to exclusions, policy limits and certain other customary terms and conditions. 2-10 HBW may also have other unknown liabilities. If we are responsible for liabilities not covered by insurance, we could suffer severe consequences that could have a material adverse effect on our business, financial position, results of operations and cash flows.

Risks Related to Our Common Stock

We do not currently pay any cash dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We currently intend to use our future earnings to develop our business and for working capital needs and general corporate purposes, to fund our growth, to repay debt, and to repurchase shares of our common stock. As a result, we did not declare or pay cash dividends on our common stock in 2025, and we do not currently pay any cash dividends. All decisions regarding the payment of dividends will be made by our board of directors from time to time in accordance with applicable law. There can be no assurance that we will have sufficient surplus under Delaware law to be able to pay any dividends at any time in the future. An insufficient surplus may result from extraordinary cash expenses, actual expenses exceeding contemplated costs, funding of capital expenditures or increases in reserves. If we do not pay dividends, the price of the shares of our common stock must appreciate for you to receive a gain on your investment. This appreciation may not occur. Further, you may have to sell some or all of your shares of our common stock to generate cash flow from your investment.

Provisions in our certificate of incorporation and bylaws and of applicable law may prevent or delay an acquisition of our company, which could decrease the trading price of our common stock.

Our restated certificate of incorporation and amended and restated bylaws, and Delaware law, contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids by encouraging prospective acquirors to negotiate with our board of directors. These provisions include rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings and the right of our board of directors to issue preferred stock without stockholder approval. Delaware law also imposes some restrictions on mergers and other business combinations between any holder of 15 percent or more of our outstanding common stock and us.

We believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal. These provisions are not intended to make us immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our board of directors determines is not in the best interests of our company and our stockholders. These and other provisions of our restated certificate of incorporation, amended and restated bylaws and the Delaware General Corporation Law, as amended (the "DGCL"), could have the effect of delaying, deferring or preventing a proxy contest, tender offer, merger or other change in control.

In addition, because we are regulated by state regulators in certain states, we are subject to certain state statutes that generally require any person or entity desiring to acquire direct or indirect control of certain of our subsidiaries obtain prior approval from the applicable regulator. Control is generally presumed to exist under these state laws with the acquisition of 10 percent or more of our outstanding voting securities of either the subsidiary or its controlling parent. Applicable state laws and regulations could delay or impede a change of control.

Our certificate of incorporation designates the state courts of the State of Delaware, or, if no state court located in the State of Delaware has jurisdiction, the federal court for the District of Delaware, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could discourage lawsuits against us and our directors and officers.

Our restated certificate of incorporation provides that, unless the board of directors otherwise determines, the state courts of the State of Delaware, or, if no state court located in the State of Delaware has jurisdiction, the federal court for the District of Delaware, will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of our company, any action asserting a claim of breach of a fiduciary duty owed by any director or officer to our company or our stockholders, creditors or other constituents, any action asserting a claim against us or any director or officer arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or restated bylaws, or any action asserting a claim against us or any director or officer governed by the internal affairs doctrine. This exclusive forum provision may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with us or our directors or officers, which may discourage such lawsuits against us and our directors and officers. Alternatively, if a court outside of the State of Delaware were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial position, results of operations and cash flows.

Risks Related to Our Indebtedness

We have significant indebtedness and may incur additional substantial indebtedness, which could adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and satisfy our obligations.

As of December 31, 2025, we had $1,173 million of total consolidated long-term indebtedness, including the current portion of long-term debt, outstanding, which is all outstanding under our Term Loan Facilities. These amounts include the incremental borrowings used to finance a portion of the 2-10 HBW Acquisition.

As of December 31, 2025, there were $2 million of letters of credit outstanding under our $250 million Revolving Credit Facility, and the available borrowing capacity under the Revolving Credit Facility was $248 million. In addition, we are able to incur additional indebtedness in the future, subject to the limitations contained in the agreements governing our indebtedness. Our significant indebtedness could have important consequences to you. Because of our significant indebtedness:

- our ability to engage in large acquisitions without raising additional equity or obtaining additional debt financing is limited;

- our ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements or general corporate purposes and our ability to satisfy our obligations with respect to our indebtedness may be impaired in the future;

- a large portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes;

- we are exposed to the risk of increased interest rates because a portion of our borrowings are or will be at variable rates of interest;

- it may be more difficult for us to satisfy our obligations to our creditors, resulting in possible defaults on, and acceleration of, such indebtedness;

- we may be more vulnerable to general adverse economic and industry conditions;

- we may be at a competitive disadvantage compared to our competitors with proportionately less indebtedness or with comparable indebtedness on more favorable terms and, as a result, they may be better positioned to withstand economic downturns;

- our ability to refinance indebtedness may be limited, or the associated costs may increase;

- our flexibility to adjust to changing market conditions and ability to withstand competitive pressures could be limited; and

- we may be prevented from carrying out capital spending and restructurings that are necessary or important to our growth strategy and efforts to improve operating margins of our business.

Increases in interest rates would increase the cost of servicing our indebtedness and could reduce our profitability.

A significant portion of our outstanding indebtedness, including indebtedness incurred under the Credit Facilities, bears interest at variable rates. As a result, increases in interest rates would increase the cost of servicing our indebtedness and could materially reduce our profitability and cash flows. As of December 31, 2025, each one percentage point change in interest rates would result in an approximate $6 million change in the annual interest expense on our Term Loan Facilities after considering the impact of the interest rate swap. The impact of increases in interest rates could be more significant for us than it would be for some other companies given that our indebtedness obligations are at variable interest rates. As of December 31, 2025, our variable rate indebtedness used the SOFR as a benchmark for establishing the interest rate.

A lowering or withdrawal of the credit ratings, outlook or watch assigned to our indebtedness by rating agencies may increase our future borrowing costs and reduce our access to capital.

Our indebtedness currently has a non-investment grade rating, and any rating, outlook or watch assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency's judgment, current or future circumstances relating to the basis of the rating, outlook or watch, such as adverse changes to our business, so warrant. Any future lowering of our credit ratings, outlook or watch likely would make it more difficult or more expensive for us to obtain additional debt financing.

The agreements and instruments governing our indebtedness contain restrictions and limitations that could significantly impact our ability to operate our business.

The Credit Agreement contains covenants that, among other things, restrict our ability to:

- incur additional indebtedness (including guarantees of other indebtedness);

- create liens;

- redeem stock or make other restricted payments, including investments and, in the case of the Revolving Credit Facility, make acquisitions;

- prepay, repurchase or amend the terms of certain outstanding indebtedness;

- enter into certain types of transactions with affiliates;

- transfer or sell assets;

- merge, consolidate or sell all or substantially all of our assets; and

- enter into agreements restricting dividends or other distributions by our subsidiaries.

The restrictions in the Credit Agreement and the instruments governing our other indebtedness may prevent us from taking actions that we believe would be in the best interest of our business and may make it difficult for us to execute our business strategy successfully or effectively compete with companies that are not similarly restricted. We may also incur future debt obligations that might subject us to additional restrictive covenants that could affect our financial and operational flexibility. We may be unable to refinance our indebtedness, at maturity or otherwise, on terms acceptable to us or at all.

Our ability to comply with the covenants and restrictions contained in the Credit Agreement and the instruments governing our other indebtedness may be affected by economic, financial and industry conditions beyond our control including credit or capital market disruptions. The breach of any of these covenants or restrictions could result in a default that would permit the applicable lenders to declare all amounts outstanding thereunder to be due and payable, together with accrued and unpaid interest. If we are unable to repay indebtedness, lenders having secured obligations, such as the lenders under the Credit Facilities, could proceed against the collateral securing the indebtedness. In any such case, we may be unable to borrow under the Credit Facilities and may not be able to repay the amounts due under such facilities or our other outstanding indebtedness. This could have serious consequences for our financial position, results of operations and cash flows and could cause us to become bankrupt or insolvent.

Our ability to generate the significant amount of cash needed to pay interest and principal on our indebtedness and our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on many factors beyond our control.

We are a holding company, and substantially all of our assets are held by, and our operations are conducted through, our subsidiaries. We depend on our subsidiaries to distribute funds to us so that we may pay obligations and expenses, including satisfying obligations with respect to indebtedness. Our ability to make scheduled payments on, or refinance our obligations under, our indebtedness depends on the financial and operating performance of our subsidiaries and their ability to make distributions and dividends to us, which, in turn, depends on their operating results, cash requirements, financial position and general business conditions and any legal and regulatory restrictions on the payment of dividends to which they may be subject, many of which may be beyond our control.

There are regulatory restrictions on the ability of certain of our subsidiaries to transfer funds to us. The payments of ordinary and extraordinary dividends by certain of our subsidiaries (through which we conduct our business) are subject to significant regulatory restrictions under the laws and regulations of the states in which they operate. Among other things, such laws and regulations require certain subsidiaries to maintain minimum capital and net worth requirements and may limit the amount of ordinary and extraordinary dividends and other payments that these subsidiaries can pay to us. As of December 31, 2025, the total net assets subject to these regulatory restrictions was $151 million. We expect that such limitations will be in effect for the foreseeable future. None of our subsidiaries are obligated to make funds available to us through the payment of dividends. If we cannot receive sufficient distributions from our subsidiaries, we may not be able to meet our obligations to fund general corporate expenses or service our debt obligations.

We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal and interest on our indebtedness. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek to obtain additional equity capital or restructure our indebtedness. In the future, our cash flow and capital resources may not be sufficient for payments of interest on and principal of our indebtedness, and such alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

If we cannot make scheduled payments on our indebtedness, we will be in default, the lenders under the Credit Facilities could terminate their commitments to loan money, the secured lenders could foreclose against the assets securing their borrowings, and we could be forced into bankruptcy or liquidation.

Despite our indebtedness levels, we and our subsidiaries may be able to incur substantially more indebtedness. This could further exacerbate the risks associated with our significant indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The Credit Facilities permit additional borrowings beyond the committed amounts under certain circumstances. If new indebtedness is added to our current indebtedness levels, the related risks we face would increase, and we may not be able to meet all of our debt obligations.

We utilize derivative financial instruments to reduce our exposure to market risks from changes in interest rates on our variable-rate indebtedness and are exposed to risks related to counterparty credit worthiness or non-performance of these instruments.

We are exposed to the impact of interest rate changes and manage this exposure through the use of variable-rate and fixed-rate debt and by utilizing an interest rate swap. On October 24, 2018, we entered into an interest rate swap contract effective October 31, 2018 that expired on August 16, 2025 (the "2018 swap"). The notional amount of the agreement was $350 million. On December 19, 2024, in connection with the Amended Credit Facility, we entered into an additional interest rate swap contract, with an initial notional amount of $299 million with additional step up and step down provisions embedded in the contract. The notional amount stepped up in August 2025 by $350 million upon the expiration of the 2018 swap. The notional amount steps down over the term of the agreement on a basis that correlates with the scheduled principal payments on the Amended Term Loan Facilities. We entered into these interest rate swap contracts in the normal course of business to manage interest rate risks, with a policy of matching positions. The effect of derivative financial instrument transactions under the agreements could have a material impact on our financial statements. There can be no guarantee that our hedging strategy will be effective, and we may experience credit-related losses in some circumstances.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Assessment, Identification and Management Processes

We have implemented a cybersecurity risk management strategy to assess, identify and manage material risks from cybersecurity threats. This strategy is designed to protect our systems, data and operations from potential cyber threats and to ensure the continuity of our business operations.

We conduct regular risk assessments to identify potential cybersecurity threats. These assessments involve evaluating our systems, networks and data for vulnerabilities that could be exploited by cyber threats through, among other things, vulnerability scanning and penetration testing. Once risks are identified, we implement measures to manage and mitigate these risks. This includes updating and patching our systems, implementing security controls and monitoring our networks for suspicious activity. We have a process in place to respond to any identified threats, which includes containment, eradication and recovery measures. We also monitor and update our cybersecurity risk management strategy to respond to the evolving cyber threat landscape. This includes staying abreast of the latest cybersecurity threats and trends and updating our systems and processes accordingly.

Integration with Overall Risk Management. Our cybersecurity processes are integrated into our overall enterprise risk management program and business continuity processes. In this regard, we address cybersecurity risks through a comprehensive, cross-functional approach across our technology, legal, compliance, finance and other teams aimed at preserving the confidentiality, security and availability of the information that we collect and store by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur. This integration helps ensure that the breadth of potential impacts from cybersecurity risks are considered and that our approach to managing these risks is consistent and coordinated across teams within our business. Through our enterprise risk management program, our cybersecurity risk is regularly evaluated, and we regularly report this assessment of our cybersecurity risk to management and to the audit committee of our board of directors. We also periodically review our cybersecurity risk with our entire board of directors.

Engaging Third Parties in Risk Management. We use a combination of internal resources and external assessors, consultants and auditors to conduct our cybersecurity risk assessments and identification. We periodically examine our cybersecurity program with these third parties, evaluating its effectiveness in part by considering industry standards and established frameworks, such as the National Institute of Standards and Technology, as guidelines, along with compliance with our internal cybersecurity controls. We also work with third parties to assess our incident response preparedness and to manage and track our risks.

Overseeing Risks Associated with Third-Party Service Providers. We have established a third-party risk management program to evaluate new and existing third-party service providers for their security controls and processes; identify cyber risks associated to the third-party service providers requiring remediation tracking; and continuously monitor the cyber risk posture of third-party service providers.

Where appropriate, our contracts with third-party service providers require agreement and adherence to security and privacy requirements, including: the proper access, use, retention and deletion of data; security awareness training; security incident response and breach notification; our rights to security assessment, testing and audits; compliance with laws and industry standards; and system and services requirements. For example, we require our business process outsourcers, which are providers that support certain customer services operations and other services, to complete security awareness training and payment card industry data security standards training.

Risks from Cybersecurity Threats

As of the date of this report, we are not aware of any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition; however, see Item IA. Risk Factors in Part I of this Annual Report on Form 10-K for a discussion of effects that a cybersecurity threat or incident could have on our business strategy, results of operations or financial condition. We also maintain an incident response plan to respond to any cybersecurity incident. This plan outlines the steps we will take to respond to an incident, including identifying and containing the incident, eradicating the threat, recovering our systems and communicating with relevant stakeholders.

Board of Directors Oversight of Cybersecurity Risk

Our board of directors is responsible for oversight of our enterprise risk management program, which incorporates cybersecurity risk. The audit committee undertakes primary responsibility for assisting the board of directors in overseeing cybersecurity risk, including policies and procedures for assessing, managing and responding to cybersecurity risk. The audit committee meets with appropriate members of our management team at least quarterly—and third-party assessors, consultants and auditors as needed—to review and discuss cybersecurity risk.

The full board of directors receives quarterly updates from the audit committee on its oversight of cybersecurity risk and engages in further review for the full board of directors from time to time as appropriate.

Management's Role in Assessing and Managing Material Risks

Our technology team, and particularly our information security team, is actively involved in the development and implementation of policies and tools to assess risk and identify emergent risks, with cross-functional support from enterprise risk management, legal, compliance and finance, among other teams. We have established governance structures to increase the maturity of our cybersecurity program with a governance, risk and compliance approach. This includes the identification of internal weaknesses and the mitigation of information technology risks through training programs or new policies and internal controls.

Management is also responsible for the testing of the overall security posture and the documentation of risk management and security for regulatory examinations and for regular review of security and privacy requirements. In addition to our internal cybersecurity team, our company has retained a third-party security firm to aid in the identification, containment, eradication and recovery of systems, data or both in the event of a material security incident.

Risk Management Personnel. Among management, our Chief Information Security Officer ("CISO"), together with our Chief Technology Officer ("CTO"), is responsible for leading efforts to assess and manage cybersecurity risks. Our CISO has over 20 years of experience assessing and managing cybersecurity risk, including leading information security teams at complex web-based businesses, and has a Master's degree in Computer Information Systems and multiple professional and cybersecurity certifications, including CISM, CDPSE, CIPM, CIPT, and PMP. Our CTO oversees, among other things, our company's technology strategy and architecture and the integration and delivery of technology into our operations and service offerings. Our CTO brings experience in digital transformation, cybersecurity and product development. Prior to joining the Company, our CTO served on our board of directors and worked at a logistics company providing e-commerce delivery services. Our CTO has a Bachelor's degree from the Indian National Defence Academy, and an MBA, MS and a PHD in aerospace engineering from the Georgia Institute of Technology.

Monitoring Cybersecurity Incidents. On a daily basis, our information security team monitors, identifies and classifies potential cybersecurity events and is responsible for notifying the CTO and CISO of such events as appropriate based on risk to our organization. Our CTO and CISO are responsible for notifying executive leadership, other functional teams and our audit committee, as appropriate.

Reporting to the Board of Directors. Our CTO and CISO report to the audit committee at least quarterly about the detection, prevention, mitigation and remediation of cybersecurity events, including information about the latest cybersecurity threats, the status of our prevention and detection measures and the effectiveness of our mitigation and remediation efforts, as well as any other cybersecurity risk management activities and the progress of related projects. These briefings include updates on the formalized incident response plan, communications and escalation procedures. Management will apprise the board of directors of cybersecurity incidents deemed to have a moderate or higher business impact, even if immaterial to us.

ITEM 2. PROPERTIES

Our corporate headquarters is located in Memphis, Tennessee, in a leased facility. We also lease a collaboration center located in Scottsdale, Arizona, and a small footprint in an administrative center in Pune, India. As part of the 2-10 HBW Acquisition, we acquired 2-10 HBW's corporate office in Aurora, Colorado. On September 4, 2025, we listed 2-10 HBW's corporate office in Aurora, Colorado for sale. We believe these facilities are suitable and adequate to support the needs of our business. We also continue to lease certain office space in Memphis, Tennessee, which previously served as our corporate headquarters, and this office space is now subleased.

ITEM 3. LEGAL PROCEEDINGS

The information required with respect to this Item 3 can be found under Note 9 to the audited consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

ITEM 4. MINE SAFETY DISCLOSURES

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is listed on the NASDAQ under the symbol ''FTDR.'' As of February 20, 2026, there were approximately 8 registered holders of our common stock.

Dividends

We did not declare or pay cash dividends on our common stock in 2025. We have strong recurring cash flows, which give us flexibility in how we allocate capital, and we regularly review the appropriate use of our capital and our future earnings to develop our business and for working capital needs and general corporate purposes, to fund our growth, to repay debt and to repurchase shares of our common stock. Declaration or payment of dividends, if any, in the future will be at the discretion of our board of directors from time to time in accordance with applicable law and will depend on our then current financial condition, results of operations, capital requirements and other factors deemed relevant by the board of directors.

Issuer Purchases of Equity Securities

On July 26, 2024, our Board of Directors approved a new share repurchase authorization of up to $650 million of outstanding shares of our common stock over the three-year period from September 4, 2024 through September 4, 2027. As of December 31, 2025, we had $329 million remaining available for future repurchases under this program. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity" in Part II, Item 7 of this report for more information.

Period	Total number of shares purchased	Average price paid per share[1]	Total number of shares purchased as part of publicly announced plans or programs	Maximum dollar value of shares that may yet be purchased under the plans or programs (in millions)
Oct. 1, 2025 through Oct. 31, 2025	322,261	66.76	322,261	394
Nov. 1, 2025 through Nov. 30, 2025	973,138	51.38	973,138	344
Dec. 1, 2025 through Dec. 31, 2025	270,337	55.49	270,337	329
Total	1,565,736	$ 55.26	1,565,736	$ 329

(1) The average price paid per share is calculated on a trade date basis and excludes associated commissions and taxes.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with the audited consolidated financial statements and related notes thereto included in Item 8 of this Annual Report on Form 10-K. The following discussion may contain forward-looking statements that reflect our plans, estimates and beliefs. The cautionary statements discussed in "Cautionary Statement Concerning Forward-Looking Statements" and elsewhere in this Annual Report on Form 10-K should be read as applying to all forward-looking statements wherever they appear in this Annual Report on Form 10-K. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those factors discussed below and elsewhere in this Annual Report on Form 10-K, particularly in "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" included in Item 1A of this Annual Report on Form 10-K.

For a discussion of our results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II of our 2024 Annual Report on Form 10-K filed with the SEC on February 27, 2025, which specific discussion is incorporated herein by reference.

Overview

Frontdoor is the leading provider of home warranties and new home builder warranties in the United States, as measured by revenue, and operates primarily under the American Home Shield, HSA, OneGuard, Landmark and 2-10 HBW brands. Our customizable home warranties help customers protect and maintain their homes, typically their most valuable asset, from costly and unplanned breakdowns of essential home systems and appliances. Our home warranty customers usually subscribe to an annual service plan agreement that covers the repair or replacement for breakdowns that generally occur as a result of normal wear and tear of major components of up to 29 home systems and appliances, including electrical, plumbing, HVAC systems, water heaters, refrigerators, dishwashers and ranges/ovens/cooktops, as well as optional coverages for pools, spas and pumps. We also offer non-warranty home services, including our New HVAC upgrade and installation of Moen water shut-off devices, and select home maintenance offerings. Non-warranty services are marketed to our existing warranty customer base, enabling incremental revenue opportunities beyond traditional warranty coverage. As of December 31, 2025, we had approximately 2.1 million active home warranties across all brands in the United States. We also offer new home builder warranty solutions, which deliver value to both builders and homeowners through a suite of builder warranty products and support services. We offer flexible builder-backed and insurance-backed warranty options covering workmanship, home distribution systems, and structural components. Additional add-on programs provide service request management for warranties and claims administration for structural warranties.

On December 19, 2024, we completed the acquisition of all of the issued and outstanding common stock of 2-10 HBW pursuant to a purchase agreement dated June 3, 2024 for aggregate cash consideration of $585 million, subject to certain customary adjustments including the amount of cash acquired, debt, seller transaction expenses, working capital and regulatory capital in the business of 2-10 HBW. Following the settlement of all contractual adjustments, the aggregate cash consideration paid was $580 million. See Note 7 to the audited consolidated financial statements included in Item 8 of this Annual Report on Form 10-K for further information on this acquisition. As a part of the 2-10 HBW Acquisition, we entered into an amendment to our Credit Agreement, which became effective on December 19, 2024. See "Liquidity and Capital Resources" and Note 12 to the audited consolidated financial statements included in Item 8 of this Annual Report on Form 10-K for further information on our liquidity and the debt refinancing transactions.

For the year ended December 31, 2025, we generated revenue, net income and Adjusted EBITDA of $2,093 million, $255 million and $553 million, respectively. For the year ended December 31, 2024, we generated revenue, net income and Adjusted EBITDA of $1,843 million, $235 million and $443 million, respectively. For a reconciliation of net income to Adjusted EBITDA for these periods, see "—Results of Operations—Adjusted EBITDA."

For the year ended December 31, 2025, our total operating revenue included 76 percent of revenue derived from existing customer renewals, while seven percent and eight percent were derived from new home warranty sales made in conjunction with existing home real estate transactions and direct-to-consumer sales, respectively, and nine percent was derived from other revenue channels. For the year ended December 31, 2024, our total operating revenue included 78 percent of revenue derived from existing customer renewals, while seven percent and nine percent were derived from new home warranty sales made in conjunction with existing home real estate transactions and direct-to-consumer sales, respectively, and six percent was derived from other revenue channels.

Key Factors and Trends Affecting Our Results of Operations

Macroeconomic Conditions

Current macroeconomic conditions, including inflation, high interest rates, the challenging real estate market, and ongoing global geopolitical issues, may affect existing home sales, consumer sentiment or labor availability. These conditions may reduce demand for our services, increase our costs or otherwise adversely impact our business. While these macroeconomic conditions generally impact the United States as a whole, we believe our nationwide presence limits the impact on us of unfavorable economic conditions in any particular region of the United States.

During 2025, as compared to 2024, our financial condition and results of operations continued to be adversely impacted by the following:

- Challenging real estate market conditions, driven by a decline in the number of home resale transactions, primarily resulting from high interest rates combined with low home inventory levels, continue to constrain demand for home warranties.

- Consumer sentiment remains mixed as a result of a broad range of current macroeconomic conditions, including pressure on consumer prices and high interest rates. We believe this environment continues to impact demand for home warranties.

- Our labor, parts and equipment costs continue to be impacted by inflation.

The ultimate implications of the current macroeconomic conditions on our results of operations and overall financial performance remain uncertain. It remains difficult to predict the overall continuing impact these conditions will have on our business as they may reduce demand for our services, increase our costs or otherwise adversely impact our business.

Seasonality

Our business is subject to seasonal fluctuations, which drive variations in our revenue, net income and Adjusted EBITDA for interim periods. Seasonal fluctuations are primarily driven by a higher number of HVAC work orders with respect to our home warranty business in the summer months. In 2025, approximately 20 percent, 29 percent, 30 percent and 21 percent of our revenue, approximately 14 percent, 44 percent, 41 percent and 1 percent of our net income, and approximately 18 percent, 36 percent, 35 percent and 11 percent of our Adjusted EBITDA was recognized in the first, second, third and fourth quarters, respectively.

Effect of Weather Conditions

The demand for our services, particularly our home warranty business, and our results of operations, are affected by weather conditions. Extreme temperatures, typically in the winter and summer months, can lead to an increase in home warranty service requests related to home systems, particularly HVAC systems, resulting in higher costs and lower profitability, while mild temperatures in the winter or summer months can lead to lower home systems claim frequency, resulting in lower costs and higher profitability. For example, favorable weather trends in 2025 as compared to 2024 resulted in a lower number of home warranty service requests per customer in the HVAC trade, which favorably impacted contract claims costs.

While weather variations as described above may affect our business, major weather events and other similar Acts of God, or natural disasters such as hurricanes, tornadoes, typhoons, wildfires or earthquakes, typically do not increase our obligations to provide service. Generally, repairs associated with such isolated events are addressed by homeowners' and other forms of insurance, as opposed to the home warranties that we offer.

Tariff and Import/Export Regulations

Changes in U.S. tariff and import/export regulations have impacted and may continue to impact the costs of parts, appliances and home systems. Import duties or restrictions on components and raw materials that are imposed, or the perception that they could occur, may materially and adversely affect our business by increasing our costs. For example, rising costs due to blanket tariffs on imported steel and aluminum, or blanket tariffs on goods from countries that are key suppliers of replacement parts for appliances and home systems, have increased and may continue to increase the costs of our parts, appliances and home systems. Recently, the United States has proposed, and in some cases has imposed, significant increases to tariffs on goods imported into the U.S., including from countries where we have sourced replacement parts for appliances and home systems covered by our home warranties. We cannot predict how or what tariffs will be imposed or what retaliatory measures other countries may take in response to tariffs proposed or imposed by the U.S. There is uncertainty as to further actions that may be taken by the U.S. with respect to U.S. trade policy, including with respect to the proposed tariffs. Further tariffs or countermeasures may increase our costs, decrease our margins or reduce the competitiveness of our products and services.

Competition

We compete in the U.S. home warranty category and the broader U.S. home services industry. The home warranty category is highly competitive. While we have a broad range of competitors in each locality and region, we are one of the few companies that provide home warranties nationwide. The broader U.S. home services industry is also highly competitive. We compete against businesses providing non-warranty home services directly and those offering leads to contractors seeking to provide non-warranty home services. The principal methods of competition, and by which we differentiate ourselves from our competitors, are quality and speed of service, contract offerings, brand awareness and reputation, customer satisfaction, pricing and promotions, contractor network and referrals. We believe our nationwide network of qualified professional contractor firms, in combination with our large base of contracted customers, differentiate us from other platforms in the home services industry.

Our new home builder warranty business faces competition from other providers of new home builder warranties and builders that self-insure.

Acquisition Activity

We anticipate that the highly fragmented nature of the home services industry will continue to create strategic opportunities for acquisitions. Historically, we have used acquisitions to grow our customer base in high-growth geographies, and we intend to continue to do so. Most recently, we acquired 2-10 HBW, which provides us opportunities for a new sales channel and a more diversified business portfolio as well as more home warranty customers and increased revenue. We have also used acquisitions to enhance our technological capabilities and geographic presence. We may also explore opportunities to make strategic acquisitions that will expand our service offering in the broader home services industry, such as new home builder warranties acquired as part of 2-10 HBW. See "2-10 HBW Acquisition" for additional information related to the acquisition.

Non-GAAP Financial Measures

To supplement our results presented in accordance with U.S. GAAP, we have disclosed non-GAAP financial measures that exclude or adjust certain items. We present within this "Management's Discussion and Analysis of Financial Condition and Results of Operations" section the non-GAAP financial measures of Adjusted EBITDA and Free Cash Flow. See "Results of Operations—Adjusted EBITDA" for a reconciliation of net income to Adjusted EBITDA and "Liquidity and Capital Resources—Free Cash Flow" for a reconciliation of net cash provided from operating activities to Free Cash Flow, as well as "Key Business Metrics" for further discussion of Adjusted EBITDA and Free Cash Flow. Management uses Adjusted EBITDA and Adjusted EBITDA margin to facilitate operating performance comparisons from period to period, and Adjusted EBITDA is also a component of our incentive compensation program. We believe these non-GAAP financial measures provide investors, analysts and other interested parties useful information to evaluate our business performance as they facilitate company-to-company operating performance comparisons. Management believes Free Cash Flow is useful as a supplemental measure of our liquidity. Management uses Free Cash Flow to facilitate company-to-company cash flow comparisons, which may vary from company to company for reasons unrelated to operating performance. While we believe these non-GAAP financial measures are useful in evaluating our business, they should be considered as supplemental in nature and are not meant to be considered in isolation or as a substitute for the related financial information prepared in accordance with U.S. GAAP. In addition, these non-GAAP financial measures may not be the same as similarly entitled measures reported by other companies, limiting their usefulness as comparative measures.

Key Business Metrics

We focus on a variety of indicators and key operating and financial metrics to monitor the financial condition and performance of the continuing operations of our business. These metrics include:

- Revenue,
- Operating expenses,
- Gross profit,
- Gross profit margin,
- Net income,
- Earnings per share,
- Adjusted EBITDA,
- Adjusted EBITDA margin,
- Net cash provided from operating activities,
- Free Cash Flow,

- Number of home warranties, and

- Customer retention rate.

Revenue. The majority of our revenue is generated from home warranty contracts entered into with our customers. Home warranty contracts are typically one year in duration. We recognize revenue at the agreed upon contractual amount over time using the input method in proportion to the costs expected to be incurred in performing services under the contracts. Our revenue is primarily a function of the volume and pricing of the services provided to our customers, as well as the mix of services provided. Our revenue volume is impacted by home warranty sales, customer retention and acquisitions. We also generate revenue through our non-warranty and other revenue channel, which primarily includes revenue from non-warranty home services, including the New HVAC upgrade and Moen programs, home maintenance services and new home builder warranties. We derive substantially all of our revenue from customers in the United States.

Operating Expenses. In addition to changes in our revenue, our operating results are affected by, among other things, the level of our operating expenses. Our operating expenses primarily include contract claims costs and expenses associated with sales and marketing, customer service and general corporate overhead. A number of our operating expenses are subject to inflationary pressures, such as: salaries and wages, employee benefits and healthcare; contractor costs; parts, appliances and home systems costs; tariffs; insurance premiums; and various regulatory compliance costs.

Gross Profit and Gross Profit Margin. The presentation of gross profit and gross profit margin provides measures of performance which are primarily a function of the revenue drivers discussed above and contract claims costs drivers, primarily contractor costs and parts, appliances and home systems costs. Gross profit is computed by deducting cost of services rendered from revenue. Gross profit margin is computed as gross profit as a percentage of revenue.

Net Income and Earnings Per Share. Basic earnings per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period, increased to include the number of shares of common stock that would have been outstanding had potentially dilutive shares of common stock been issued. The dilutive effect, if any, of non-qualified stock options, performance options, restricted stock units ("RSUs"), performance shares and restricted stock awards ("RSAs") are reflected in diluted earnings per share by applying the treasury stock method.

Adjusted EBITDA and Adjusted EBITDA Margin. We evaluate our operating and financial performance primarily based on Adjusted EBITDA, which is a financial measure not calculated in accordance with U.S. GAAP. We define Adjusted EBITDA as net income before: depreciation and amortization expense; goodwill and intangibles impairment; restructuring charges; acquisition and integration costs; provision for income taxes; non-cash stock-based compensation expense; interest expense; loss on extinguishment of debt; and other non-operating expenses. We define "Adjusted EBITDA margin" as Adjusted EBITDA divided by revenue. We believe Adjusted EBITDA and Adjusted EBITDA margin are useful for investors, analysts and other interested parties as they facilitate company-to-company operating performance comparisons by excluding potential differences caused by variations in capital structures, taxation, the age and book depreciation of facilities and equipment, restructuring and acquisition initiatives and equity-based, long-term incentive plans.

Net Cash Provided from Operating Activities and Free Cash Flow. We focus on measures designed to monitor cash flow, including net cash provided from operating activities and Free Cash Flow. Free Cash Flow is a financial measure that is not calculated in accordance with U.S. GAAP and represents net cash provided from operating activities less property additions.

Number of Home Warranties and Customer Retention Rate. We report on our number of home warranties and customer retention rate as measurements of our operating performance. Customer retention rate is presented on a rolling 12-month basis in order to avoid seasonal anomalies. The number of home warranties is representative of our recurring home warranty customer base and is measured as the number of customers with active contracts as of the respective period-end date. Our customer retention rate is calculated as the ratio of the number of home warranties to the sum of the number of beginning home warranties and the number of new home warranties and acquired accounts during the respective period.

Critical Accounting Policies and Estimates

This "Management's Discussion and Analysis of Financial Condition and Results of Operations" is based upon the audited consolidated financial statements included in Item 8 of this Annual Report on Form 10-K, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to: revenue recognition; business combinations; home warranty claims accruals; the valuation of property and equipment, goodwill and intangible assets; useful lives for recognizing depreciation and amortization expense; accruals for current and deferred tax accounts; stock-based compensation expense; and litigation matters. We base our estimates on historical experience and on various other factors and assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

We believe the following accounting policies are most important to the portrayal of our financial condition and results of operations and require our most significant estimates and judgments.

Business Combinations

We account for business combinations using the acquisition method of accounting. Under the acquisition method, the purchase price of the acquisition is allocated to the acquired tangible and identifiable intangible assets and assumed liabilities based on their estimated fair values at the time of the acquisition. This allocation involves a number of assumptions, estimates and judgments that could materially affect the timing or amounts recognized in the consolidated financial statements. In developing estimates of fair values for long-lived assets, including identifiable intangible assets, we utilize a variety of inputs including forecasted cash flows, anticipated growth rates, discount rates, customer attrition, royalty rates, estimated replacement costs and depreciation and obsolescence factors. Determining the fair value for tangible assets such as real and personal property and specifically identified intangible assets such as customer lists and developed technology involves judgment. We may refine our estimates and make adjustments to the assets acquired and liabilities assumed over a measurement period, not to exceed one year. Upon the conclusion of the measurement period or the final determination of the values of assets acquired and liabilities assumed, whichever comes first, any subsequent adjustments are recognized to the consolidated statements of operations.

See Note 7 to the audited consolidated financial statements included in Item 8 of this Annual Report on Form 10-K for the allocation of the purchase price to the fair value of the assets acquired and liabilities assumed.

Home Warranty Claims Accruals

Home warranty claims costs are expensed as incurred. Accruals for home warranty claims are made using internal actuarial projections, which are based on current claims and historical claims experience. Accruals are established based on estimates of the ultimate cost to settle claims. Home warranty claims take approximately three months to settle, on average, and substantially all claims are settled within six months of incurrence. The amount of time required to settle a claim can vary based on a number of factors, including whether a replacement is ultimately required. In addition to our estimates, we engage a third-party actuary to perform an accrual analysis utilizing generally accepted actuarial methods that incorporate cumulative historical claims experience and information provided by us. We regularly review our estimates of claims costs along with the third-party analysis and adjust our estimates when appropriate. We believe the use of actuarial methods to account for these liabilities provides a consistent and effective way to measure these judgmental accruals. However, the use of any estimation technique in this area is inherently sensitive given the magnitude of claims involved. For example, industry-wide parts and equipment availability challenges and inflation can impact our ability to estimate the cost to settle claims. We believe our recorded obligations for these expenses are consistently measured. Nevertheless, changes in claims costs can materially affect the estimates for these liabilities.

Goodwill and Intangible Assets

Goodwill and indefinite-lived intangible assets are not amortized and are subject to assessment for impairment on an annual basis, or more frequently if circumstances indicate a potential impairment. We perform our annual assessment for impairment on October 1 of every year. Goodwill and indefinite-lived intangible assets are tested for impairment at the reporting unit level. The Company can elect to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If the reporting unit does not pass the qualitative assessment, or if the Company does not elect to perform the initial qualitative assessment, then the reporting unit's carrying amount is compared to its fair value. The fair values of the reporting units are estimated using market and discounted cash flow approaches. The discounted cash flow approach uses expected future operating results. The market approach uses comparable company information to determine revenue and earnings multiples to value our reporting units. Failure to achieve these expected results or market multiples may cause a future impairment of goodwill at the reporting unit. Goodwill and indefinite-lived intangible assets are considered impaired if the carrying amount of the reporting unit exceeds its fair value.

As of December 31, 2025, we do not believe there are any circumstances that would indicate any potential impairment of our goodwill or indefinite-lived intangible assets. We will continue to monitor the macroeconomic impacts on our business in our ongoing evaluation of potential impairments.

Results of Operations

(In millions)	Year Ended December 31, 2025	Year Ended December 31, 2024	Increase (Decrease) 2025 vs 2024	% of Revenue 2025	% of Revenue 2024
Revenue	$ 2,093	$ 1,843	14 %	100 %	100 %
Cost of services rendered	936	852	10	45	46
Gross Profit	1,157	991	17	55	54
Selling and administrative expenses	669	612	9	32	33
Depreciation and amortization expense	89	39	128	4	2
Restructuring charges	4	8	(54)	—	—
Interest expense	79	40	97	4	2
Interest and net investment income	(22)	(20)	11	(1)	(1)
Loss on extinguishment of debt	—	3	—	—	—
Income before Income Taxes	338	309	9	16	17
Provision for income taxes	84	74	12	4	4
Net Income	$ 255	$ 235	9 %	12 %	13 %

Revenue

We reported revenue of $2,093 million and $1,843 million for the years ended December 31, 2025 and 2024, respectively. The following table provides a summary of our revenue by major customer acquisition channel for our home warranties and other revenue:

(In millions)	Year Ended December 31, 2025[2]	Year Ended December 31, 2024	Increase (Decrease) 2025 vs 2024	
Renewals	$ 1,587	$ 1,437	$ 150	10 %
Real estate[1]	141	125	17	13
Direct-to-consumer[1]	172	166	6	4
Non-warranty and other	193	116	77	66
Total	$ 2,093	$ 1,843	$ 250	14 %

_____

(1) First-year revenue only.

(2) For the years ended December 31, 2025 and 2024, includes approximately $188 million and $6 million, respectively, as a result of the 2-10 HBW Acquisition on December 19, 2024.

Revenue increased 14 percent for the year ended December 31, 2025 compared to the year ended December 31, 2024. The increase in renewal revenue reflects the impact of the 2-10 HBW Acquisition and improved price realization resulting from our prior pricing actions, offset, in part, by a decline in the number of renewed home warranties. The increase in real estate revenue primarily reflects the impact of the 2-10 HBW Acquisition. The increase in direct-to-consumer revenue reflects the impact of the 2-10 HBW Acquisition and an increase in the number of direct-to-consumer home warranties, offset, in part, by lower price realization resulting from our promotional strategies to drive incremental sales. The increase in non-warranty and other revenue was primarily driven by the growth in non-warranty home services and impact of new home builder warranties from the 2-10 HBW Acquisition.

The following table provides a summary of the number of home warranties, (reduction) growth in number of home warranties and customer retention rate:

(In millions)	As of December 31,	
	2025	2024[1]
Number of home warranties	2.11	2.12
(Reduction) growth in number of home warranties	— %	6 %
Customer retention rate	79.2 %	79.9 %

(1) As of December 31, 2024, excluding the 2-10 HBW home warranties acquired on December 19, 2024, the number of home warranties was 1.94 million, the reduction in home warranties was three percent and the customer retention rate was 78.5 percent.

The decline in the number of home warranties as of December 31, 2025 was primarily driven by the challenging real estate market.

Cost of Services Rendered

We reported cost of services rendered of $936 million and $852 million for the years ended December 31, 2025 and 2024, respectively. The following table provides a summary of the changes in cost of services rendered:

(In millions)	
Year Ended December 31, 2024	$ 852
Impact of change in revenue	86
Other	(1)
Year Ended December 31, 2025	$ 936

The increase in cost of services rendered is due to the impact of change in revenue, primarily driven by the 2-10 HBW Acquisition and the increase in non-warranty revenue. Contract claims costs were relatively flat, reflecting continued process improvement initiatives, a lower number of service requests per customer, a favorable weather impact of $7 million and higher trade service fees, offset, in part, by inflationary cost pressures. Additionally, contract claims costs reflects a $7 million favorable adjustment in 2025 related to the development of prior period claims, compared to a $5 million favorable adjustment in 2024.

Selling and Administrative Expenses

We reported selling and administrative expenses of $669 million and $612 million for the years ended December 31, 2025 and 2024, respectively. The following table provides a summary of the components of selling and administrative expenses:

(In millions)	Year Ended December 31,	
	2025	2024
Sales and marketing costs	$ 315	$ 307
Customer service costs	117	104
General and administrative costs	236	201
Total	$ 669	$ 612

The following table provides a summary of the changes in selling and administrative expenses:

(In millions)	
Year Ended December 31, 2024	$ 612
Sales and marketing costs	9
Customer service costs	13
Stock-based compensation expense	7
Acquisition and integration costs	(8)
Other general and administrative costs	37
Year Ended December 31, 2025	$ 669

Sales and marketing costs increased due to the 2-10 HBW Acquisition. Customer service costs increased primarily due to the 2-10 HBW acquisition and growth in non-warranty home services. Acquisition and integration costs are driven by the 2-10 HBW Acquisition and represent direct third-party costs, including legal, accounting and financial advisory fees, as well as post-acquisition systems integration costs. Other general and administrative costs increased primarily due to increased personnel and technology costs including costs from the 2-10 HBW acquisition and professional fees.

Depreciation and Amortization Expense

Depreciation expense was $36 million and $35 million for the years ended December 31, 2025 and 2024, Amortization expense was $53 million and $4 million for the years ended December 31, 2025 and 2024, respectively, with the increase primarily driven by the amortization of intangible assets acquired as part of the 2-10 HBW Acquisition.

Restructuring Charges

Restructuring charges were $4 million and $8 million for the years ended December 31, 2025 and 2024, respectively. In 2025, restructuring charges primarily included $3 million of severance costs. In 2024, restructuring charges included $7 million of severance costs and $1 million of expenses related to the exit of certain operating leases.

Interest Expense

Interest expense was $79 million and $40 million for the years ended December 31, 2025 and 2024, respectively. The increase was driven by the higher debt balance as compared to prior year as a result of financing the 2-10 HBW Acquisition.

Interest and Net Investment Income

Interest and net investment income was $22 million and $20 million for the years ended December 31, 2025 and 2024, respectively. The increase was primarily driven by higher cash and cash equivalents balances.

Loss on Extinguishment of Debt

During the year ended December 31, 2024, we recorded a loss on extinguishment of debt of $3 million, which included the write-off of unamortized debt issuance costs and original issue discount. See "Liquidity and Capital Resources—2024 Debt Refinancing" and Note 12 to the audited consolidated financial statements included in Item 8 of this Annual Report on Form 10-K for further information on the debt refinancing transactions. There was no loss on extinguishment of debt recorded in the year ended December 31, 2025.

Provision for Income Taxes

The effective tax rate on income was 24.7 percent and 24.1 percent for the years ended December 31, 2025 and 2024, respectively. The increase in the effective tax rate was primarily due to state and local income taxes.

Net Income

Net income was $255 million and $235 million for the years ended December 31, 2025 and 2024, respectively, with the increase primarily driven by the operating results discussed throughout "Results of Operations" above.

Adjusted EBITDA

Adjusted EBITDA was $553 million and $443 million for the years ended December 31, 2025 and 2024, respectively.

Summary of Changes in Net Income and Adjusted EBITDA

The following table provides a summary of the changes in net income and Adjusted EBITDA:

(In millions)	Net Income	Adjusted EBITDA
Year Ended December 31, 2024	$ 235	$ 443
Impact of change in revenue	164	164
Sales and marketing costs	(9)	(9)
Customer service costs	(13)	(13)
Stock-based compensation expense	(7)	—
Acquisition and integration costs	8	—
Other general and administrative costs	(37)	(37)
Depreciation and amortization expense	(50)	—
Restructuring charges	4	—
Interest expense	(39)	—
Interest and net investment income	2	3
Provision for income taxes	(9)	—
Loss on extinguishment of debt	3	—
Other	1	1
Year Ended December 31, 2025	$ 255	$ 553

The impact of change in revenue was primarily driven by improved price realization and the impact of the 2-10 HBW Acquisition, offset, in part, by the challenging real estate macro environment and a decline in the number of renewed home warranties.

Reconciliation of Net Income to Adjusted EBITDA

A reconciliation of net income to Adjusted EBITDA is as follows:

	Year Ended December 31,	
(In millions)	2025	2024
Net Income	$ 255	$ 235
Depreciation and amortization expense	89	39
Restructuring charges[1]	4	8
Acquisition and integration costs[1]	8	17
Provision for income taxes	84	74
Non-cash stock-based compensation expense[2]	34	26
Interest expense	79	40
Loss on extinguishment of debt[1]	—	3
Other non-operating expenses[1]	1	—
Adjusted EBITDA	$ 553	$ 443

(1) We exclude restructuring charges, acquisition and integration costs, loss on extinguishment of debt, and other non-operating expenses from Adjusted EBITDA because we believe they do not reflect our ongoing operations and because we believe doing so is useful to investors in aiding period-to-period comparability.

(2) We exclude non-cash stock-based compensation expense from Adjusted EBITDA because it is a non-cash expense and because it is not used by management to assess ongoing operational performance. We believe excluding this expense from Adjusted EBITDA is useful to investors in aiding period-to-period comparability.

Liquidity and Capital Resources

Liquidity

Frontdoor is a holding company that derives its operating cash flow from its operating subsidiaries. Our principal sources of liquidity include cash flows generated from operating activities of our subsidiaries and borrowing availability under our Revolving Credit Facility. We have accessed the debt capital markets both opportunistically and as necessary to support the growth of our business, desired leverage levels, and other capital allocation priorities. We believe we have ample liquidity in the Revolving Credit Facility and are generating substantial Free Cash Flow, which together support both organic operations and other capital allocation priorities as they arise. We believe that our liquidity sources are sufficient to satisfy our anticipated operating and debt service requirements over the next twelve months and thereafter for the foreseeable future.

A substantial portion of our liquidity needs are due to debt service requirements on our indebtedness. The Credit Agreement contains covenants that limit or restrict our ability, including the ability of certain of our subsidiaries, to incur additional indebtedness, repurchase debt, incur liens, sell assets, make certain payments (including dividends) and enter into transactions with affiliates. As of December 31, 2025, we were in compliance with the covenants under the Credit Agreement. We do not believe current macroeconomic conditions will affect our ongoing ability to meet our debt covenants.

Cash and cash equivalents and short- and long-term marketable securities totaled $566 million and $474 million as of December 31, 2025 and 2024, respectively. Our cash and cash equivalents and short- and long-term marketable securities include balances associated with regulatory requirements in our business. As of December 31, 2025 and 2024, the total net assets subject to these third-party restrictions were $151 million and $184 million, respectively. As of December 31, 2025, there was $2 million of letters of credit outstanding under our $250 million Revolving Credit Facility, and the available borrowing capacity under the Revolving Credit Facility was $248 million. The letters of credit are posted in lieu of cash to satisfy regulatory requirements in certain states in which we operate. We currently believe that cash generated from operations, our cash on hand and available borrowing capacity under the Revolving Credit Facility as of December 31, 2025 will provide us with sufficient liquidity to meet our obligations in the short- and long-term.

We closely monitor the performance of our investment portfolio, primarily cash deposits. We regularly review the statutory reserve requirements to which our regulated entities are subject and any changes to such requirements. These reviews may result in identifying current reserve levels above or below minimum statutory reserve requirements, in which case we may adjust our reserves. The reviews may also identify opportunities to satisfy certain regulatory reserve requirements through alternate financial vehicles, such as installing guarantee agreements without subsidiaries in place of statutory reserves. See Note 9 to the audited consolidated financials statements included in Item 8 of this Annual Report on Form 10-K for additional information related to these guarantee agreements.

We have a diversified investment strategy for our cash investments and give priority to the major financial institutions that serve as lenders under the Credit Agreement. Generally, our cash deposits may be redeemed on demand and are maintained with major financial institutions with solid credit ratings, although our holdings exceed insured limits in substantially all of our accounts.

We may, from time to time, issue new debt, repurchase or otherwise retire or extend our debt and/or take other steps to reduce our debt or otherwise improve our financial position, gross and net leverage, results of operations or cash flows. These actions may include new debt issuance, open market debt repurchases, negotiated repurchases, other retirements of outstanding debt and/or opportunistic refinancing of debt. The amount of debt that may be issued, repurchased or otherwise retired or refinanced, if any, and the price of such issuances, repurchases, retirements or refinancings will depend on market conditions, trading levels of our debt, our cash position, compliance with debt covenants and other considerations.

2024 Debt Refinancing

On December 19, 2024, we entered into the second amendment to the Credit Agreement, which provides for a $418 million Term Loan A maturing December 19, 2029, an $800 million Term Loan B maturing December 19, 2031 and a $250 million Revolving Credit Facility terminating December 19, 2029. The net proceeds from the transaction were used to repay the Prior Term Loan Facilities, including accrued and unpaid interest, to fund the 2-10 HBW Acquisition, which also closed on December 19, 2024, and to pay related fees and expenses of all these transactions with the remainder designated to fund share repurchases or for other general corporate purposes.

In connection with the second amendment to the Credit Agreement, we repaid all of the then current outstanding principal amounts of the Prior Term Loan Facilities, consisting of $218 million related to the Prior Term Loan A and $368 million related to the Prior Term Loan B, and recorded a loss on extinguishment of debt of $3 million, which included the write-off of unamortized debt issuance costs and original issue discount. Additionally, on December 19, 2024, we amended and restated our $250 million Revolving Credit Facility.

See Note 12 to the audited consolidated financial statements included in Item 8 of this Annual Report on Form 10-K for additional information related to our indebtedness.

2-10 HBW Acquisition

On December 19, 2024, we completed the acquisition of all of the issued and outstanding common stock of 2-10 HBW pursuant to a purchase agreement dated June 3, 2024 for aggregate cash consideration of $585 million, subject to certain customary adjustments including the amount of cash acquired, debt, seller transaction expenses, working capital and regulatory capital in the business of 2-10 HBW. Following the settlement of all contractual adjustments, the aggregate cash consideration paid was $580 million. 2-10 HBW is a leading provider of new home builder warranties that provide home builders insurance-backed coverage and/or administrative services for workmanship, systems and/or structural failures. 2-10 HBW is also a provider of home warranties. See Note 7 to the audited consolidated financial statements included in Item 8 of this Annual Report on Form 10-K for further information on this acquisition.

Share Repurchase Program

On July 26, 2024, our Board of Directors approved a new share repurchase authorization of up to $650 million of our common stock over the three-year period from September 4, 2024 through September 4, 2027. Purchases under this new $650 million repurchase program may be made from time to time by the company in the open market at prevailing market prices (including through a Rule 10b5-1 Plan), in privately negotiated transactions, or through any combination of these methods, through September 4, 2027. The actual timing, number, manner and value of any shares repurchased will depend on several factors, including the market price of the company's stock, general market and economic conditions, the company's liquidity requirements, applicable legal requirements and other business considerations. The repurchase program does not obligate us to acquire any number of shares in any specific period or at all and may be suspended or discontinued at any time at our discretion. We repurchased a total of 5,402,120 outstanding shares for the year ended December 31, 2025 at an aggregate cost of $280 million, which is included in treasury stock on the audited consolidated statements of financial position included in Item 8 of this Annual Report on Form 10-K. As of December 31, 2025, we had $329 million remaining available for future repurchases under this program. We expect to fund future share repurchases from net cash provided from operating activities.

Limitations on Distributions and Dividends by Subsidiaries

We depend on our subsidiaries to distribute funds to us so that we may pay obligations and expenses, including satisfying obligations with respect to indebtedness. The ability of our subsidiaries to make distributions and dividends to us depends on their operating results, cash requirements, financial condition and general business conditions, as well as restrictions under the laws of our subsidiaries' jurisdictions.

Our subsidiaries are permitted under the terms of the Credit Agreement and other indebtedness to incur additional indebtedness that may restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to us.

Furthermore, there are regulatory restrictions on the ability of certain of our subsidiaries to transfer funds to us. The payments of ordinary and extraordinary dividends by certain of our subsidiaries (through which we conduct our business) are subject to significant regulatory restrictions under the laws and regulations of the states in which they operate. Among other things, such laws and regulations require certain subsidiaries to maintain minimum capital and net worth requirements and may limit the amount of ordinary and extraordinary dividends and other payments that these subsidiaries can pay to us. We expect that such limitations will be in effect for the foreseeable future. None of our subsidiaries is obligated to make funds available to us through the payment of dividends.

Cash Flows

Cash flows from operating, investing and financing activities, as reflected in the audited consolidated statements of cash flows included in Item 8 of this Annual Report on Form 10-K, are summarized in the following table:

(In millions)	Year Ended December 31,	
	2025	2024
Net cash provided from (used for):		
Operating activities	$ 416	$ 270
Investing activities	31	(622)
Financing activities	(302)	447
Cash increase during the period	$ 145	$ 96

Operating Activities

Net cash provided from operating activities was $416 million for the year ended December 31, 2025, compared to $270 million for the year ended December 31, 2024.

Net cash provided from operating activities in 2025 comprised $386 million in earnings adjusted for non-cash charges and $30 million in cash used for working capital. Cash provided from working capital was primarily driven by the timing of trade payables and accrued income taxes.

Net cash provided from operating activities in 2024 comprised $304 million in earnings adjusted for non-cash charges, offset by $34 million in cash used for working capital. Cash used for working capital was primarily driven by seasonality, payments of accrued bonuses and a decline in the number of first-year real estate home warranties, which are typically paid for upfront at the time of closing on the home sale.

Investing Activities

Net cash used for investing activities was $31 million and $622 million for the years ended December 31, 2025 and 2024, respectively.

Capital expenditures were $26 million and $39 million in 2025 and 2024, respectively, and included recurring capital needs and technology projects. We have no additional material capital commitments at this time.

We received $3 million and paid $583 million, net of cash acquired, for the years ended December 31, 2025 and 2024, respectively, for the 2-10 HBW Acquisition in 2024. See Note 7 to the audited consolidated financial statements included in Item 8 of this Annual Report on Form 10-K for further information on this acquisition.

During the year ended December 31, 2025, we received $60 million from sales and maturities of available-for-sale securities.

Financing Activities

Net cash used for financing activities was $302 million and $447 million for the years ended December 31, 2025 and 2024, respectively.

During the year ended December 31, 2025, we made other scheduled principal payments of debt of $29 million and purchased outstanding shares of our common stock at an aggregate cost of $283 million. Repurchases of common stock included associated commissions and taxes of $2 million.

During the year ended December 31, 2024, we refinanced our Term Loan Facilities. We borrowed $1,216 million and used a portion of the proceeds to repay $585 million of principal on the Prior Term Loan Facilities. In addition, we made other scheduled principal payments of debt of $13 million and purchased outstanding shares of our common stock at an aggregate cost of $161 million. Repurchases of common stock included associated commissions and taxes of $2 million.

Free Cash Flow

The following table reconciles net cash provided from operating activities, which is the most directly comparable U.S. GAAP measure, to Free Cash Flow using data derived from the audited consolidated statements of cash flows included in Item 8 of this Annual Report on Form 10-K.

	Year Ended December 31,	
(In millions)	2025	2024
Net cash provided from operating activities	$ 416	$ 270
Property additions	(26)	(39)
Free Cash Flow	$ 390	$ 231

Contractual Obligations

The following table presents our contractual obligations and commitments as of year ended December 31, 2025:

(In millions)	Total		Less than 1 Year		1 - 3 Years		3 - 5 Years		More than 5 Years
Principal repayments[1]	$	1,189	$	29	$	58	$	350	$	752
Estimated interest payments[2]		370		72		139		113		46
Non-cancelable operating leases[1][3]		26		4		7		5		10
Purchase obligations		82		29		37		16		—
Home warranty claims[1]		69		69		—		—		—
Total	$	1,736	$	203	$	241	$	484	$	808

_____

(1) These items are included in the audited consolidated statements of financial position included in Item 8 of this Annual Report on Form 10-K.

(2) These amounts represent future interest payments related to existing debt obligations based on interest rates and principal maturities specified in the Credit Agreement. Payments related to the Term Loan Facilities are based on applicable variable and fixed interest rates as of December 31, 2025 plus the specified margin in the Credit Agreement for each period presented. As of December 31, 2025, the estimated debt balance as of each year ending from 2026 through 2030 is $1,160 million, $1,131 million, $1,102 million, $760 million and $752 million, respectively, and the weighted-average interest rate on the estimated debt balances is 6.2 percent as of each year ending from 2026 through 2030. See Note 12 to the audited consolidated financial statements included in Item 8 of this Annual Report on Form 10-K for the terms and maturities of existing debt obligations.

(3) These amounts represent future payments relating to real estate operating leases.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Changes in macroeconomic conditions, including inflation, higher interest rates, the challenging real estate market and rising global geopolitical issues, may affect existing home sales, consumer sentiment or labor availability. These conditions may reduce demand for our services, increase our costs or otherwise adversely impact our business, which could have a material adverse impact on our future results of operations.

Interest Rate Risk

We are exposed to the impact of interest rate changes and manage this exposure through the use of variable-rate and fixed-rate debt and by utilizing an interest rate swap. We entered into an interest rate swap contract in the normal course of business to manage interest rate risks, with a policy of matching positions. The effect of derivative financial instrument transactions under the agreement could have a material impact on our financial statements. We do not hold or issue derivative financial instruments for trading or speculative purposes. See Note 12 to the audited consolidated financial statements included in Item 8 of this Annual Report on Form 10-K for further information on our use of interest rate swaps.

A significant portion of our outstanding debt, including indebtedness under the Amended Credit Facilities, bears interest at variable rates. As a result, increases in interest rates would increase the cost of servicing our indebtedness and could materially reduce our profitability and cash flows. As of December 31, 2025, each one percentage point change in interest rates would result in an approximate $6 million change in the annual interest expense on our Term Loan Facilities after considering the impact of the interest rate swap.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Frontdoor, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Frontdoor, Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income, changes in (deficit) equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and the schedules listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accrual for Home Warranty Claims – Refer to Notes 2 and 9 of the financial statements

Critical Audit Matter Description

The Company maintains an accrual for the cost to complete home warranty claims when the ultimate cost of the claims is not yet known. The estimate is determined using an internal analysis based on current claims and historical claims experience. In addition, the Company engages a third-party actuary to develop an independent estimate of the ultimate costs using generally accepted actuarial methods that incorporate cumulative claims experience and information provided by the Company. The Company regularly reviews its estimates of claims costs and adjusts the estimates, as needed.

We identified the accrual for home warranty claims as a critical audit matter because estimating the cost to complete home warranty claims involves significant estimation by management due to the subjectivity involved in determining loss development factors for outstanding claims, including the impact of underlying business changes and market trends on the ultimate costs. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our actuarial specialists, when performing audit procedures to evaluate the reasonableness of the accrual for home warranty claims as of December 31, 2025.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the home warranty claims accrual included the following, among others:

- We tested the design and operating effectiveness of controls over the home warranty claims accrual, including those over the Company's internal analysis to project the ultimate costs associated with settling each claim as well as oversight of the actuary and related assumptions. Additionally, we tested the design and operating effectiveness over the controls covering the completeness and accuracy of the claims data underlying the accrual process.

- We compared management's prior period assumptions of expected development to actual development during the current year and subsequent period to identify potential bias in the determination of the home warranty claims accrual.

- With the assistance of our actuarial specialists:

  - We evaluated the methods and assumptions used by management to estimate the home warranty claims accrual.

  - We developed independent estimates of the home warranty claims accrual and compared our estimate to management's estimate.

- We tested the underlying data that served as the basis for the Company's internal analysis and their actuary's analysis, including historical claims, to ensure that the inputs to the estimates were complete and accurate.

/s/ Deloitte & Touche LLP
Memphis, Tennessee
February 26, 2026

We have served as the Company's auditor since 2017.

Consolidated Statements of Operations and Comprehensive Income
(*In millions, except per share data*)

		Year Ended December 31,				
		2025		**2024**		**2023**
Revenue	$	2,093	$	1,843	$	1,780
Cost of services rendered		936		852		895
Gross Profit		1,157		991		885
Selling and administrative expenses		669		612		581
Depreciation and amortization expense		89		39		37
Restructuring charges		4		8		16
Interest expense		79		40		40
Interest and net investment income		(22)		(20)		(16)
Loss on extinguishment of debt		—		3		—
Income before Income Taxes		338		309		229
Provision for income taxes		84		74		57
Net Income	$	255	$	235	$	171
Other Comprehensive Loss, Net of Income Taxes:						
Unrealized loss on derivative instruments, net of income taxes		(12)		(6)		(3)
Total Other Comprehensive (Loss) Income, Net of Income Taxes		(12)		(6)		(3)
Comprehensive Income	$	243	$	229	$	169
Earnings per Share:						
Basic	$	3.48	$	3.05	$	2.13
Diluted	$	3.42	$	3.01	$	2.12
Weighted-average Common Shares Outstanding:						
Basic		73.1		77.0		80.5
Diluted		74.5		78.0		80.9

See the accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Financial Position
(In millions, except share data)

	As of December 31,			
		2025		2024
Assets:				
Current Assets:				
Cash and cash equivalents	$	566	$	421
Marketable securities		—		15
Receivables, less allowance of $4 and $4, respectively		10		10
Prepaid expenses and other current assets		44		42
Assets held for sale		4		—
Total Current Assets		624		488
Other Assets:				
Property and equipment, net		57		73
Goodwill		959		967
Intangible assets, net		398		448
Operating lease right-of-use assets		7		8
Long-term marketable securities		—		38
Deferred reinsurance		66		65
Deferred customer acquisition costs		14		11
Other assets		17		11
Total Assets	$	2,142	$	2,107
Liabilities and Shareholders' Equity:				
Current Liabilities:				
Accounts payable	$	89	$	71
Accrued liabilities:				
Payroll and related expenses		47		44
Home warranty claims		69		74
Income taxes payable		26		—
Other		34		28
Deferred revenue		107		123
Current portion of long-term debt		29		29
Total Current Liabilities		402		369
Long-Term Debt		1,144		1,170
Other Long-Term Liabilities:				
Deferred tax liabilities, net		53		49
Operating lease liabilities		18		20
Unearned insurance premium		236		233
Long-term deferred revenue		19		12
Other long-term liabilities		27		16
Total Other Long-Term Liabilities		354		329
Commitments and Contingencies (Note 9)				
Shareholders' Equity:				
Common stock, $0.01 par value; 2,000,000,000 shares authorized; 88,480,560 shares issued and 70,958,215 shares outstanding as of December 31, 2025 and 87,434,468 shares issued and 75,314,243 shares outstanding as of December 31, 2024		1		1
Additional paid-in capital		195		152
Retained earnings		785		530
Accumulated other comprehensive loss		(12)		—
Less treasury stock, at cost; 17,522,345 shares as of December 31, 2025 and 12,120,225 shares as of December 31, 2024		(727)		(444)
Total Shareholders' Equity		242		239
Total Liabilities and Shareholders' Equity	$	2,142	$	2,107

See the accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Changes in (Deficit) Equity
(In millions)

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Equity
Balances as of December 31, 2022	82	$ 1	$ 90	$ 124	$ 8	$ (162)	$ 61
Net income	—	—	—	171	—	—	171
Stock-based compensation expense	—	—	26	—	—	—	26
Exercise of stock options	—	—	4	—	—	—	4
Taxes paid related to net share settlement of equity awards	—	—	(4)	—	—	—	(4)
Issuance of common stock related to ESPP	—	—	1	—	—	—	1
Repurchases of common stock	(4)	—	—	—	—	(121)	(121)
Other comprehensive income, net of tax	—	—	—	—	(3)	—	(3)
Balances as of December 31, 2023	78	$ 1	$ 117	$ 296	$ 6	$ (283)	$ 136
Net income	—	—	—	235	—	—	235
Stock-based compensation expense	—	—	26	—	—	—	26
Exercise of stock options	—	—	14	—	—	—	14
Taxes paid related to net share settlement of equity awards	—	—	(6)	—	—	—	(6)
Issuance of common stock related to ESPP	—	—	1	—	—	—	1
Repurchases of common stock	(4)	—	—	—	—	(161)	(161)
Other comprehensive loss, net of tax	—	—	—	—	(6)	—	(6)
Balances as of December 31, 2024	75	$ 1	$ 152	$ 530	$ —	$ (444)	$ 239
Net income	—	—	—	255	—	—	255
Stock-based compensation expense	—	—	34	—	—	—	34
Exercise of stock options	—	—	18	—	—	—	18
Taxes paid related to net share settlement of equity awards	—	—	(9)	—	—	—	(9)
Issuance of common stock upon vesting of equity awards	1	—	—	—	—	—	—
Issuance of common stock related to ESPP	—	—	1	—	—	—	1
Repurchases of common stock	(5)	—	—	—	—	(283)	(283)
Other comprehensive loss, net of tax	—	—	—	—	(12)	—	(12)
Balances as of December 31, 2025	71	$ 1	$ 195	$ 785	$ (12)	$ (727)	$ 242

See the accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows
(In millions)

	Year Ended December 31,		
	2025	2024	2023
Cash and Cash Equivalents at Beginning of Period	$ 421	$ 325	$ 292
Cash Flows from Operating Activities:			
Net Income	255	235	171
Adjustments to reconcile net income to net cash provided from operating activities:			
Depreciation and amortization expense	89	39	37
Deferred income tax provision (benefit)	9	—	(13)
Stock-based compensation expense	34	26	26
Loss on extinguishment of debt	—	3	—
Other	(1)	1	6
Changes in working capital:			
Receivables	(1)	1	—
Deferred reinsurance	(2)	—	—
Deferred customer acquisition costs	(3)	1	—
Prepaid expenses and other current assets	(5)	(2)	(1)
Accounts payable	19	(7)	(4)
Deferred revenue	(8)	(9)	(19)
Accrued liabilities	(1)	(10)	2
Unearned insurance premium	5	(1)	—
Current income taxes	25	(8)	(1)
Net Cash Provided from Operating Activities	416	270	202
Cash Flows from Investing Activities:			
Purchases of property and equipment	(26)	(39)	(32)
Business acquisitions, net of cash acquired	3	(583)	—
Purchases of available-for-sale securities	(6)	—	—
Sales and maturities of available-for-sale securities	60	—	—
Net Cash Provided from (Used for) Investing Activities	31	(622)	(32)
Cash Flows from Financing Activities:			
Borrowings of debt, net of discount	—	1,216	—
Repayments of debt	(29)	(598)	(17)
Debt issuance costs paid	—	(18)	—
Repurchases of common stock	(283)	(161)	(121)
Other financing activities	9	9	1
Net Cash Provided from (Used for) Financing Activities	(302)	447	(137)
Cash Increase During the Period	145	96	34
Cash and Cash Equivalents at End of Period	$ 566	$ 421	$ 325

See the accompanying Notes to the Consolidated Financial Statements.

Frontdoor, Inc.
Notes to the Consolidated Financial Statements

Note 1. Description of Business

Frontdoor is the leading provider of home warranties and new home builder warranties in the United States, as measured by revenue, and operates primarily under the American Home Shield, HSA, OneGuard, Landmark and 2-10 HBW brands. Our customizable home warranties help customers protect and maintain their homes, typically their most valuable asset, from costly and unplanned breakdowns of essential home systems and appliances. Our home warranty customers usually subscribe to an annual service plan agreement that covers the repair or replacement for breakdowns that generally occur as a result of normal wear and tear of major components of up to 29 home systems and appliances, including electrical, plumbing, HVAC systems, water heaters, refrigerators, dishwashers and ranges/ovens/cooktops, as well as optional coverages for pools, spas and pumps. We also offer non-warranty home services, including our New HVAC upgrade and installation of Moen water shut-off devices, and select home maintenance offerings. Non-warranty services are marketed to our existing warranty customer base, enabling incremental revenue opportunities beyond traditional warranty coverage. As of December 31, 2025, we had approximately 2.1 million active home warranties across all brands in the United States. We also offer new home builder warranty solutions, which deliver value to both builders and homeowners through a suite of builder warranty products and support services. We offer flexible builder-backed and insurance-backed warranty options covering workmanship, home distribution systems, and structural components. Additional add-on programs provide service request management for warranties and claims administration for structural warranties.

Note 2. Significant Accounting Policies

Consolidation

Our consolidated financial statements include all of our wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements requires management to make certain estimates and assumptions required under U.S. GAAP that may differ from actual results. The more significant areas requiring the use of management estimates relate to: revenue recognition; business combinations; home warranty claims accruals; the valuation of property and equipment, goodwill and intangible assets; useful lives for recognizing depreciation and amortization expense; accruals for current and deferred tax accounts; stock-based compensation expense; and litigation matters.

Revenue

The majority of our revenue is generated from home warranty contracts entered into with our customers. Home warranty contracts are typically one year in duration. Home warranty claims costs are expensed as incurred. We recognize revenue over the life of these contracts in proportion to the expected direct costs. Those costs bear a direct relationship to the fulfillment of our obligations under the contracts and are representative of the relative value provided to our customers. We regularly review our estimates of claims costs and adjust our estimates when appropriate.

Revenues are presented net of sales taxes collected and remitted to government taxing authorities in the accompanying consolidated statements of operations and comprehensive income.

We record a receivable due from customers once we have an unconditional right to invoice and receive payment in the future related to the services provided and anticipate the collection of amounts due to us. We invoice our monthly-pay customers on a straight-line basis over the contract term. As a result, contract assets arise when we recognize revenue for our home warranty contracts prior to a customer being invoiced. Deferred revenue represents a contract liability and is recognized when cash payments are received in advance of the performance of services, including when the amounts are refundable. Amounts are recognized as revenue in proportion to the costs expected to be incurred in performing services under our contracts.

Home Warranty Claim Accruals

Home warranty claims costs are expensed as incurred. Accruals for home warranty claims are made using internal actuarial projections, which are based on current claims and historical claims experience. Accruals are established based on estimates of the ultimate cost to settle claims. Home warranty claims take approximately three months to settle, on average, and substantially all claims are settled within six months of incurrence. The amount of time required to settle a claim can vary based on a number of factors, including whether a replacement is ultimately required. In addition to our estimates, we engage a third-party actuary to perform an accrual analysis utilizing generally accepted actuarial methods that incorporate cumulative historical claims experience and information provided by us. We regularly review our estimates of claims costs along with the third-party analysis and adjust our estimates when appropriate. We believe the use of actuarial methods to account for these liabilities provides a consistent and effective way to measure these judgmental accruals. However, the use of any estimation technique in this area is inherently sensitive given the magnitude of claims involved. For example, industry-wide parts and equipment availability challenges and inflation can impact our ability to estimate the cost to settle claims. We believe our recorded obligations for these expenses are consistently measured. Nevertheless, changes in claims costs can materially affect the estimates for these liabilities.

Business Combinations

We account for business combinations using the acquisition method of accounting. Under the acquisition method, the purchase price of the acquisition is allocated to the acquired tangible and identifiable intangible assets and assumed liabilities based on their estimated fair values at the time of the acquisition. This allocation involves a number of assumptions, estimates and judgments that could materially affect the timing or amounts recognized in the consolidated financial statements. In developing estimates of fair values for long-lived assets, including identifiable intangible assets, we utilize a variety of inputs including forecasted cash flows, anticipated growth rates, discount rates, customer attrition, royalty rates, estimated replacement costs and depreciation and obsolescence factors. Determining the fair value for tangible assets such as real and personal property and specifically identified intangible assets such as customer lists and developed technology involves judgment. We may refine our estimates and make adjustments to the assets acquired and liabilities assumed over a measurement period, not to exceed one year. Upon the conclusion of the measurement period or the final determination of the values of assets acquired and liabilities assumed, whichever comes first, any subsequent adjustments are recognized to the consolidated statements of operations.

See Note 7 to the audited consolidated financial statements included in Item 8 of this Annual Report on Form 10-K for the allocation of the purchase price to the fair value of the assets acquired and liabilities assumed.

Property and Equipment, Goodwill and Intangible Assets

Property and equipment consist of the following:

(In millions)	As of December 31, 2025	2024	Estimated Useful Lives (Years)
Land	$ —	$ 2	
Buildings and improvements	9	11	10 - 40
Technology and communications	163	139	3 - 7
Office equipment, furniture and fixtures, and vehicles	5	5	5 - 7
Property and equipment, gross	176	157	
Less accumulated depreciation	(119)	(84)	
Property and equipment, net	$ 57	$ 73	

Depreciation of property and equipment was $36 million, $35 million and $32 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Property and equipment are recorded at cost. Property and equipment and intangible assets with finite lives are depreciated on a straight-line basis over their estimated useful lives. These lives are based on our previous experience for similar assets, potential market obsolescence and other industry and business data. Property and equipment and finite-lived intangible assets are tested for recoverability if circumstances indicate a potential impairment. If the carrying amount is no longer recoverable based upon the undiscounted future cash flows of the asset, an impairment loss would be recognized equal to the difference between the carrying amount and the fair value of the asset. Changes in the estimated useful lives could cause us to adjust the carrying values or future expense accordingly.

We capitalize the costs directly related to the development of internal-use software for our platforms during the application development stage of the projects. Such costs primarily include payroll and payroll-related costs for engineers and product development employees directly associated with the development project. Our internal-use software is reported at cost less accumulated amortization within property and equipment, net on the consolidated statements of financial position. Amortization begins once the project is ready for its intended use. We amortize the asset on a straight-line basis over the estimated useful life, which is typically a three to seven-year period.

Goodwill and indefinite-lived intangible assets are not amortized and are subject to assessment for impairment on an annual basis, or more frequently if circumstances indicate a potential impairment. We perform our annual assessment for impairment on October 1 of every year. Goodwill and indefinite-lived intangible assets are tested for impairment at the reporting unit level. The Company can elect to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If the reporting unit does not pass the qualitative assessment, or if the Company does not elect to perform the initial qualitative assessment, then the reporting unit's carrying amount is compared to its fair value. The fair values of the reporting units are estimated using market and discounted cash flow approaches. The discounted cash flow approach uses expected future operating results. The market approach uses comparable company information to determine revenue and earnings multiples to value our reporting units. Failure to achieve these expected results or market multiples may cause a future impairment of goodwill at the reporting unit. Goodwill and indefinite-lived intangible assets are considered impaired if the carrying amount of the reporting unit exceeds its fair value. See Note 4 to the accompanying consolidated financial statements for information related to our goodwill and intangible assets.

As part of business combination accounting, a value of business acquired ("VOBA") intangible asset is established upon the acquisition of blocks of contracts. This intangible represents the present value of estimated net cash flows for the in-force contracts as of the acquisition date. VOBA is amortized as a component of depreciation and amortization expense in the accompanying consolidated statements of operations and comprehensive income in relation to the profit emergence of the underlying acquired contracts. The valuation of VOBA is based on many factors including investment yields, expenses and discount rate.

Real Estate Held for Sale

We classify long-lived assets to be sold as held for sale in the period in which all required criteria are met. We initially measure a long-lived asset that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in the period in which the held-for-sale criteria are met. Conversely, gains are not recognized on the sale of a long-lived asset until the date of sale. Upon determining a long-lived asset meets the criteria to be classified as held for sale, we cease depreciation and report such long-lived assets, if material, as Assets held for sale on the accompanying condensed consolidated statements of financial position.

On September 4, 2025, we listed 2-10 HBW's corporate office in Aurora, Colorado for sale. We determined that the related assets met the criteria to be classified as held for sale during the third quarter of 2025.

Advertising

We expense advertising costs as incurred. Advertising expense for the years ended December 31, 2025, 2024 and 2023 was $162 million, $170 million and $156 million, respectively.

Leases

We determine if an arrangement is a lease at inception. We recognize a right-of-use ("ROU") asset and lease liability for all leases with terms of 12 months or more. ROU assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. We use the implicit rate when readily determinable. Our incremental borrowing rate is determined based on our secured borrowing rating and the lease term. Our operating lease ROU assets are recorded net of lease incentives. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term. We have lease agreements with lease and non-lease components, which are accounted for separately for our real estate leases. See Note 5 to the accompanying consolidated financial statements for information related to our leases.

Restricted Net Assets

There are regulatory restrictions on the ability of certain of our subsidiaries to transfer funds to us. The payments of ordinary and extraordinary dividends by our subsidiaries are subject to significant regulatory restrictions under the laws and regulations of the states in which they operate. Among other things, such laws and regulations require certain subsidiaries to maintain minimum capital and net worth requirements and may limit the amount of ordinary and extraordinary dividends and other payments that these subsidiaries can make to us. As of December 31, 2025, the total net assets subject to these regulatory restrictions was $151 million.

Statutory Financial Information

A subsidiary of 2-10 Holdco, Inc., New Home Warranty Insurance Company, a risk retention group, (the "RRG") is required to prepare statutory financial statements in accordance with the laws and regulations in the state jurisdictions in which it operates. We apply the statutory accounting practices prescribed by the National Association of Insurance Commissioners ("NAIC") as the basis for accounting in the RRG standalone statutory financial statements. These statutory financial statements are prepared on a calendar year basis. For the year ended December 31, 2025, the RRG reported a statutory net loss of $0.9 million and statutory capital and surplus of $6.3 million. No dividends were declared or paid by the RRG during 2025. As part of its regulatory filings and pursuant to the Risk-Based Capital ("RBC") requirements of the NAIC, the RRG is required to maintain a minimum capitalization level, as determined based on formulas and other factors incorporating various business risks of the insurance subsidiary. As of December 31, 2025, the RRG's statutory surplus exceeded the RBC requirement.

Financial Instruments and Credit Risk

We hedge the interest payments on a portion of our variable rate debt through the use of an interest rate swap contract. We have classified our interest rate swap contract as a cash flow hedge and recorded the hedging instrument in the consolidated statements of financial position as either an asset or liability at fair value. The effect of derivative financial instrument transactions could have a material impact on our financial statements. We do not hold or issue derivative financial instruments for trading or speculative purposes.

Financial instruments, which potentially subject us to financial and credit risk, consist principally of receivables. The majority of our receivables have little concentration of credit risk due to the large number of customers with relatively small balances and their dispersion across geographical areas. We maintain an allowance for losses based upon the expected collectability of receivables. See Note 18 to the accompanying consolidated financial statements for information relating to the fair value of financial instruments.

Stock-Based Compensation Expense

Stock-based compensation expense for non-qualified stock options is estimated at the grant date based on an award's fair value as calculated by the Black-Scholes option-pricing model and is recognized as expense over the requisite service period. The Black-Scholes model requires various highly judgmental assumptions including expected volatility and option life. If any of the assumptions used in the Black-Scholes model change significantly, stock-based compensation expense for future grants may differ materially from that recorded in the current period related to options granted to date. In addition, we estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. We estimate the forfeiture rate based on historical experience. To the extent the actual forfeiture rate is different from the estimate, stock-based compensation expense is adjusted accordingly in the period the forfeiture occurs or the awards vest. See Note 10 to the accompanying consolidated financial statements for more details, including the calculation of stock-based compensation expense for stock options, performance options, RSUs, performance shares and RSAs.

Income Taxes

Frontdoor files a consolidated U.S. federal income tax return. State and local returns are filed both on a separate company basis and on a combined unitary basis with Frontdoor. Current and deferred income taxes are provided for on a separate company basis. We account for income taxes using an asset and liability approach for the expected future tax consequences of events that have been recognized in our financial statements or tax returns.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income during the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. Valuation allowances are established when management determines that it is more likely than not that some portion, or all, of the deferred tax asset will not be realized. The financial effect of changes in tax laws or rates is accounted for in the period of enactment.

We record a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in tax returns. We recognize potential interest and penalties related to unrecognized tax benefits as income tax expense.

Newly Issued Accounting Standards

In 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740),* which improves income tax disclosures. The adoption of this standard expands our annual income tax disclosures, including enhanced transparency in the effective tax rate reconciliation and disaggregation of income taxes paid. The adoption does not have a material impact on the consolidated financial statements. This guidance is applied prospectively in our Annual Report on Form 10-K for the year ended December 31, 2025. See Note 6 for the required disclosures.

In 2024, the FASB issued ASU 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40),* which requires disclosure, in the notes to the financial statements, of specified information about certain costs and expenses on an annual and interim basis. This guidance is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted, and the guidance can be applied either prospectively or retrospectively. We are currently evaluating the impact of this ASU on our consolidated financial statements.

In 2025, the FASB issued ASU 2025-06, *Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40)*, which modernizes the accounting guidance for the costs to develop software for internal use. This guidance is effective for annual periods beginning after December 15, 2027. Early adoption is permitted and the guidance can be applied on a prospective basis, a modified basis for in-process projects or on a retrospective basis. We are currently evaluating the impact of this ASU on our consolidated financial statements.

Note 3. Revenue

The majority of our revenue is generated from home warranty contracts entered into with our customers. Home warranty contracts are typically one year in duration. We derive substantially all of our revenue from customers in the United States.

We disaggregate revenue from contracts with customers into major customer acquisition channels. We determined that disaggregating revenue into these categories depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. Revenue by major customer acquisition channel for our home warranties and other revenue is as follows:

(In millions)		2025(2)		2024		2023
				Year Ended December 31,		
Renewals	$	1,587	$	1,437	$	1,367
Real estate[1]		141		125		141
Direct-to-consumer[1]		172		166		194
Non-warranty and other		193		116		77
Total	$	2,093	$	1,843	$	1,780

_____

(1) First-year revenue only.
(2) The year ended December 31, 2025, includes $188 million as a result of the 2-10 HBW Acquisition on December 19, 2024.

Our home warranty contracts have one primary performance obligation, which is to provide for the repair or replacement of essential home systems and appliances, as applicable per the contract. We recognize revenue at the agreed upon contractual amount over time using the input method in proportion to the costs expected to be incurred in performing services under the contracts. Those costs bear a direct relationship to the fulfillment of our obligations under the contracts and are representative of the relative fair value of the services provided to the customer. As the costs to fulfill the obligations of the home warranties are incurred on an other-than-straight-line basis, we utilize historical evidence to estimate the expected claims expense and related timing of such costs and make a corresponding adjustment each period to the timing of our related revenue recognition. This adjustment to the straight-line revenue creates a contract asset or contract liability, as described under the heading "Contract Assets and Liabilities" below. We regularly review our estimates of claims costs and adjust these estimates when appropriate.

Renewals

Revenue from customer renewals of home warranty contracts, which were previously initiated in the real estate or direct-to-consumer channel are classified as renewal revenue above. Renewals relate to consecutive contract periods and take place at the end of the first year of a real estate or direct-to-consumer home warranty contract and continue to be categorized in our renewal channel thereafter. Customer payments for renewals are primarily received in installments over the new contract period.

Real estate

Real estate home warranties are sold through annual contracts that occur in connection with a real estate sale. These plans are typically paid in full at closing on the real estate transaction. First-year revenue from the real estate channel is classified as real estate above. At the option of the customer, upon renewal of the contract, the future revenue derived from home warranties sold in this channel is classified as renewal revenue as described above.

Direct-to-consumer

Direct-to-consumer home warranties are sold through annual contracts that occur in response to our marketing efforts. Customer payments for direct-to-consumer sales are primarily received in installments over the contract period. First-year revenue from the direct-to-consumer channel is classified as direct-to-consumer above. At the option of the customer, upon renewal of the contract, the future revenue derived from home warranties sold in this channel is classified as renewal revenue as described above.

Non-warranty and other

Non-warranty and other revenue primarily includes revenue generated by non-warranty home services, including the New HVAC upgrade and Moen programs, home maintenance services and new home builder warranties.

Deferred Customer Acquisition Costs

We capitalize the incremental costs of obtaining a contract with a customer and recognize the related expense using the input method in proportion to the costs expected to be incurred in performing services under the contract, over the expected customer relationship period. Deferred customer acquisition costs were $14 million and $11 million as of December 31, 2025 and 2024, respectively. Amortization of deferred customer acquisition costs was $12 million, $12 million and $16 million for the years ended December 31, 2025, 2024 and 2023, respectively. There were no impairment losses related to these capitalized costs during the years ended December 31, 2025, 2024 and 2023.

Deferred Policy Acquisition Costs

We capitalize certain costs related to the issuance of insurance policies, net of ceding commission income from reinsurers, under the new home builder warranty program as deferred policy acquisition costs and amortize these costs over the term of the underlying pattern of insurance risk. Ceding commission amounts, which represent a recovery of policy acquisition costs, are treated as a reduction of deferred policy acquisition costs. We anticipate that all deferred policy acquisition costs will be recoverable. Deferred policy acquisition costs were $5 million and less than $1 million as of December 31, 2025 and 2024, respectively. Amortization of deferred policy acquisition costs were less than $1 million for the year ended December 31, 2025. There was no amortization of deferred policy acquisition costs for the year ended December 31, 2024. Deferred policy acquisition costs are recorded in Other assets on the accompanying condensed consolidated statement of financial position.

Receivables, Less Allowance

We record a receivable due from customers once we have an unconditional right to invoice and receive payment in the future related to the services provided and anticipate the collection of amounts due to us. Contracts for home warranties may be invoiced upfront or monthly in straight-line installment payments over the contract period. The payment terms are determined prior to the execution of the contract.

Contract Assets and Liabilities

Contract assets arise when we recognize revenue for our home warranty contracts prior to a customer being invoiced. These timing differences are created when the recognition of revenue in proportion to the costs expected to be incurred in performing the services under the contract are accelerated as compared to the recognition of revenue on a straight-line basis over the contract period. There were no contract assets as of December 31, 2025 and 2024.

Our contract liabilities consist of deferred revenue which is recognized when cash payments are received in advance of the performance of services, including when the amounts are refundable. Amounts are recognized as revenue in proportion to the costs expected to be incurred in performing services under our contracts.

A summary of the changes in deferred revenue, including the long-term portion, for the year ended December 31, 2025 is as follows:

(In millions)		
Balance as of December 31, 2024	$	135
Deferral of revenue		274
Recognition of deferred revenue		(283)
Balance as of December 31, 2025	$	126

There was approximately $109 million of revenue recognized during the year ended December 31, 2025 that was included in the deferred revenue balance as of December 31, 2024.

Unearned Insurance Premium

New home builder warranty revenue is recognized over the life of the contract in proportion to the costs expected to be incurred in performing services under the contract. Amounts not earned and recognized to date are recognized as unearned insurance premium on the consolidated statement of financial position.

Deferred Reinsurance

In the normal course of business, we seek to reduce our loss exposure in the new home builder warranty program by reinsuring certain levels of risk with reinsurers. Premiums ceded are expensed over the term of underlying insurance policies, and the unexpired portion of reinsurance is deferred and recognized as deferred reinsurance on the consolidated statement of financial position.

Note 4. Goodwill and Intangible Assets

Goodwill and indefinite-lived intangible assets are not amortized and are subject to assessment for impairment on an annual basis, or more frequently if circumstances indicate a potential impairment. We perform our annual assessment for impairment on October 1 of every year.

The balance of goodwill was $959 million and $967 million as of December 31, 2025 and 2024, respectively. During the year ended December 31, 2024, we acquired $457 million of goodwill in connection with the 2-10 HBW Acquisition. See Note 7 for additional information on the 2-10 HBW Acquisition. There were no goodwill impairment charges recorded in the years ended December 31, 2025 and 2024.

The following table provides a summary of the components of our intangible assets:

| | As of December 31, | | | | | |
| | 2025 | | | 2024 | | |
(In millions)	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Trade names[1]	$ 141	$ —	$ 141	$ 141	$ —	$ 141
Value of business acquired	148	(30)	118	148	(1)	147
Homeowner relationships	231	(183)	48	214	(173)	41
Builder relationships	38	(13)	25	73	—	72
Broker relationships	52	(18)	34	28	(16)	13
Developed technology	35	(17)	18	35	(19)	16
Other	32	(17)	14	35	(17)	19
Total	$ 676	$ (278)	$ 398	$ 673	$ (225)	$ 448

(1) Not subject to amortization.

During the year ended December 31, 2024, in connection with the 2-10 HBW Acquisition, we acquired the following intangible assets:

(In millions)		Weighted Average Useful Lives (Years)
Value of business acquired	$ 148	13
Homeowner relationships	58	6
Builder relationships	38	13
Broker relationships	37	15
Developed technology	16	3
Other	15	9
Total	$ 312	

Amortization expense was $53 million, $4 million and $4 million for the years ended December 31, 2025, 2024 and 2023, respectively. There were no intangible asset impairment charges recorded in the years ended December 31, 2025, 2024 and 2023.

The following table outlines expected amortization expense for existing intangible assets for the next five years:

(In millions)	
2026	$ 49
2027	41
2028	35
2029	30
2030	27
Thereafter	75
Total	$ 257

Note 5. Leases

We have operating leases for our corporate headquarters located in Memphis, Tennessee, a collaboration center located in Scottsdale, Arizona and a technology collaboration center in Pune, India. We also continue to lease certain office space in other geographies, which we have, as indicated below, either exited or subleased. Our leases have remaining lease terms ranging from one year to 9 years, some of which include options to extend the leases for up to five years.

The weighted-average remaining lease term and weighted-average discount rate related to our operating leases are as follows:

	As of December 31,	
	2025	2024
Weighted-average remaining lease term (years)	8	9
Weighted-average discount rate	6.6 %	6.5 %

We recognized operating lease expense of $1 million, $1 million and $3 million for the years ended December 31, 2025, 2024 and 2023, respectively. These expenses are included in selling and administrative expenses in the accompanying consolidated statements of operations and comprehensive income.

Supplemental statement of financial position information related to our operating lease liabilities is as follows:

	As of December 31,			
(In millions)		2025		2024
Other accrued liabilities	$	3	$	2
Operating lease liabilities		18		20
Total operating lease liabilities	$	20	$	22

Supplemental cash flow information related to our operating leases is as follows:

	Year Ended December 31,					
(In millions)		2025		2024		2023
Cash paid on operating lease liabilities[1]	$	3	$	4	$	4
Right-of-use assets obtained in exchange for lease obligations		—		7		—

(1) Amount is presented net of cash provided from sublease income.

In conjunction with the operating leases of our corporate headquarters located in Memphis, Tennessee, and our collaboration center located in Scottsdale, Arizona, we recognized $1 million in tenant improvement allowances during the year ended December 31, 2025, which is a non-cash investing activity.

The following table presents the maturities of our operating lease liabilities as of December 31, 2025:

(In millions)		
2026[1]	$	3
2027[1]		3
2028		3
2029		3
2030		3
Thereafter		10
Total future lease payments[1]		24
Less imputed interest		(6)
Total operating lease liabilities[1]	$	18

(1) Amount is presented net of future sublease income totaling $2 million, which relates to the years ending December 31, 2026 and June 30, 2027.

Closure of Leased Facilities

In August 2023, we entered into a new lease in Scottsdale, Arizona and subsequently decided to exit our leased facility in Phoenix, Arizona. Additionally, in November 2023, we decided to exit our leased facilities in Seattle, Washington, Portland, Oregon and Denver, Colorado. As a result of exiting these leased facilities during 2023, we incurred non-cash impairment charges of $5 million for the year ended December 31, 2023 relating to the corresponding operating lease right-of-use assets.

Note 6. Income Taxes

For the years ended December 31, 2025, 2024 and 2023, we had $2 million, $3 million and $5 million of unrecognized tax benefits, respectively, all of which would impact the effective tax rate if recognized.

The table below summarizes the changes in gross unrecognized tax benefits:

(In millions)	
Balance as of December 31, 2023	$ 5
Decreases in tax positions for current year	(2)
Balance as of December 31, 2024	3
Decreases in tax positions for current year	(1)
Balance as of December 31, 2025	$ 2

Interest and penalties accrued on the liability for unrecognized tax benefits and recognized as income tax expense are less than $1 million as of December 31, 2025.

We are subject to taxation in the United States, various states and foreign jurisdictions. Due to expired statutes, the majority of our U.S. federal, state and local income tax returns for the years prior to 2022 are no longer subject to examination by tax authorities. Substantially all of our income before income taxes for the years ended December 31, 2025, 2024 and 2023 was generated in the United States.

The reconciliation of income tax computed at the U.S. federal statutory tax rate to our effective income tax rate for the year ended December 31, 2025 is as follows:

	Year Ended December 31, 2025		
U.S. federal statutory tax	$ 71	21.0	%
State and local income tax, net of federal income tax effects[1]	11	3.3	
Tax credits	(1)	(0.2)	
Nontaxable or nondeductible items	2	0.6	
Changes in valuation allowances	1	0.2	
Total tax provision and effective tax rate	$ 84	24.7	%

(1) State taxes in Virginia, Texas, Florida, Illinois, Arizona, Georgia and Maryland make up the majority of the effect of the state and local tax category.

As previously disclosed for the years ended December 31, 2024 and 2023, prior to the adoption of ASU 2023-09, the reconciliation of income tax computed at the U.S. federal statutory tax rate to our effective income tax rate is as follows:

	Year Ended December 31,	
	2024	2023
Tax at U.S. federal statutory rate	21.0 %	21.0 %
State and local income taxes, net of U.S. federal benefit	2.6	2.4
Other permanent items	0.8	0.9
Stock-based compensation	0.3	1.2
Goodwill impairment	—	—
Tax credits	(0.7)	(0.7)
Uncertain tax positions	—	0.2
Effective rate	24.1 %	25.0 %

Income tax expense is as follows:

(In millions)	Year Ended December 31,					
	2025		2024		2023	
Current:						
U.S. federal	$	63	$	63	$	60
State and local		11		10		10
Total current income taxes		74		74		70
Deferred:						
U.S. federal		7		—		(11)
State and local		2		—		(3)
Total deferred income taxes		9		—		(13)
Provision for income taxes	$	84	$	74	$	57

Significant components of our deferred tax balances are as follows:

(In millions)	As of December 31,			
	2025		2024	
Long-term deferred tax assets (liabilities):				
Intangible assets	$	(106)	$	(115)
Unearned revenue		40		38
Property and equipment		(5)		9
Deferred customer acquisition costs		(5)		(3)
Other assets		(4)		(5)
Accrued salaries and wages		9		7
Accrued liabilities		1		2
Other long-term liabilities		6		6
Operating lease liabilities		5		6
Deferred interest expense		5		5
Tax credits and loss carryforwards		3		3
Valuation allowance		(3)		(2)
Net long-term deferred tax liabilities	$	(53)	$	(49)

On July 4, 2025, the One Big Beautiful Bill Act (the "Bill") was enacted into U.S. law. Certain provisions are applicable to the Company beginning in 2025, while other provisions will be implemented in future periods. As a result of the Bill, we recognized an increase in our net deferred tax liability and a decrease to our income tax payable resulting from the restoration of full expensing of U.S. research and experimentation expenditures and reinstating the 100% bonus depreciation for eligible assets. We do not expect any current or ongoing material impact to our effective tax rate as a result of the Bill.

Note 7. Acquisition

On December 19, 2024, we completed the acquisition of all of the issued and outstanding common stock of 2-10 HBW pursuant to a purchase agreement dated June 3, 2024 for aggregate cash consideration of $585 million, subject to certain customary adjustments including the amount of cash acquired, debt, seller transaction expenses, working capital and regulatory capital in the business of 2-10 HBW. Following the settlement of all contractual adjustments, the aggregate cash consideration paid was $580 million. 2-10 HBW is a provider of home warranties. 2-10 HBW is also a leading provider of new home builder warranties that offers flexible builder-backed and insurance-backed warranty options covering workmanship, home distribution systems, and structural components. Additional add-on programs provide service request management for warranties and claims administration for structural warranties. As a part of the 2-10 HBW Acquisition, we entered into an amendment to our Credit Agreement, which became effective on December 19, 2024. See Note 12 for additional information on the debt refinancing transactions.

Total consideration as of December 31, 2025, is as follows:

(In millions)		
Cash consideration paid	$	432
Payment of 2-10 HBW indebtedness		157
Payment of 2-10 HBW transaction costs		15
Total purchase price consideration		604
Less: Acquired 2-10 HBW cash		(24)
Total purchase price consideration, net of cash acquired	$	580

A summary of the consideration paid and the amounts of identified assets acquired and liabilities assumed at the acquisition date, as determined based on management's assessment of the acquisition date fair value, is as follows:

(In millions)		
Cash and cash equivalents	$	24
Marketable securities		15
Receivables		4
Prepaid expenses and other current assets		9
Property and equipment, net		5
Goodwill		457
Intangible assets		312
Long-term marketable securities		39
Deferred reinsurance		64
Other assets		9
Accounts payable		(1)
Accrued liabilities:		
Payroll and related expenses		(8)
Home warranty claims		(7)
Other		(6)
Deferred revenue		(29)
Deferred tax liabilities, net		(25)
Unearned insurance premium		(232)
Long-term deferred revenue		(12)
Other long-term liabilities		(13)
Total consideration paid	$	604

As of December 31, 2025, the purchase price allocation for this acquisition has been finalized. During the year ended December 31, 2025, we made measurement period adjustments to reflect facts and circumstances in existence as of the acquisition date. These adjustments included updates to purchase accounting valuations and a $3 million reduction in the 2-10 HBW Acquisition purchase price as a result of the working capital true up provisions in the purchase agreement. The impact of these adjustments was a $1 million increase in prepaid expenses and other current assets, a $1 million decrease in property and equipment, net, a $7 million decrease in goodwill, an $3 million increase in intangible assets, a $2 million decrease in deferred reinsurance and a $2 million decrease in unearned insurance premium.

We recognized $6 million of revenue and $2 million of net loss during the year ended December 31, 2024 related to the operations of 2-10 HBW for the period from December 19, 2024 through December 31, 2024.

In conjunction with the 2-10 HBW Acquisition, we recognized acquisition and integration costs of $8 million and $17 million during the years ended December 31, 2025 and 2024, respectively. These charges represent direct third-party costs, including legal, accounting and financial advisory fees and are included in selling and administrative expenses in the accompanying consolidated statements of operations and comprehensive income.

A summary of unaudited pro forma financial information related to our consolidated operating results as if the 2-10 HBW Acquisition occurred as of January 1, 2023 is as follows:

(In millions)	Year Ended December 31,			
	2024		**2023**	
Revenue	$	2,028	$	1,967
Net Income	$	194	$	131

The unaudited pro forma financial information reflects pro forma adjustments to give effect to certain events management believes to be directly attributable to the acquisition. These pro forma adjustments include amortization and depreciation on acquired property and equipment and intangible assets. Additionally, the debt refinancing transactions that occurred contemporaneously with the closing of the 2-10 HBW acquisition are assumed to have occurred on January 1, 2023, and historical interest expense associated with repaid borrowings associated with the Prior Credit Facilities have been removed.

Note 8. Restructuring Charges

We incurred restructuring charges of $4 million ($3 million, net of tax), $8 million ($6 million, net of tax) and $16 million ($12 million, net of tax) for the years ended December 31, 2025, 2024 and 2023, respectively.

In 2025, restructuring charges included $3 million of severance costs, which related to our continued review and optimization of selling, general and administrative expenses.

In 2024, restructuring charges included $7 million of severance costs and $1 million of expenses related to the exit of certain operating leases. The severance costs related to our continued review and optimization of selling, general and administrative expenses.

In 2023, restructuring charges included $10 million in non-cash impairment charges related to the operating lease right-of-use assets and related property and equipment of certain of our leased and company-owned facilities as discussed further in Note 5 to the accompanying consolidated financial statements, $2 million of professional fees and $3 million of severance costs. The impairment charges were the result of our decision to exit the leased and company-owned properties. The severance costs related to our continued review and optimization of selling, general and administrative expenses.

The pre-tax charges discussed above are included in restructuring charges in the accompanying consolidated statements of operations and comprehensive income.

As of December 31, 2025 and 2024, there were $2 million and $4 million, respectively, of accrued restructuring charges on the accompanying consolidated balance sheets. During the year ended December 31, 2025, $4 million of the prior year accrued restructuring charges were paid or otherwise settled.

Note 9. Commitments and Contingencies

Accruals for home warranty claims are made using internal actuarial projections, which are based on current claims and historical claims experience. Accruals are established based on estimates of the ultimate cost to settle claims. Home warranty claims take approximately three months to settle, on average, and substantially all claims are settled within six months of incurrence. The amount of time required to settle a claim can vary based on a number of factors, including whether a replacement is ultimately required. In addition to our estimates, we engage a third-party actuary to perform an accrual analysis utilizing generally accepted actuarial methods that incorporate cumulative historical claims experience and information provided by us. We regularly review our estimates of claims costs along with the third-party analysis and adjust our estimates when appropriate. We believe that utilizing actuarial methods in our estimation process to account for these liabilities provides a consistent and effective way to measure these judgmental accruals.

Unpaid losses and loss adjustment reserves represent the estimated ultimate cost of settling new home builder warranty claims and includes the estimated costs of claims incurred but not reported as of the balance sheet date. The reserve is based upon the facts of each case and our experience with similar cases. The establishment of appropriate reserves is an inherently uncertain and complex process. Reserve estimates are primarily derived using an actuarial estimation process in which historical loss patterns are applied to actual paid losses and reported losses (paid losses plus individual case reserves established by claim adjusters) to create an estimate of how losses are likely to develop over time. We regularly review our estimates of unpaid losses and adjust our estimates when appropriate. We report our unpaid losses and loss adjustment reserves gross of the amounts related to unpaid losses recoverable from reinsurers and net of amounts ceded to reinsurers.

We have certain liabilities with respect to existing or potential claims, lawsuits and other proceedings. We accrue for these liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Any resulting adjustments, which could be material, are recorded in the period the adjustments are identified.

Due to the nature of our business activities, we are also at times subject to pending and threatened legal and regulatory actions that arise out of the ordinary course of business. In the opinion of management, based in part upon advice of legal counsel, the disposition of any such matters is not expected, individually or in the aggregate, to have a material adverse effect on our business, financial position, results of operations or cash flows. However, the results of legal actions cannot be predicted with certainty. Therefore, it is possible that our business, financial position, results of operations or cash flows could be materially adversely affected in any particular period by the unfavorable resolution of one or more legal actions.

In the normal course of business, we periodically enter into guarantee agreements with our subsidiaries under which we agree to pay all liabilities and claims arising from home warranty service contracts sold by the service contract entity in the applicable states if that entity is unable to or does not perform its obligations. We are not required to recognize liabilities for guarantees issued on behalf of our subsidiaries unless it becomes probable that we will have to perform under the guarantees. We currently believe it is unlikely that we would be required to perform or otherwise incur any losses associated with guarantees of our subsidiaries' obligations. As of December 31, 2025, we had no liability with respect to these guarantees.

We have contractual obligations to purchase goods or services, which specify significant terms, including fixed or minimum quantities to be purchased and fixed minimum, or variable price provisions. The purchase commitments covered by these arrangements aggregate to approximately $29 million for the periods of less than one year.

Note 10. Stock-Based Compensation

The Omnibus Plan permits the grant to certain employees, consultants and non-employee directors of Frontdoor different forms of awards, including non-qualified stock options, performance options, RSUs, performance shares, RSAs and deferred share equivalents. Upon adoption, 14,500,000 shares were reserved for grants under the Omnibus Plan. Our compensation committee determines the long-term incentive mix of awards to our employees and may authorize new grants annually. As of December 31, 2025, 7,601,784 shares remain available for future grants.

Stock Options

Stock options are exercisable based on the terms outlined in the applicable award agreement and have generally vested over a period of three years. The grant date fair value of stock options is determined using the Black-Scholes option pricing model with the assumptions noted in the following table. A historical daily measurement of volatility is determined based on our and our peer companies' average volatility. The risk-free interest rate is determined by reference to the outstanding U.S. Treasury note with a term equal to the expected life of the option granted. The expected life represents the period of time that options are expected to be outstanding and was calculated using the simplified approach.

Assumption	Year Ended December 31,		
	2025	2024	2023
Expected volatility	37.7 %	40.5 %	54.9 %
Expected dividend yield	0.0 %	0.0 %	0.0 %
Expected life (in years)	6.1	6.1	6.1
Risk-free interest rate	4.05 %	4.21 %	3.71 %

During the years ended December 31, 2025, 2024 and 2023, we granted options to purchase 684,378 shares, 576,260 shares and 661,231 shares of our common stock, respectively, at weighted-average exercise prices of $38.03 per share, $31.94 per share and $26.67 per share, respectively. The weighted-average grant-date fair values of the options granted during the years ended December 31, 2025, 2024 and 2023 were $16.70 per share, $14.81 per share and $12.49 per share, respectively. During the year ended December 31, 2025, we applied a forfeiture assumption of 15 percent per annum in the recognition of the expense related to these options, with the exception of the options held by our CEO for which we applied a forfeiture rate of zero percent. The total intrinsic value of options exercised was $10 million, $6 million and $1 million for the years ended December 31, 2025, 2024 and 2023, respectively.

A summary of option activity under the Omnibus Plan during the year ended December 31, 2025 is presented below:

	Stock Options		Weighted-average Exercise Price		Aggregate Intrinsic Value (in millions)	Weighted-average Remaining Contractual Term (in years)
Outstanding as of December 31, 2024	1,330,031	$	31.94	$	30	7.65
Granted to employees	684,378		38.03			
Exercised	(432,358)		32.63			
Forfeited	(104,624)		34.53			
Expired	(4,516)		34.22			
Outstanding as of December 31, 2025	1,472,911	$	34.38	$	34	8.03
Exercisable as of December 31, 2025	466,632		33.03		12	6.55

Performance Options

Performance options are exercisable based on the terms outlined in the applicable award agreement. The grant date fair value of performance options is determined using a Monte Carlo simulation model. In addition to service conditions, the ultimate number of performance options to be earned depends on the achievement of a market condition prior to the fourth anniversary of the grant date, which is based on a share price target. Performance options granted during the year ended December 31, 2023 have a weighted-average service period of approximately 0.8 years from the initial grant date.

During the year ended December 31, 2023 we granted options to purchase 652,004 shares of our common stock with a weighted-average exercise price of $26.42 per share. We did not issue any performance options under the Omnibus Plan during the years ended December 31, 2025 and 2024. The weighted-average grant date fair values of the performance options granted during the year ended December 31, 2023 were $10.40 per share. During the year ended December 31, 2025, we applied a forfeiture assumption of 15 percent per annum in the recognition of the expense related to these performance options, with the exception of the options held by our CEO for which we applied a forfeiture rate of zero percent. The total intrinsic value of options exercised was $4 million and $3 million for the year ended December 31, 2025 and 2024, respectively. No performance options were exercised during the years ended December 31, 2023.

A summary of performance options activity under the Omnibus Plan during the year ended December 31, 2025 is presented below:

	Performance Options		Weighted-average Grant Date Fair Value
Outstanding as of December 31, 2024	645,194	$	10.69
Granted to employees	—		—
Exercised	(142,558)		10.60
Forfeited	—		—
Outstanding as of December 31, 2025	502,636	$	10.71

RSUs

RSUs vest based on the terms outlined in the applicable award agreement, which is generally over a period of three years. The grant date fair value of RSUs is determined using the closing market price of our common stock on the trading day that immediately precedes the grant date.

During the years ended December 31, 2025, 2024 and 2023, we granted 805,110 RSUs, 812,939 RSUs and 920,369 RSUs, respectively, with weighted-average grant date fair values of $38.82 per unit, $32.16 per unit and $26.60 per unit, respectively. During the year ended December 31, 2025, we applied a forfeiture assumption of 15 percent per annum in the recognition of the expense related to these RSUs, with the exception of the awards held by our CEO for which we applied a forfeiture rate of zero percent. The total fair value of RSUs vested during the years ended December 31, 2025, 2024 and 2023 was $18 million, $16 million and $13 million, respectively.

A summary of RSU activity under the Omnibus Plan during the year ended December 31, 2025 is presented below:

	RSUs	Weighted-average Grant Date Fair Value	
Outstanding as of December 31, 2024	1,311,392	$	29.68
Granted to employees	805,110		38.82
Vested	(623,139)		29.04
Forfeited	(150,749)		34.07
Outstanding as of December 31, 2025	1,342,614	$	34.96

Performance Shares

Performance shares vest based on the terms outlined in the applicable award agreement, which is generally after a period of three years. The grant date fair value of performance shares is determined using the closing market price of our common stock on the trading day that immediately precedes the grant date. In addition to service conditions, the ultimate number of performance shares to be earned depends on the achievement of a performance condition, which is based on a revenue target and company-specific operating results. The total number of performance shares that vest will range from 0% to 200% of each target as determined by measuring accumulated aggregate performance at the end of the performance period.

During the years ended December 31, 2025 and 2024, we granted 211,889 and 217,527 performance shares, respectively, with a weighted-average grant date fair value of $40.35 and $31.95 per share, respectively. We did not issue any performance shares under the Omnibus Plan during the year ended December 31, 2023. During the year ended December 31, 2025, we applied a forfeiture assumption of 15 percent per annum in the recognition of the expense related to these performance shares, with the exception of the awards held by our CEO for which we applied a forfeiture rate of zero percent. The total fair value of performance shares vested during the year ended December 31, 2025 and December 31, 2024 was $1 million. No performance shares vested during the years ended December 31, 2023.

A summary of performance share activity under the Omnibus Plan during the year ended December 31, 2025 is presented below:

	Performance Shares	Weighted-average Grant Date Fair Value	
Outstanding as of December 31, 2024	273,207	$	30.49
Granted to employees	211,889		40.35
Vested	(81,769)		28.82
Forfeited	(29,440)		35.50
Outstanding as of December 31, 2025	373,887	$	36.43

ESPP

On March 21, 2019, our board of directors approved and recommended for approval by our stockholders the ESPP, which was approved by our stockholders on April 29, 2019 and became effective for offering periods commencing July 1, 2019. The ESPP is intended to qualify for favorable tax treatment under Section 423 of the Code. Under the plan, eligible employees may purchase common stock, subject to IRS limits, during pre-specified offering periods at a discount established by Frontdoor not to exceed 15 percent of the then current fair market value. A maximum of 1,250,000 shares of our common stock are authorized for sale under the plan. During the years ended December 31, 2025, 2024 and 2023, we issued 20,255 shares, 26,425 shares and 31,288 shares, respectively, under the ESPP. There were 1,027,802 shares available for issuance under the ESPP as of December 31, 2025.

Stock-based compensation expense

We recognized stock-based compensation expense of $34 million ($25 million, net of tax), $26 million ($20 million, net of tax) and $26 million ($22 million, net of tax) for the years ended December 31, 2025, 2024 and 2023, respectively. These charges are included in selling and administrative expenses in the accompanying consolidated statements of operations and comprehensive income.

Stock-based compensation expense for stock options, RSUs and RSAs is recognized over the vesting period of the award using a straight-line vesting method, net of estimated forfeitures. In addition, for performance shares with a performance condition, we evaluate the probability of achieving the performance condition at the end of each reporting period and record the related stock-based compensation expense over the service period. For performance shares and performance options with a market condition, the related stock-based compensation expense is recognized regardless of whether the market condition is satisfied, provided that the requisite service has been provided.

As of December 31, 2025, there was $47 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested stock options, performance options, RSUs, performance shares and RSAs. These costs are expected to be recognized over a weighted-average period of 1.86 years.

Note 11. Employee Benefit Plans

We currently maintain a defined contribution plan for the benefit of our employees, the Frontdoor, Inc. 401(k) Plan. Discretionary contributions made on behalf of our employees were $5 million, $5 million and $4 million for the years ended December 31, 2025, 2024 and 2023, respectively. These charges are included in selling and administrative expenses in the accompanying consolidated statements of operations and comprehensive income.

Note 12. Long-Term Debt

Long-term debt is summarized in the following table:

	As of December 31,	
(In millions)	2025	2024
Term Loan A maturing in 2029[1]	$ 392	$ 412
Term Loan B maturing in 2031[2]	781	788
Revolving Credit Facility maturing in 2029	—	—
Total debt	1,173	1,199
Less current portion	(29)	(29)
Total long-term debt	$ 1,144	$ 1,170

(1) Term Loan A maturing in 2026 is presented net of unamortized debt issuance costs of $5 million and $6 million as of December 31, 2025 and 2024, respectively.

(2) Term Loan B maturing in 2028 is presented net of unamortized debt issuance costs of $9 million and $10 million as of December 31, 2025 and 2024, respectively, and unamortized discount of $2 million as of December 31, 2025 and 2024.

Credit Facilities

On December 19, 2024, we entered into the second amendment to the Credit Agreement, which provides for a $418 million Term Loan A maturing December 19, 2029, an $800 million Term Loan B maturing December 19, 2031 and a $250 million Revolving Credit Facility terminating December 19, 2029. The net proceeds from the transaction were used to repay the Prior Term Loan Facilities, including accrued and unpaid interest, to fund the 2-10 HBW Acquisition, which also closed on December 19, 2024, and to pay related fees and expenses of all these transactions with the remainder designated to fund share repurchases or for other general corporate purposes.

In connection with the second amendment to the Credit Agreement, we repaid all of the then current outstanding principal amounts of the Prior Term Loan Facilities, consisting of $218 million related to the Prior Term Loan A and $368 million related to the Prior Term Loan B, and recorded a loss on extinguishment of debt of $3 million, which included the write-off of unamortized debt issuance costs and original issue discount. Additionally, on December 19, 2024, we amended and restated our $250 million Revolving Credit Facility.

We are required to make quarterly installment payments on Term Loan A equal to five percent per annum of the original principal amount commencing on the last day of each quarter beginning on March 31, 2025. The interest rates applicable to Term Loan A and the Revolving Credit Facility are based on a fluctuating rate of interest based on the Consolidated First Lien Leverage Ratio (as defined in the Amended Credit Agreement) and measured by reference to either, at our option, (i) an adjusted SOFR plus a margin range of 1.50 percent to 2.00 percent per annum or (ii) an alternate base rate plus a margin range of 0.50 percent to 1.00 percent per annum.

We are required to make quarterly installment payments on Term Loan B equal to one percent per annum of the original principal amount commencing on the last day of each quarter beginning on March 31, 2025. The interest rates applicable to Term Loan B are based on a fluctuating rate of interest measured by reference to either, at our option, (i) an adjusted SOFR plus a margin of 2.25 percent per annum or (ii) an alternate base rate plus a margin of 1.25 percent per annum.

The obligations under the Credit Agreement are guaranteed by certain subsidiaries (collectively, the "Guarantors") and are secured by substantially all of the material tangible and intangible assets of Frontdoor and the Guarantors, subject to certain customary exceptions.

The terms of the Revolving Credit Facility entered into on December 19, 2024 are substantially the same as the terms of the Prior Revolving Credit Facility, except for the extended maturity. The Revolving Credit Facility provides for senior secured revolving loans and stand-by and other letters of credit. As of December 31, 2025, we had $2 million of letters of credit outstanding under the Revolving Credit Facility. The letters of credit are posted in lieu of cash to satisfy regulatory requirements in certain states in which we operate. The Credit Agreement contains covenants that limit or restrict our ability, including the ability of certain of our subsidiaries, to incur additional indebtedness, repurchase debt, incur liens, sell assets, make certain payments (including dividends) and enter into transactions with affiliates; therefore, from time to time, our ability to draw on the Revolving Credit Facility may be limited. As of December 31, 2025, the available borrowing capacity under the Revolving Credit Facility was $248 million.

As of December 31, 2025, we were in compliance with the covenants under the Credit Agreement.

Interest Rate Swaps

On October 24, 2018, we entered into an interest rate swap contract effective October 31, 2018 that expired on August 16, 2025. The notional amount of the agreement is $350 million. Under the terms of the agreement, we paid a fixed rate of interest of 3.028 percent on the notional amount, and received a floating rate of interest (based on SOFR, subject to a floor of zero percent) on the notional amount. As a result, through August 16, 2025, $350 million of the Term Loan Facilities was fixed at a rate of 3.028 percent, plus the incremental borrowing margin of 2.25 percent.

In connection with the Amended Credit Facility, we entered into an additional interest rate swap contract effective December 19, 2024 that expires on December 31, 2029. The initial notional amount of the agreement is $299 million with additional step up and step down provisions embedded in the contract. The notional amount stepped up in August 2025 by $350 million upon the expiration of the company's other interest rate swap contract. The total notional amount as of December 31, 2025 is approximately $632 million. The notional amount steps down over the term of the agreement on a basis that correlates with the scheduled principal payments on the Amended Term Loan Facilities. Under the terms of the agreement, we will pay a fixed rate of interest of 4.140 percent on the notional amount, and we will receive a floating rate of interest (based on SOFR, subject to a floor of zero percent) on the notional amount.

Scheduled Debt Payments

The following table presents future scheduled debt payments as of December 31, 2025:

(In millions)		
2026	$	29
2027		29
2028		29
2029		342
2030		8
Thereafter		752
Total future scheduled debt payments		1,189
Less unamortized debt issuance costs		(14)
Less unamortized discount		(2)
Total debt	$	1,173

Note 13. Segments

We operate as one operating and reportable segment. The majority of our revenue is generated from home warranty contracts entered into with our customers. The accounting policies applied to our one operating and reportable segment are described in Note 2.

Our chief operating decision maker ("CODM"), who is our Chief Executive Officer, regularly evaluates financial information, primarily revenue, net income and other measures, on a consolidated basis in deciding how to allocate resources and in assessing performance. Additionally, consolidated revenue is one key component of our incentive compensation program.

Information for our one operating and reportable segment is as follows:

(In millions)		Year Ended December 31,				
		2025		2024		2023
Revenue	$	2,093	$	1,843	$	1,780
Cost of services rendered		936		852		895
Sales and marketing costs		315		307		299
Customer service costs		117		104		106
General and administrative costs		236		201		176
Other segment items [1]		235		145		133
Net Income	$	255	$	235	$	171
Total Assets	$	2,142	$	2,107	$	1,089

(1) Other segment items include depreciation and amortization expense, restructuring charges, interest expense, interest and net investment income, loss on extinguishment of debt and provision for income taxes.

Note 14. Supplemental Cash Flow Information

Supplemental information relating to our accompanying consolidated statements of cash flows is as follows:

(In millions)		Year Ended December 31,				
		2025		2024		2023
Cash paid for (received from):						
Interest expense	$	75	$	39	$	38
Interest income		(22)		(19)		(16)
Cash paid for income taxes:						
U.S Federal	$	35	$	—	$	—
U.S State and local		13		—		—
Total cash paid for (received from) income taxes	$	49	$	—	$	—
Cash paid during the period for (received from) income taxes (prior to ASU 2023-09)	$	—	$	82	$	72

Individual jurisdictions equaling 5% or more of the total income taxes paid (received) for the year ended December 31, 2025 include U.S. Federal at $35 million. No state or foreign jurisdiction exceeded the threshold.

Note 15. Cash and Marketable Securities

Cash, money market funds and certificates of deposits with maturities of three months or less when purchased are included in Cash and cash equivalents in the accompanying consolidated and combined statements of financial position. As of December 31, 2024, short- and long-term marketable securities primarily consisted of certificates of deposit, corporate bonds, mortgage-backed securities and U.S. government obligations and are classified as available-for-sale securities. We disposed of our marketable securities during the year ended December 31, 2025.

The amortized cost, fair value and gross unrealized gains and losses of our marketable securities are as follows:

(In millions)	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Losses	Fair Value
As of December 31, 2024				
Certificates of deposit	$ 12	$ —	$ —	$ 12
Corporate bonds	14	—	—	14
Mortgage-backed securities	12	—	—	12
U.S. government and municipal obligations	14	—	—	14
Total assets	$ 53	$ —	$ —	$ 53

Gains and losses on sales of investments, as determined on a specific identification basis, are included in investment income in the period they are realized. We periodically review our portfolio of investments to determine whether there has been an other than temporary decline in the value of the investments from factors such as deterioration in the financial condition of the issuer or the market(s) in which the issuer competes. During the year ended December 31, 2025, there were $48 million in proceeds from sales of securities, $12 million in maturities and less than $1 million each in gross realized gains and gross realized losses resulting from sales of available-for-sale securities. During the year ended December 31, 2024, there were no proceeds, maturities, gross realized gains and gross realized losses resulting from sales of available-for-sale securities. There were no impairment charges due to other than temporary declines in the value of certain investments for the years ended December 31, 2025, 2024, and 2023.

Note 16. Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss), unrealized gains (losses) on derivative instruments and unrealized gains (losses) on marketable securities. We disclose comprehensive income (loss) in the accompanying consolidated statements of operations and comprehensive income and consolidated statements of changes in equity.

A summary of the changes in AOCI is as follows:

(In millions)	
Balance as of December 31, 2023	$ 6
Other comprehensive income (loss) before reclassifications:	
Pre-tax amount	—
Tax provision (benefit)	—
After-tax amount	—
Amounts reclassified from AOCI[1]	(6)
Net current period other comprehensive income (loss)	(6)
Balance as of December 31, 2024	$ —
Other comprehensive income (loss) before reclassifications:	
Pre-tax amount	(13)
Tax provision (benefit)	(4)
After-tax amount	(10)
Amounts reclassified from AOCI[1]	(2)
Net current period other comprehensive income (loss)	(12)
Balance as of December 31, 2025	$ (12)

(1) Amounts are net of income taxes. See the table below on reclassifications out of AOCI for additional information.

A summary of reclassifications out of AOCI is as follows:

(In millions)	Year Ended December 31,					
	2025		**2024**		**2023**	
Gain (loss) on interest rate swap contracts[1]	$	3	$	8	$	7
Impact of income taxes[2]		(1)		(2)		(2)
Total reclassifications during the period	$	2	$	6	$	5

(1) Included in interest expense in the accompanying consolidated statements of operations and comprehensive income.

(2) Included in provision for income taxes in the accompanying consolidated statements of operations and comprehensive income.

Note 17. Derivative Financial Instruments

We currently use a derivative financial instrument to manage risks associated with changes in interest rates by hedging the interest payments on a portion of our variable rate debt through the use of interest rate swap contracts. We do not hold or issue derivative financial instruments for trading or speculative purposes. In designating derivative financial instruments as hedging instruments under accounting standards for derivative instruments, we formally document the relationship between the hedging instrument and the hedged item, as well as the risk management objective and strategy for the use of the hedging instrument. This documentation includes linking the derivatives to forecasted transactions. We assess at the time a derivative contract is entered into, and at least quarterly thereafter, whether the derivative item is effective in offsetting the projected cash flows of the associated forecasted transaction.

Our interest rate swap contracts are classified as cash flow hedges, and, as such, are recorded in the accompanying consolidated statements of financial position on an individual basis as either an asset or liability at fair value, with changes in fair value recorded in AOCI. Cash flows related to the interest rate swap contracts are classified as operating activities in the accompanying consolidated statements of cash flows.

The effective portion of the gain or loss on our interest rate swap contracts are recorded in AOCI. These amounts are reclassified into earnings in the same period or periods during which the hedged forecasted debt interest settlement affects earnings. See Note 16 to the accompanying consolidated financial statements for the effective portion of the gain or loss on derivative instruments recorded in AOCI and for the amounts reclassified out of AOCI and into earnings during the periods presented. As the underlying forecasted transactions occur during the next 12 months, we estimate the unrealized hedging loss in AOCI expected to be recognized in earnings is $3 million, net of tax, as of December 31, 2025. The amounts ultimately reclassified into earnings during the next 12 months will be determined based on the actual interest rates in effect at the time the positions are settled, and as a result, they could differ materially from our estimate noted above.

Note 18. Fair Value Measurements

We estimate fair value at a price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market for the asset or liability. The valuation techniques require inputs that we categorize into a three-level hierarchy, from highest to lowest level of observable inputs, as follows: unadjusted quoted prices for identical assets or liabilities in active markets ("Level 1"); direct or indirect observable inputs, including quoted prices or other market data, for similar assets or liabilities in active markets or identical assets or liabilities in less active markets ("Level 2"); and unobservable inputs that require significant judgment for which there is little or no market data ("Level 3"). When multiple input levels are required for a valuation, we categorize the entire fair value measurement according to the lowest level of input that is significant to the measurement, even though we may have also utilized significant inputs that are more readily observable.

The period-end carrying amounts of cash and cash equivalents, receivables, accounts payable and accrued liabilities approximate their fair values due to the short-term maturities of these financial instruments. The period-end carrying amounts of short- and long-term marketable securities also approximate fair value and primarily consists of available-for-sale debt securities. Unrealized gains and losses are reported net of tax as a component of AOCI in the accompanying consolidated statements of financial position. Any unrealized losses where the decline in value is other than temporary are reported in interest and net investment income in the accompanying consolidated statements of operations and comprehensive income. There were no other than temporary declines in value for the periods ended December 31, 2025 and 2024. The fair value of our debt was estimated based on available market prices for the same or similar instruments that are considered significant other observable inputs (Level 2) within the fair value hierarchy and was based on information available to us as of the respective period end dates.

We determine the fair value of our interest rate swap contracts using a forward interest rate curve obtained from a third-party market data provider. The fair value of each contract is the sum of the expected future settlements between the contract counterparties, discounted to present value. The expected future settlements are determined by comparing the contract interest rates to the expected forward interest rate as of each settlement date and applying the difference between these two rates to the notional amounts of debt in the interest rate swap contracts.

We did not change our valuation techniques for measuring the fair value of any financial assets and liabilities during the year ended December 31, 2025. Transfers between hierarchy levels, if any, are recognized at the end of the reporting period. There were no transfers between hierarchy levels during the year ended December 31, 2025.

The carrying amount and estimated fair value of our financial instruments that are recorded at fair value on a recurring basis for the periods presented are as follows:

		Estimated Fair Value Measurements		
(In millions)	**Carrying Value**	**Quote Prices in Active Markets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
As of December 31, 2025:				
Interest rate swap (Other accrued liabilities)	$ 4	$ —	$ 4	$ —
Interest rate swap (Other long-term liabilities)	13	—	13	—
Term Loan A	392	—	397	—
Term Loan B	781	—	796	—
Total liabilities	$ 1,190	$ —	$ 1,210	$ —
As of December 31, 2024:				
Marketable securities	$ 15	$ 6	$ 9	$ —
Interest rate swap (Other assets)	3	—	3	—
Long-term marketable securities	38	2	36	—
Total assets	$ 56	$ 8	$ 48	$ —
Interest rate swap (Other long-term liabilities)	$ 3	$ —	$ 3	$ —
Term Loan A	412	—	418	—
Term Loan B	788	—	793	—
Total liabilities	$ 1,202	$ —	$ 1,214	$ —

Note 19. Capital Stock

We are authorized to issue 2,000,000,000 shares of common stock. As of December 31, 2025, there were 88,480,560 shares of common stock issued and 70,958,215 shares of common stock outstanding. As of December 31, 2024, there were 87,434,468 shares of common stock issued and 75,314,243 shares of common stock outstanding. We have no other classes of equity securities issued or outstanding.

Note 20. Share Repurchase Program

On July 26, 2024, our Board of Directors approved a new share repurchase authorization of up to $650 million of our common stock over the three-year period from September 4, 2024 through September 4, 2027. Purchases under this new repurchase program may be made from time to time by the company in the open market at prevailing market prices (including through a Rule 10b5-1 Plan), in privately negotiated transactions, or through any combination of these methods, through September 4, 2027. The actual timing, number, manner and value of any shares repurchased will depend on several factors, including the market price of the company’s stock, general market and economic conditions, the company’s liquidity requirements, applicable legal requirements and other business considerations. The repurchase program does not obligate us to acquire any number of shares in any specific period or at all and may be suspended or discontinued at any time at our discretion. As of December 31, 2025, we had $329 million remaining available for future repurchases under this program.

A summary of repurchases of outstanding shares is as follows:

| (In millions, except per share data) | Year Ended December 31, | | | | | |
	2025		2024		2023	
Number of shares purchased		5,402,120		3,945,349		3,604,625
Average price paid per share[1]	$	51.81	$	40.43	$	33.29
Cost of shares purchased[1]	$	280	$	160	$	120

(1) The average price paid per share and the cost of shares purchased are calculated on a trade date basis and exclude associated commissions and taxes of $2 million, $2 million and $1 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Note 21. Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period, increased to include the number of shares of common stock that would have been outstanding had potentially dilutive shares of common stock been issued. The dilutive effect of stock options, performance options, RSUs, performance shares and RSAs are reflected in diluted earnings per share by applying the treasury stock method.

A summary of the calculations of our basic and diluted earnings per share is as follows:

| (In millions, except per share data) | Year Ended December 31, | | | | | |
	2025		2024		2023	
Net Income	$	255	$	235	$	171
Weighted-average common shares outstanding		73.1		77.0		80.5
Effect of dilutive securities:						
RSUs[1]		0.7		0.6		0.3
Stock options[2]		0.3		0.2		—
Performance options[3]		0.3		0.2		—
Weighted-average common shares outstanding - assuming dilution:		74.5		78.0		80.9
Basic earnings per share	$	3.48	$	3.05	$	2.13
Diluted earnings per share	$	3.42	$	3.01	$	2.12

(1) RSUs of 14,031 shares, 384,580 shares and 507,005 shares for the years ended December 31, 2025, 2024 and 2023, respectively, were not included in the diluted earnings per share calculation because their effect would have been anti-dilutive.

(2) Stock options to purchase 339,613 shares, 657,029 shares and 1,276,776 shares for the years ended December 31, 2025, 2024 and 2023, respectively, were not included in the diluted earnings per share calculation because their effect would have been anti-dilutive.

(3) Performance options to purchase 646,230 shares for the year ended December 31, 2023 were not included in the diluted earnings per share calculation because their effect would have been anti-dilutive. There were no anti-dilutive performance options for the years ended December 31, 2025 and 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Frontdoor, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Frontdoor, Inc. and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 26, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP
Memphis, Tennessee
February 26, 2026

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. The design of any disclosure controls and procedures is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. In accordance with Rule 13a-15(b) of the Exchange Act, as of the end of the period covered by this Annual Report on Form 10-K, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures, as of the end of the period covered by this Annual Report on Form 10-K, were effective to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financials reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. Management based its assessment on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

Our independent registered public accounting firm, Deloitte & Touche LLP, has audited the effectiveness of our internal controls over financial reporting as of December 31, 2025 and has expressed an unqualified opinion in their report which is included herein.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting, as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act, during our most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

On November 6, 2025, William C. Cobb, our Chief Executive Officer and Chairman of the Board of Directors, terminated a "Rule 10b5-1 trading arrangement" as defined in Item 408(c) of Regulation S-K, which was adopted on August 7, 2025. No sales were made pursuant to the plan prior to termination. As disclosed in our quarterly report for the quarter ending September 30, 2025 filed with the SEC on November 5, 2025, Mr. Cobb's trading plan was intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Exchange Act and provided for an aggregate sale of up to 191,036 shares of the Company's Common Stock that Mr. Cobb has an option to purchase. Mr. Cobb's trading plan would have provided for sales from November 7, 2025 to August 7, 2026, subject to early termination if all transactions under the trading plan were completed or upon certain specified events set forth therein.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item for the company will be set forth in the company's Proxy Statement for the 2026 Annual Meeting of Stockholders, which information is hereby incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item for the company will be set forth in the company's Proxy Statement for the 2026 Annual Meeting of Stockholders, which information is hereby incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item for the company will be set forth in the company's Proxy Statement for the 2026 Annual Meeting of Stockholders, which information is hereby incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item for the company will be set forth in the company's Proxy Statement for the 2026 Annual Meeting of Stockholders, which information is hereby incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item for the company will be set forth in the company's Proxy Statement for the 2026 Annual Meeting of Stockholders, which information is hereby incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a). Financial Statements, Schedules and Exhibits.

1. *Financial Statements*

The exhibits filed with this report are listed on the Exhibit Index. Entries marked by the symbol # next to the exhibit's number identify management compensatory plans, contracts or arrangements.

3. *Financial Statements Schedules*

The following information is filed as part of this Annual Report on Form 10-K and should be read in conjunction with the financial statements contained in Item 8 of this Annual Report on Form 10-K:

ITEM 16. FORM 10-K SUMMARY

None.

Exhibit Number	Description
2.1	Share Purchase Agreement, dated June 3, 2024, by and among Frontdoor, Inc., 2-10 HBW Acquisition, L.P. and 2-10 Holdco, Inc (incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed on June 4, 2024).
3.1	Restated Certificate of Incorporation of Frontdoor, Inc. (incorporated by reference to Exhibit 3.1 to Frontdoor's Quarterly Report on Form 10-Q for the quarter ended June 30, 2021).
3.2	Amended and Restated Bylaws of Frontdoor, Inc. (incorporated by reference to Exhibit 3.2 to Frontdoor's Quarterly Report on Form 10-Q for the quarter ended September 30, 2023).
4.1	Description of Securities. (incorporated by reference to Exhibit 4.1 to Frontdoor's Annual Report on Form 10-K for the year ended December 31, 2023).
10.1#	Form of Employee Stock Option Agreement under the Frontdoor, Inc. 2018 Omnibus Incentive Plan (the "Omnibus Plan") (incorporated by reference to Exhibit 10.8 to Amendment No. 1 to Frontdoor's Registration Statement on Form 10 filed on August 30, 2018).
10.2#	Form of Director Deferred Share Equivalent Agreement under the Omnibus Plan (incorporated by reference to Exhibit 10.9 to Amendment No. 1 to the Company's Registration Statement on Form 10 filed on August 30, 2018).
10.3#	Form of AHS Holding Company, Inc. Indemnification Agreement by and between Frontdoor, Inc. and individual directors (incorporated by reference to Exhibit 10.2 to Frontdoor's Registration Statement on Form 10 filed on August 1, 2018).
10.4	Amendment and Amended and Restated Credit Agreement, (incorporated by reference to Exhibit 10.1 to Amendment No. 1 to Frontdoor's Current Report on Form 8-K filed on June 21, 2021).
10.5	Amendment No. 1, dated March 8, 2023, to Amended and Restated Credit Agreement (incorporated by reference to Exhibit 10.10 to Frontdoor's Quarterly Report on Form 10-Q for the year ended March 31, 2023).
10.6	Amendment No. 2, dated as of December 19, 2024, to the Amended and Restated Credit Agreement (incorporated by reference to Exhibit 10.1 to Frontdoor's Current Report on Form 8-K filed on December 19, 2024).
10.7#	Offer Letter dated July 5, 2018, from Frontdoor, Inc. to Jeffrey Fiarman (incorporated by reference to Exhibit 10.4 to Amendment No. 1 to Frontdoor's Registration Statement on Form 10 filed on August 30, 2018).
10.8#	Frontdoor, Inc. 2018 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6 to Amendment No. 1 to Frontdoor's Registration Statement on Form 10 filed on August 30, 2018).
10.9#	Form of Stock Option Grant Notice under the Frontdoor, Inc. 2018 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 to Frontdoor's Quarterly Report on Form 10-Q for the quarter ended March 31, 2019).
10.10#	Form of Non-Qualified Stock Option Agreement under the Frontdoor, Inc. Omnibus Plan, effective March 2025 (incorporated by reference to Exhibit 10.1 to Frontdoor's Quarterly Report on Form 10-Q for the quarter ended March 31, 2025).
10.11#	Frontdoor, Inc. 2019 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to Frontdoor's Current Report on Form 8-K filed on May 2, 2019).
10.12#	Form of Non-Qualified Stock Option Agreement under the Frontdoor, Inc. Omnibus Plan, effective March 2021 (incorporated by reference to Exhibit 10.1 to Frontdoor's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021).
10.13#	Employment Agreement, dated May 19, 2022, between William C. Cobb and Frontdoor, Inc. (incorporated by reference to Exhibit 10.1 to Frontdoor's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022).
10.14#	Form of Performance Non-Qualified Stock Option Award Agreement under the Frontdoor, Inc. Omnibus Plan, effective June 2022 (incorporated by reference to Exhibit 10.2 to Frontdoor's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022).
10.15#	Form of Performance Shares Agreement under the Frontdoor, Inc. Omnibus Plan, effective March 2021 (incorporated by reference to Exhibit 10.3 to Frontdoor's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022).
10.16#	Form of Restricted Stock Unit Agreement under the Frontdoor, Inc. Omnibus Plan, effective March 2021 (incorporated by reference to Exhibit 10.4 to Frontdoor's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022).
10.17#	Form of Sign-On Restricted Stock Unit Agreement under the Frontdoor, Inc. Omnibus Plan, effective June 2022 (incorporated by reference to Exhibit 10.5 to Frontdoor's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022).
10.18#	Offer Letter dated December 1, 2022, from Frontdoor, Inc. to Jessica Ross (incorporated by reference to Exhibit 10.26 to Frontdoor's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023).
10.19#	Frontdoor, Inc. Executive Severance Policy (incorporated by reference to Exhibit 10.28 to Frontdoor's Annual Report on Form 10-K for the year ended December 31, 2022).
10.20#	Form of Performance Share Grant Notice under the Frontdoor, Inc. 2018 Omnibus Incentive Plan, effective March 2024 (incorporated by reference to Exhibit 10.1 to Frontdoor's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024).

Exhibit Number	Description
10.21#	Form of Restricted Stock Unit Agreement under the Frontdoor, Inc. Omnibus Incentive Plan, effective March 2024 (incorporated by reference to Exhibit 10.2 to Frontdoor's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024).
10.22#*	Separation and Transition Agreement between Frontdoor, Inc. and Jessica Ross, dated as of November 3, 2025.
10.23#	Offer Letter dated May 21, 2025, from Frontdoor, Inc. to Balakrishnan Ganesh (incorporated by reference to Exhibit 10.1 to Frontdoor's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025).
10.24#*	Form of Performance Share Grant Notice under the Frontdoor, Inc. 2018 Omnibus Incentive Plan, effective March 2025.
19*	Frontdoor, Inc. Securities Trading Policy.
21*	List of Subsidiaries.
23*	Consent of Deloitte & Touche LLP.
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a - 14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a - 14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Chief Executive Officer pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Chief Financial Officer pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1#	Frontdoor, Inc. Executive Clawback Policy (incorporated by reference to Exhibit 97.1 to Frontdoor's Annual Report on Form 10-K for the year ended December 31, 2023).
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents.
104*	Cover page formatted as Inline XBRL and included in Exhibit 101.

\#   Denotes management compensatory plans, contracts or arrangements.

*   Filed herewith.

The agreements and other documents filed as exhibits to this report are not intended to provide factual information or other disclosure other than the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by Frontdoor in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTDOOR, INC.

Date: February 26, 2026

By: /s/ William C. Cobb
    Name: William C. Cobb
    Title: Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: February 26, 2026

By: /s/ William C. Cobb
    Name: William C. Cobb
    Title: Chairman of the Board, Director and Chief Executive Officer
            (principal executive officer)

Date: February 26, 2026

By: /s/ Jason L. Bailey
    Name: Jason L. Bailey
    Title: Senior Vice President and Chief Financial Officer
            (principal financial officer)

Date: February 26, 2026

By: /s/ Sally J. Shanks
    Name: Sally J. Shanks
    Title: Vice President, Chief Accounting Officer and Controller
            (principal accounting officer)

Date: February 26, 2026

By: /s/ D. Steve Boland
    Name: D. Steve Boland
    Title: Director

Date: February 26, 2026

By: /s/ Anna C. Catalano
    Name: Anna C. Catalano
    Title: Director

Date: February 26, 2026

By: /s/ Peter L. Cella
    Name: Peter L. Cella
    Title: Director

Date: February 26, 2026

By: /s/ Christopher L. Clipper
    Name: Christopher L. Clipper
    Title: Director

Date: February 26, 2026

By: /s/ Brian P. McAndrews
    Name: Brian P. McAndrews
    Title: Director

Date: February 26, 2026

By: /s/ Liane J. Pelletier
    Name: Liane J. Pelletier
    Title: Director

[*Signature Page to the Annual Report on Form 10-K*]

Frontdoor, Inc. (Parent Company Only)
Condensed Statements of Operations and Comprehensive Income
(In millions)

	Year Ended December 31,		
	2025	**2024**	**2023**
Revenue	$ —	$ —	$ —
Selling and administrative expenses	—	17	—
Interest expense	79	40	40
Interest and net investment income	(5)	(4)	(4)
Loss on extinguishment of debt	—	3	—
Loss before Income Taxes	(74)	(56)	(35)
Provision for income taxes	4	1	2
Net Loss from Operations	(78)	(57)	(38)
Equity in earnings of subsidiaries (net of tax)	333	292	209
Net Income	$ 255	$ 235	$ 171
Other Comprehensive (Loss) Income, Net of Income Taxes:			
Unrealized (loss) gain on derivative instruments, net of income taxes	(12)	(6)	(3)
Total Other Comprehensive (Loss) Income, Net of Income Taxes:	(12)	(6)	(3)
Comprehensive Income	$ 243	$ 229	$ 169

See accompanying Notes to the Condensed Financial Statements.

Frontdoor, Inc. (Parent Company Only)
Condensed Statements of Financial Position
(In millions)

	As of December 31,			
	2025		2024	
Assets:				
Current Assets:				
Cash and cash equivalents	$	160	$	11
Prepaid expenses and other current assets		—		4
Total Current Assets		160		15
Other Assets:				
Investments in subsidiaries		1,487		1,772
Deferred tax assets, net		5		—
Other assets		2		2
Total Assets	$	1,653	$	1,790
Liabilities and Shareholders' Equity:				
Current Liabilities:				
Accounts payable	$	—	$	—
Accrued liabilities:				
Income taxes payable		26		—
Other accrued liabilities		15		9
Current portion of long-term debt		29		29
Total Current Liabilities		70		38
Long-Term Debt		1,144		1,170
Due to Subsidiaries		185		339
Other Long-Term Liabilities:				
Deferred tax liabilities, net		—		—
Other long-term liabilities		13		4
Total Other Long-Term Liabilities		13		4
Shareholders' Equity		242		239
Total Liabilities and Shareholders' Equity	$	1,653	$	1,790

See accompanying Notes to the Condensed Financial Statements.

Frontdoor, Inc. (Parent Company Only)
Condensed Statements of Cash Flows
(In millions)

	Year Ended December 31,					
	2025		**2024**		**2023**	
Cash and Cash Equivalents at Beginning of Period	$	11	$	39	$	1
Net Cash Used for Operating Activities		(1)		(56)		(42)
Cash Flows from Investing Activities:						
Business acquisitions, net of cash acquired		3		(583)		—
Net Cash Provided from (Used for) Investing Activities		3		(583)		—
Cash Flows from Financing Activities:						
Borrowings of debt, net of discount		—		1,216		—
Repayments of debt		(29)		(598)		(17)
Debt issuance costs paid		—		(18)		—
Net transfers to Parent Company		449		164		216
Repurchases of common stock		(283)		(161)		(121)
Other financing activities		9		9		1
Net Cash Provided from Financing Activities		147		611		80
Cash (Decrease) Increase During the Period		149		(28)		38
Cash and Cash Equivalents at End of Period	$	160	$	11	$	39

See accompanying Notes to the Condensed Financial Statements.

Frontdoor, Inc. (Parent Company Only)
Notes to the Condensed Financial Statements

Note 1. Basis of Presentation

The condensed financial statements of Frontdoor, Inc. ("Parent Company") are required as a result of the restricted net assets of the Parent Company's consolidated subsidiaries exceeding 25 percent of the Parent Company's consolidated net assets as of December 31, 2025. All consolidated subsidiaries of the Parent Company are wholly owned. The primary source of income for the Parent Company is equity in its subsidiaries' earnings.

Pursuant to rules and regulations of the SEC, the unconsolidated condensed financial statements of the Parent Company do not reflect all of the information and notes normally included with financial statements prepared in accordance with GAAP. Therefore, these condensed financial statements should be read in conjunction with the audited consolidated financial statements and related notes thereto included in this Annual Report on Form 10-K.

The Parent Company has accounted for its subsidiaries using the equity method of accounting in these condensed financial statements.

Note 2. Long-Term Debt

On June 17, 2021, we entered into the Credit Agreement, which provided for a $260 million Prior Term Loan A maturing June 17, 2026, a $380 million Prior Term Loan B maturing June 17, 2028 and a $250 million Prior Revolving Credit Facility terminating June 17, 2026.

On December 19, 2024, we entered into the second amendment to the Credit Agreement, which provides for a $418 million Amended Term Loan A maturing December 31, 2029, a $800 million Amended Term Loan B maturing December 31, 2031 and a $250 million Amended Revolving Credit Facility terminating December 31, 2029. The net proceeds from the transaction were used to repay the Prior Term Loan Facilities, including accrued and unpaid interest, to fund the 2-10 HBW Acquisition, which also closed on December 19, 2024, and to pay related fees and expenses of all these transactions with the remainder has been designated to fund share repurchases or for other general corporate purposes.

In connection with the second amendment to the Credit Agreement, we repaid all of the then current outstanding principal amounts of the Prior Term Loan Facilities, consisting of $218 million related to the Prior Term Loan A and $368 million related to the Prior Term Loan B, and recorded a loss on extinguishment of debt of $3 million, which included the write-off of unamortized debt issuance costs and original issue discount. Additionally, on December 19, 2024, we terminated the Prior Revolving Credit Facility, which carried a zero balance.

For the years ended December 31, 2025, 2024 and 2023, Parent Company's debt and corresponding interest expense were not allocated to its subsidiaries. American Home Shield is a co-obligor and/or guarantor of the debt, and interest expense has been pushed down to American Home Shield for income tax purposes. For further information on the Parent Company's financing transactions, see Note 12 to the audited consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

Note 3. Acquisition

On December 19, 2024, we completed the acquisition of all of the issued and outstanding common stock of 2-10 HBW pursuant to a purchase agreement dated June 3, 2024 for aggregate cash consideration of $585 million, subject to certain customary adjustments including the amount of cash acquired, debt, seller transaction expenses, working capital and regulatory capital in the business of 2-10 HBW. Following the settlement of all contractual adjustments, the aggregate cash consideration paid was $580 million. 2-10 HBW is a leading provider of new home builder warranties that provide home builders insurance-backed coverage and/or administrative services for workmanship, systems and/or structural failures. 2-10 HBW is also a provider of home warranties.

For further information on the 2-10 HBW Acquisition, see Note 7 to the audited consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

Note 4. Supplemental Non-Cash Information

The Parent Company entered into certain non-cash transactions with subsidiaries as follows, which have been excluded from the condensed statements of cash flows:

(In millions)	Year Ended December 31,		
	2025	2024	2023
Settlement of amounts due to subsidiaries	$ (573)	$ —	$ (605)
Dividend from subsidiaries	573	—	605

Note 5. Share Repurchase Program

On July 26, 2024, our Board of Directors approved a new share repurchase authorization of up to $650 million of our common stock over the three-year period from September 4, 2024 through September 4, 2027. Purchases under this new repurchase program may be made from time to time by the company in the open market at prevailing market prices (including through a Rule 10b5-1 Plan), in privately negotiated transactions, or through any combination of these methods, through September 4, 2027. The actual timing, number, manner and value of any shares repurchased will depend on several factors, including the market price of the company's stock, general market and economic conditions, the company's liquidity requirements, applicable legal requirements and other business considerations. The repurchase program does not obligate us to acquire any number of shares in any specific period or at all and may be suspended or discontinued at any time at our discretion. We repurchased a total of 5,402,120 outstanding shares at an aggregate cost of $280 million, which is included in treasury stock on the accompanying consolidated statements of financial position. As of December 31, 2025, we had $329 million remaining available for future repurchases under this program.

For further information on the Parent Company's share repurchases, see Note 20 to the audited consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

SCHEDULE II
Frontdoor, Inc.
Valuation and Qualifying Accounts
(In millions)

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions[1]	Balance at End of Period
As of and for the year ended December 31, 2025				
Allowance for doubtful accounts:				
Accounts receivable	$ 4	$ 19	$ 19	$ 4
Income tax valuation allowance	1	—	1	—
As of and for the year ended December 31, 2024				
Allowance for doubtful accounts:				
Accounts receivable	$ 5	$ 20	$ 21	$ 4
Income tax valuation allowance	1	—	—	1
As of and for the year ended December 31, 2023				
Allowance for doubtful accounts:				
Accounts receivable	$ 4	$ 22	$ 21	$ 5
Income tax valuation allowance	—	1	—	1

(1) Deductions to the allowance for doubtful accounts for accounts receivable reflect write-offs of uncollectible accounts. Deductions to the income tax valuation allowance are primarily attributable to the reduction in net operating loss carryforwards and other deferred tax assets related to the uncertainty of future taxable income in certain jurisdictions.

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Cumulative Total Return

The following graph compares the cumulative total stockholder return on our common stock during the last five fiscal years with that of the Nasdaq Composite Index and the S&P 500 Commercial and Professional Services Industry Group Index. The comparison assumes that $100 was invested on December 31, 2020 in our common stock, in the Nasdaq Composite Index and in the S&P 500 Commercial and Professional Services Industry Group Index, and assumes that dividends paid by a company are reinvested in that company's stock.

Comparison of Cumulative Total Return
Among Frontdoor, Inc., S&P 500 Commercial & Professional Services Industry Group, and the Nasdaq Composite Index



	2020	2021	2022	2023	2024	2025
Frontdoor, Inc.	$100.00	$72.99	$41.43	$70.15	$108.88	$114.90
Nasdaq Composite Index	$100.00	$122.18	$82.43	$119.22	$154.48	$187.14
S&P 500 - Commercial & Professional Services (Industry Group)	$100.00	$130.35	$117.82	$142.21	$168.24	$159.96



CORPORATE INVESTOR INFORMATION

frontdoor®

BOARD OF DIRECTORS

William C. Cobb
Chairman of the Board
Chief Executive Officer
Frontdoor, Inc.

D. Steve Boland
Member, Nominating and
Corporate Governance Committee

Anna C. Catalano
Chair, Compensation Committee

Peter L. Cella
Member, Audit Committee and
Compensation Committee

Christopher L. Clipper
Chair, Audit Committee
Chief Financial Officer
David Yurman Enterprises, LLC

Dennis W. Howard
Member, Audit Committee
Chief Technology, Operations, and
Data Officer
Charles Schwab

Brian P. McAndrews
Lead Director, Chair, Nominating and
Corporate Governance Committee
Senior Advisor
Spectrum Equity Management, L.P.

Liane J. Pelletier
Member, Audit Committee and
Compensation Committee

EXECUTIVE OFFICERS

William C. Cobb
Chief Executive Officer

Jason L. Bailey
Senior Vice President and
Chief Financial Officer

Kathryn M. Collins
Senior Vice President and
Chief Revenue Officer

Jeffrey A. Fiarman
Senior Vice President and
Chief Legal Officer

Balakrishnan A. Ganesh
Senior Vice President and
Chief Technology Officer

Evan A. Iverson
Senior Vice President and
Chief Operating Officer

INVESTOR INFORMATION

Corporate Offices
3400 Players Club Parkway, Suite 300
Memphis, TN 38125-1731
901.701.5000

Corporate Website
frontdoorhome.com

Annual Meeting Details
May 13, 2026, 10:00 a.m.
Central Time
virtualshareholdermeeting.com/FTDR2026

Investor Relations
Matthew S. Davis
Vice President, Investor Relations
and Treasurer
3400 Players Club Parkway, Suite 300
Memphis, TN 38125-1731
901.701.5199

10-K Reports
Available online from the SEC, by written
request to the Corporate Secretary,
or at frontdoorhome.com.

Transfer Agent
Computershare Trust Company, N.A.
150 Royall Street, Suite 100
Canton, MA 43078
877.373.6374
computershare.com

Common Stock
Ticker Symbol - FTDR
Listed - Nasdaq

Independent Registered
Public Accounting Firm
Deloitte & Touche LLP
Memphis, TN

FSC www.fsc.org MIX Paper | Supporting responsible forestry FSC® C132107



CORPORATE HEADQUARTERS
3400 Players Club Parkway, Suite 300
Memphis, TN 38125-1731
frontdoorhome.com